
11007368


Rethink Possible

A Network of *Possibilities*

AT&T Inc. 2010 Annual Report

A Network of *Possibilities.*

So, what will drive AT&T's future growth and leadership?

It starts with building the most advanced, intelligent network in the world. Add billions of devices. Wrap it all in an open innovation environment that spawns fresh ideas and breakthrough thinking.

When all that comes together — when intelligence, connectivity and ideas converge — a world of possibilities opens.

At AT&T, it all adds up to new growth opportunities as we rethink how we live and work ... bring people together, making them more productive ... and collaborate to drive innovation.

We're excited about the infinite possibilities, and we think you will be, too.

To AT&T Investors:


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When the communications industry looks back at the start of this decade, it will be marked as an inflection point — when mobile broadband forever changed how the world does business.

Over the past few years, smartphones riding on our powerful third-generation (3G) mobile broadband network literally have placed the Internet in the palm of America's hand. Virtually overnight, that has transformed how we share information, how we buy and sell things, how we socialize. But what's taking place now is even more profound. We're quickly moving to 4G mobile broadband networks, and we're layering on the power of cloud computing — a tech industry phrase that refers to how people can use their smartphones and other devices to access content and applications stored in secure remote locations.

With this combination, customers are truly beginning to mobilize everything. Our network now supports a new wave of advanced mobile devices that includes tablets and a wide array of embedded wireless devices — from smart household appliances to remote medical monitoring to business inventory management. All of this is helping people and businesses communicate faster and do more than anyone ever imagined. And the most exciting part? We're just getting started.

America has set the pace for the world in this new era of communications, and I'm proud to say that your company has led the way. A few years ago, we made the decision to concentrate AT&T's strategic focus on the opportunities we saw flowing from mobile broadband. Over just the past three years, we committed nearly $70 billion to acquire spectrum and build the most advanced wireless and wireline network capabilities. And on top of this network, we've offered customers one breakthrough device after another, along with access to a broad range of powerful applications that integrate their video, data and voice experience.

2010 Results Our leadership in these areas — combined with solid execution across our business — has driven industry-leading growth. In 2010:

- Wireless connections on our network increased by 8.9 million, the largest annual gain in our history.
- Wireless data revenues increased 28.7 percent, the strongest growth among major U.S. wireless providers.
- AT&T U-verse[SM] TV subscribers increased by more than 900,000, outpacing every other publicly reporting pay TV provider in the United States.

- Our strategic business services — led by Virtual Private Networks (VPN) and including things such as hosting and applications services — grew 15.8 percent.
- Our overall financial results were solid as well: Consolidated revenues improved from 2009 levels; earnings per share grew 63.4 percent, largely due to timely sales of non-strategic assets and favorable resolution of income tax matters, and 10.6 percent excluding significant items; and cash from operations totaled $35.0 billion.
- We used that cash to invest in our operations and prepare for future growth, to further reduce debt, and to return $9.9 billion in dividends to stockholders.
- In December, your board of directors again increased our quarterly dividend — for the 27th consecutive year — and authorized the repurchase of up to 300 million shares.

These achievements round out the larger story of how your company has executed over the past three years — as we, like other companies, have worked through a tough economy. As we begin 2011, AT&T is coming out of the downturn stronger, both operationally and financially, than we were going in — with improving revenue trends, expanding margins and a more growth-oriented business. In the fourth quarter, 73 percent of our revenues came from mobility, wireline data and managed services, and those revenues were growing at a 9.0 percent pace.

A Network of Possibilities The foundation for this growth is a network that's more powerful and capable than ever. Our domestic wireless network covers more than 300 million people, and we provide the broadest international access of any U.S. mobile provider. Our global networking capabilities provide advanced connections for businesses to 182 countries. And on an average business day, our global backbone carries nearly 24 petabytes of data traffic — more than 100 times the digitized Library of Congress.

Our network delivers breathtaking levels of connectivity and mobility. But the real power of this network is in all that it enables — how it speeds commerce and drives economic growth, how it helps people and communities reach their potential. Our network and the solutions that ride on it give a young student in a small-town school access to the same applications and resources as her counterparts in major metropolitan areas. They give a small family business down the street the tools to compete with the largest companies. We help entrepreneurs across all sorts of industries get noticed and get to market faster. In all these ways and more, our network and services play an important and growing role.

Growth Platforms This network and the vision behind it form the foundation for the three core growth platforms that are shaping AT&T's future:

- Mobile broadband, where we've led the way in growth and network capabilities.
- Advanced business solutions that combine mobile broadband, cloud capabilities and applications to help businesses mobilize everything and transform their operations.
- AT&T U-verse, our advanced platform for integrated next-generation TV, voice and broadband services.



Randall Stephenson

Chairman, Chief Executive Officer and President

Mobile broadband is where we've invested most aggressively. Today we have the United States' fastest mobile broadband network, based on independent tests. And we've expanded its reach through access to more than 24,000 Wi-Fi hotspots nationwide, the most of any U.S. provider. Now we're on a quick, steady path to deliver the best 4G capabilities — faster speeds, more capacity and greater functionality.

We've also consistently led in providing cutting-edge mobile devices and mobile applications. To spur future growth in these areas, we're finding new ways to open our network to developers, including the launch of three innovation centers — one near Dallas, another in Silicon Valley and a third in Israel.

And as we take these mobile broadband capabilities to the world of business and combine them with our premier VPN capabilities and our cloud investments, we're creating a new generation of opportunities for business customers. Using our network and our solutions, companies arm their employees with seamless access to applications and data, whether they are in the office, at home or on the move around the globe. The result is faster decision-making, quicker response times and improved productivity.

In some cases, our advanced solutions can help transform entire business models — helping enterprises rethink everything from marketing to customer service to inventory management. We also have promising industry-specific opportunities — in health care, for example, where our network can help improve service delivery through wireless patient monitoring, high-quality video links for remote diagnostics, and more. We've committed some of our best talent and substantial resources to accelerate our progress in these areas.

Our third major growth platform is AT&T U-verse, an integrated set of services — high-quality TV with unique features and functionality, high speed Internet, and voice —



AT&T Executive Leadership Team

Left to Right: Wayne Watts, Senior Executive Vice President and General Counsel; Jim Cicconi, Senior Executive Vice President-External and Legislative Affairs, AT&T Services, Inc.; Ray Wilkins Jr., Chief Executive Officer-AT&T Diversified Businesses; Randall Stephenson, Chairman, Chief Executive Officer and President; Ron Spears, Senior Executive Vice President-Executive Operations; John Stankey, President and Chief Executive Officer, AT&T Business Solutions; Cathy Coughlin, Senior Executive Vice President and Global Marketing Officer; Bill Blase Jr., Senior Executive Vice President-Human Resources; Forrest Miller, Group President-Corporate Strategy and Development; Ralph de la Vega, President and Chief Executive Officer, AT&T Mobility and Consumer Markets; Rick Lindner, Senior Executive Vice President and Chief Financial Officer.

all delivered over an advanced Internet Protocol network. We've already deployed this network to more than 27 million living units, and our subscriber base is now more than 3 million — almost all of them added in the past three years. AT&T U-verse TV ranks Highest in Residential Television Service Satisfaction in the North Central, South and West Regions, according to the J.D. Power and Associates 2010 Residential Television Service Provider Satisfaction Study℠.[1]

All three of these platforms are still early in their development, which means that our top priority over the next few years is to accelerate their growth.

Increasingly, we'll also focus on the potential to deliver services across networks and platforms to make things simple and seamless for customers as they access content of all kinds — video, data and applications — without giving a thought to whether they happen to be on a wired or wireless network. We're uniquely positioned to make this kind of cross-platform access a reality. In fact, we've already started to move in that direction with services like U-verse Mobile, which lets customers download and watch video content on their wireless devices.

AT&T also has led the way in wireless connectivity for nontraditional devices and applications — everything from eReaders to personal navigation devices to home security monitoring. Businesses, too, are using mobile broadband connectivity for a host of functions, including location-based advertising, automated meter reading and logistics management. We already have more than 9 million of these connected devices on our network, a total that nearly doubled in 2010. We expect that very soon every machine and appliance we have in our homes and our businesses will operate better and more intelligently with wireless connectivity.

Driving Innovation, Empowering People and Communities In all of these areas, AT&T has a rich history of investment and new service development. But the amount of innovation taking place in our industry is unprecedented; it's more comprehensive and moving more quickly than anything I've seen in my lifetime. So, it's an exciting time for customers and for our company, and I believe the future of the communications industry has never been more promising. Your company is providing leadership to speed its development.

That's why we encourage policymakers to strengthen the climate for investment across our industry through smart tax policy and light-touch regulation. It's also why we work with governmental authorities and others to free up more of the quality wireless spectrum that is the invisible lifeblood of sustained innovation and growth.

And it's why we've created and funded AT&T Aspire, a $100 million initiative to support proven programs that can improve educational outcomes with particular focus on our country's high school drop-out crisis. This is an investment in developing the educated workforce that is critical for our company's continued progress and our nation's future prosperity.

In the following pages, you'll read examples of what our Network of Possibilities means for the way real people live and work. There's a thread that runs through their stories: The future is now. And no one is better positioned than AT&T to deliver that future and make the impossible possible.

It's an honor for me to lead a company whose services have such a powerful and positive impact on people, communities and economic growth. And I am very proud of AT&T's 267,000 employees around the world, whose dedication and hard work bring the benefits of technology and innovation to life for customers.

On their behalf, I extend my sincere thanks to you, our stockholders, for your confidence and support.

Sincerely,



Randall Stephenson
Chairman, Chief Executive Officer and President
February 11, 2011

A Network of

v

Intelligence ...

rethinking how we live and work

v

Connections ...

bringing people together, making them more productive

v

Ideas ...

collaborating to drive innovation



Force

LEVEL TRACKING

INTELLIGENCE

AT&T's network of intelligence helps Kirsen Global Security and other businesses across the globe rethink how they operate. Supported by AT&T's global network capabilities, Kirsen's container monitoring devices allow valuable cargo shipments to proactively report location and status — meaning more peace of mind for manufacturers, logistics providers, shipping lines, insurance companies and even customs and border protection.

KIRSEN GLOBAL SECURITY

Berlin, Germany

"AT&T has supported Kirsen ever since we created our first container monitoring devices nearly a decade ago."

— Christian Bogatu, Ph.D., Co-Founder, Kirsen Global Security



Better Security Every year, companies use hundreds of millions of shipping containers to move products around the world by boat, truck and rail. Whatever the contents — from pharmaceuticals to electronics to food products — those companies and their logistics providers need to know where their containers are at any given time.

But often they need to know much more than that. Was the container opened? What's the temperature or humidity inside? What levels of force are the contents exposed to?

"That's where Kirsen Global Security adds significant value for our customers — leading transportation providers like DB Schenker, for which we developed the DB Schenker*smartbox* solution — and for *their* customers, manufacturers around the globe," says the company's co-founder, Christian Bogatu, Ph.D. "Over the past decade, we've collaborated with AT&T to develop and refine this small but powerful device that can monitor all of that information and more and transmit it virtually anywhere in the world, at any time of day."

The data these devices provide can make a big difference. Monitoring these containers can allow an electronics manufacturer, for example, to significantly decrease its safety stock, while also lowering its insurance premiums.

Kirsen collaborated with AT&T on the Container Monitoring System, which relies on AT&T's GSM-based wireless networking and international data capabilities. Because AT&T's wireless network operates on the global standard, containers can be monitored wirelessly, virtually anywhere. And, of course, the AT&T global network is there when needed — providing the reliable, highly secure data communications Kirsen's customers demand.






yp .com SM
AZ 73°
EL +20°
9a
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21

INTELLIGENCE



With more than 3 million AT&T U-verse TV subscribers, AT&T delivered wireline consumer revenue growth in the second half of 2010. And more than three-fourths of AT&T U-verse TV subscribers, like Jim Olvera, choose three or more services from AT&T, driving 12 consecutive quarters of growth in wireline consumer revenues per household.

JIM OLVERA

Dallas, Texas

"I love the freedom that comes from being connected to family and business nearly everywhere I go!"

— Jim Olvera, Photographer



Better Connected Since Jim Olvera set up shop 18 years ago, the digital revolution has transformed the photography industry ... and his business. About four years ago, Jim realized he can work from any place that's connected. And because he's with AT&T, that's just about anywhere.

Jim moved his office into his home, where AT&T U-verse High Speed Internet enables him to maintain Web galleries for clients and manage his business, all online.

"The beauty of working from home is more time with my family — although my daughter, Caroline, might disagree!" says Jim. In their downtime, Jim and his wife, Vicki, catch up on their favorite shows. They love the great signal quality and access to HD shows they get with U-verse TV. Of course, like most families, they're so busy that they give their DVR a real workout. The Olveras are a close family, so they also use their U-verse Internet connection to video chat with their older daughter, Katherine, who's studying in Italy.

Jim's AT&T smartphone keeps him just as connected on the road. "If I meet potential clients, I just whip out my phone to show them my portfolio," he says. And access to mobile apps — such as the app that tracks the path of the sun so Jim can get the best light for a photo — helps him work smarter.

Jim also likes that he can reach potential new customers with a listing on AT&T's YP.com℠, which helps consumers find local businesses from a PC or a mobile device via YPmobile®.



Jim is a great example of what's possible when AT&T connects you at home or away.


948ft
ELEV. GAIN


5.9
MILES TRAVELED

CONNECTIONS

"AT&T takes a truly open and collaborative approach to its relationship with Trimble," says Rich Rudow (right), general manager for Trimble Outdoors. Rich and Kris Wagner, marketing director for Trimble Outdoors, are pictured on South Mountain near Trimble Outdoors' headquarters in Arizona, using the AllSport GPS™ app, one of a suite of Trimble applications available on AT&T devices.

TRIMBLE OUTDOORS

Tempe, Arizona

> "We're proud to see our GPS technology helping people enjoy the great outdoors and cultivate active, healthy lifestyles."
>
> — Larry Fox, Director of Business Development, Trimble Outdoors



Better Tracked Trimble Navigation Ltd. has a long track record of using GPS technology to increase efficiencies in the agriculture, engineering and construction industries. Several years ago, Trimble's leaders asked a question: Could they apply that same technology to their love of the outdoors and desire for an active lifestyle? And the answer was Trimble Outdoors.

The Trimble Outdoors vision was born at about the same time that AT&T formed its own vision of how mobile data communications could dramatically expand the capabilities of mobile devices well beyond simply making phone calls. The result has been a strong relationship, reinforced by AT&T's open and collaborative approach to working with developers.

"Our colleagues at AT&T were willing to invest the time and resources to help us realize our vision," says Larry Fox, director of business development at Trimble Outdoors. "And they've offered more than dedicated product management resources to help us deploy our apps on wireless devices. They've also worked with us to launch our products, raise awareness and mature our business strategy."

The outcome of this collaboration is a suite of mobile applications — Trimble Outdoors™, AllSport GPS and Geocache Navigator™ — that enables athletes and outdoor enthusiasts not only to find their way while out on the trail but also to document trips, share photos and video, and even track workouts and calories burned.

AT&T's collaboration with Trimble is just one example of how AT&T is imagining new possibilities and collaborating with developers to bring fresh capabilities to wireless devices.




USA

CONNECTIONS

AT&T Synaptic Hosting℠ helps the USOC manage traffic to its website, teamusa.org, freeing the USOC to focus on its mission of supporting Olympic and Paralympic athletes in achieving sustained competitive excellence. And with Synaptic Hosting, the USOC can provide the video and interactive content that its fans demand. Pictured are Consuella Moore (left) and April Holmes at the USOC's Chula Vista, Calif., Olympic Training Center — where track & field was the first sport to integrate Olympic and Paralympic hopefuls in a resident training program.

U.S. OLYMPIC COMMITTEE

Colorado Springs, Colorado

"AT&T Synaptic Hosting lets us handle peaks and valleys – and explore ways to make the Olympic Movement more relevant to audiences."

– Trevor Miller, Managing Director of Information Technology, USOC





Better Managed As the steward of the Olympic Movement in the United States, part of the U.S. Olympic Committee's (USOC) mission involves training, entering and underwriting the full expenses for the U.S. teams in the Olympic, Paralympic, Pan American and Parapan American Games. When the organization faced a challenge — increased demand for high-bandwidth content on its website, teamusa.org — the USOC turned to AT&T.

The cyclical nature of the Olympic Games drives strong surges in demand for content, particularly every two years. Traffic to teamusa.org spikes in the months around the Games, as people worldwide look for information on Team USA and seek in-depth reporting on the U.S. Olympic Team Trials and the Olympic and Paralympic Games. At the same time, the USOC is adding content, such as photo galleries, video and interactive media, that requires additional bandwidth and capacity.

"The website is critical; it's how we talk to our constituents and our fan base," says Trevor Miller, managing director of information technology for the USOC. But building an in-house system to handle peak demand levels and ensure sufficient bandwidth to deliver interactive content would have been inefficient and expensive to manage during down cycles.

AT&T Synaptic Hosting provides a Web hosting solution that expands and contracts based on the amount of traffic to the website. When traffic rises, the USOC gets additional bandwidth and capacity without needing to install additional hardware. And when demand slows down, the USOC isn't required to pay for more capacity than it needs — a critical benefit for the nonprofit organization.



Of course, the real benefit for the USOC is the ability to focus on supporting U.S. Olympic and Paralympic athletes, rather than its IT infrastructure. "What's the best use of our time and resources — running a network or supporting our athletes?" asks Miller. "AT&T Synaptic Hosting was the clear choice."





CONNECTIONS

With devices like the BlackBerry® Torch™ smartphone, AT&T delivers the mobile broadband capabilities that keep busy people like Melissa Galvan (center) going. AT&T is the mobile broadband leader, with more smartphones than any other carrier.

MELISSA GALVAN

Syosset, New York

"I have a million things to do every day, so I need my BlackBerry Torch to stay on top of it all."

– Melissa Galvan, College Student





Better Life From posting photos on Facebook to keeping up with current events via CNN Mobile ... from online banking to managing her to-do list, student Melissa Galvan's BlackBerry Torch smartphone keeps her hectic life on track without letting anything fall through the cracks.

Exclusive to AT&T in the U.S., the BlackBerry Torch is the best BlackBerry smartphone yet. When she's on the go, Melissa gets local information from apps to help her find the lowest prices on gas and navigate around traffic jams so she's always on time for class. When she has free time, she makes plans with up to 10 friends at once using the smartphone's "reply all" messaging. And when they all want to check out a new restaurant, the AT&T-designed Locations service allows her to send her friends a map.

Of course, the BlackBerry Torch also makes calls ... but because Melissa knows the dangers of distracted driving, she always uses a Bluetooth® headset for a quick check-in with her parents or a full-fledged gossip session with her best friend.[2] And on AT&T's mobile broadband network, she can talk on the phone and use mobile apps at the same time.

"Even if it's just to know whether to take an umbrella when I leave the house, I depend on my phone," says Melissa. That's why she and millions like her who rely on mobile broadband connectivity are driving the next wave of growth in the wireless industry.



103 mg/dL



MON





IDEAS

Early studies show significant improvements for patients using the DiabetesManager® portion of the mHealth Solution.[3] "AT&T is committed to mHealth solutions that help improve quality of care and patient outcomes," says Randall Porter, assistant vice president, Product Marketing Management for AT&T.

MHEALTH SOLUTION

Bedminster, New Jersey

"With AT&T's reputation for innovation and investment in health care solutions, collaborating with them was a no-brainer."

– Ryan Sysko, Founder and CEO, WellDoc





Better Health AT&T is joining with developers and health care providers to develop solutions that combine mobility technologies, devices, connectivity and applications to drive down medical costs and help patients live longer, better lives.

A case in point: the mHealth Solution from AT&T and WellDoc®. Recognizing that nearly no one leaves home without a wireless device, AT&T is creating an end-to-end solution around a cutting-edge mobile application to help people with diabetes better track, monitor and manage their disease. The mHealth Solution allows patients to enter information, including blood sugar readings, into a wireless application that provides instant feedback and specific guidance, based on clinical algorithms. With real-time data upload, doctors and nurses can provide better, more timely support for patients, which not only has the potential to lower costs of care but, more important, helps caregivers target patients who need the most help. AT&T, working with WellDoc, is initiating the product with a select group of AT&T employees with diabetes in early 2011 and then rolling it out to other corporations.

Or consider the Heartrak ECAT (External Cardiac Ambulatory Telemetry) solution from Mednet Healthcare Technologies Inc. AT&T provides the wireless connectivity to transmit data directly from the heart monitor to Mednet. And because patients are mobile, they can wear the monitor for up to 30 days, giving doctors more and better diagnostic data.

Patients' failure to take their medication as prescribed can have deadly consequences. But imagine a world where pill bottles remind patients when they've missed a scheduled dose. With Vitality GlowCaps, the AT&T network relays adherence data based on the times a pill bottle is opened so that Vitality can send patients visual and audio reminders to take their medication.



AT&T is collaborating with these — and many other — organizations to improve patient care. And the company is excited about the growth opportunities in the mobile health arena.



1,100+

SCIENTISTS

8

NOBEL PRIZES

IDEAS

Sanjay Macwan (center) meets with Jim Goetz (left), general partner of Sequoia Capital, and Michael Mullany, VP Products for app developer Sencha, in Palo Alto. Sequoia connected Sencha with AT&T through the fast-pitch process. The resulting project entered the proof of concept phase in a matter of weeks. "AT&T's fast-pitch program accelerates innovation by developers and helps them bring products to market more quickly. We are thrilled to see AT&T working proactively with the venture and start-up communities," says Goetz.

SANJAY MACWAN

Palo Alto, California

"AT&T's collaborative approach has increased the velocity of innovation for Sencha and opened doors to new opportunities."

— Michael Mullany, VP Products, Sencha



Better Innovation AT&T is proud of its history of innovation. The company has won eight Nobel Prizes through the years and earned more than 1,000 patents in 2010 alone. But Sanjay Macwan's job in 2010 was to take AT&T's innovation program to the next level.

"We have six labs and more than 1,100 of the world's best scientists," says Sanjay, assistant vice president, Technology and Innovation at AT&T. "But we knew we could be better at collaborating with the developers in Silicon Valley and around the world who are transforming our industry." So, Sanjay started the year on a "listening tour" with venture capitalists (VCs), asking them how AT&T could better engage with startups.

Based on their input, AT&T developed a collaborative program that includes "fast-pitch" sessions — a kind of tech innovation speed-dating — to evaluate ideas. AT&T also created innovation centers to bring together all the resources needed to fast-track projects to market. And AT&T moved quickly to open its network to developers in unprecedented ways, giving them easy access to network capabilities, better development tools and virtual network environments where they can experiment.

AT&T has opened innovation centers in California, Texas and Israel and, in 2010, engaged more than 150 developers through fast-pitch evaluations. In 2011, the company is on track to increase the number of pitches to 400.

"The VCs and startups tell us they're happy with the results," says Sanjay. "And I'm proud that all developers who participate in our fast-pitch program — even if not chosen for a project — get valuable, actionable feedback. We're committed to bringing value to this critical part of the ecosystem."



Solid Financial Performance

$23.0B

Amount AT&T invested in 2010 – including acquisitions and spectrum purchases – in its wired and wireless networks.

3.35

2010 AT&T earnings per diluted share increased 63.4 percent (10.6 percent excluding significant items) over 2009.

35.0B

AT&T cash from operating activities in 2010, up 1.7 percent over 2009.

Full-Year 2010 Customer Revenue Mix

In the fourth quarter of 2010, AT&T's growth platforms – wireless, wireline data and managed services – represented 73 percent of revenues and combined grew 9.0 percent year over year.



47% Wireless
6% Advertising Solutions/Other
Wireline Voice
Wireline Data/ Managed Services

Dividends Paid

Dividends paid in 2010 totaled $9.9 billion. AT&T is the only major U.S. telecom company to have increased its quarterly dividend for 27 consecutive years.

Per Share >

2010 $1.69

Our network of possibilities opens new doors to growth opportunities ...

expanding our industry leadership and enabling us to return value to you ...

Take a look.

A Network of *Possibilities.*

What does it mean for our stockholders?

Industry Leadership

Best Global Coverage

Voted best mobile phone coverage, again.

For the fourth consecutive year, AT&T was recognized for the Best Mobile Phone Coverage In The World by *Business Traveler* magazine.

$148.2M

Total 2010 giving by AT&T and its employees to advance education, strengthen communities and improve lives.

Frost & Sullivan

AT&T is the Company of the Year for North American Business Communication Services.

Current Analysis

AT&T rates as the leader in the U.S. enterprise mobility space among top-tier carriers.[4]

Gartner

In 2010, leading industry analyst firm Gartner recognized AT&T in the Leaders Quadrant for: Cloud Infrastructure As A Service and Web Hosting; U.S. Telecommunications Service Providers; Web Conferencing; Managed Security Service Providers, North America; Asia/Pacific Network Service Providers; Communications Outsourcing & Professional Services, North America; Global Network Service Providers; Pan-European Network Service Providers; and Communications Outsourcing and Professional Services, Worldwide.[5]

Most Admired

FORTUNE® Magazine named AT&T one of the 50

in 2010.[6]

IDC

AT&T is a Worldwide Leader in Multinational Corporation Telecom Services.[7]

42K+

Students served by AT&T Aspire High School Success Grant-funded programs in 2010.

J.D. Power and Associates

AT&T U-verse TV ranks in Residential [illegible] Satisfaction in the North Central, South and West Regions.[1]

Focus on Growth Platforms

Wireless Connections

AT&T added 8.9 million wireless connections (excluding mergers and acquisitions) in 2010, the company's best-ever annual total.

In millions >



95.5

2010



85.1

2009



77.0

2008



70.1

2007

Connected Devices on AT&T's Network

AT&T leads the industry in connected devices such as eReaders, global positioning systems, security systems and a host of other emerging products.

In thousands >



08
09
10
9,326
2,661
4,704

Wireless Data Revenues

Wireless data revenues — from messaging, Internet access, access to applications and related services — increased 28.7 percent in 2010. At the end of 2010, 61 percent of AT&T postpaid wireless subscribers were on a data plan.

In billions >



08
09
10
$18.2
$10.6
$14.1

Strategic Business Services Revenues

Strategic business services revenues — from AT&T's most advanced business solutions — grew 15.8 percent in 2010, continuing their strong growth.

In billions >



$4.7

2010



$4.1

2009



$3.5

2008



$2.8

2007

Mobile Broadband Traffic Growth

Mobile broadband traffic on AT&T's network has grown nearly 2,300 percent over the past three years.

Total 3G MBs carried in millions >



08
09
10
110,281
8,745
40,528

U-verse Subscribers in Service

For two consecutive years, AT&T U-verse has added more pay TV customers than any publicly reporting competitor.

In millions >

2007 0.2

2008 1.0

2009 2.1

2010 3.0



IDEAS

AT&T's funding for Communities In Schools site coordinators at more than 20 schools across the U.S. is just a small part of our company's $100 million Aspire initiative to address the high school drop-out crisis in the U.S. Aspire is the biggest and most significant investment in education in AT&T's history. To learn more, please visit www.att.com/education-news. Says Jean Rebecca, a site coordinator at North Charleston High School in South Carolina, "If you build a relationship with these kids, you'll see them do some amazing things."

AT&T Inc. Financial Review 2010



Selected Financial and Operating Data

Dollars in millions except per share amounts

At December 31 or for the year ended:	2010	2009[1]	2008[1]	2007[1]	2006[1,2]
		As Adjusted			
Financial Data					
Operating revenues	**$124,280**	$122,513	$123,443	$118,322	$ 62,518
Operating expenses	**$104,707**	$101,513	$125,133	$ 89,181	$ 44,521
Operating income (loss)	**$ 19,573**	$ 21,000	$ (1,690)	$ 29,141	$ 17,997
Interest expense	**$ 2,994**	$ 3,368	$ 3,369	$ 3,460	$ 1,800
Equity in net income of affiliates	**$ 762**	$ 734	$ 819	$ 692	$ 2,043
Other income (expense) – net	**$ 897**	$ 152	$ (332)	$ 814	$ 398
Income tax expense (benefit)	**$ (1,162)**	$ 6,091	$ (2,210)	$ 9,917	$ 6,088
Net Income (Loss)	**$ 20,179**	$ 12,447	$ (2,364)	$ 17,228	$ 12,547
Less: Net Income Attributable to Noncontrolling Interest	**$ (315)**	$ (309)	$ (261)	$ (196)	$ (5)
Net Income (Loss) Attributable to AT&T	**$ 19,864**	$ 12,138	$ (2,625)	$ 17,032	$ 12,542
Earnings (Loss) Per Common Share:					
Net Income (Loss) Attributable to AT&T	**$ 3.36**	$ 2.06	$ (0.44)	$ 2.78	$ 3.23
Earnings (Loss) Per Common Share – Assuming Dilution:					
Net Income (Loss) Attributable to AT&T	**$ 3.35**	$ 2.05	$ (0.44)	$ 2.76	$ 3.22
Total assets	**$268,488**	$268,312	$264,700	$274,951	$270,118
Long-term debt	**$ 58,971**	$ 64,720	$ 60,872	$ 57,253	$ 50,062
Total debt	**$ 66,167**	$ 72,081	$ 74,990	$ 64,112	$ 59,795
Construction and capital expenditures	**$ 20,302**	$ 17,294	$ 20,290	$ 17,831	$ 8,337
Dividends declared per common share	**$ 1.69**	$ 1.65	$ 1.61	$ 1.47	$ 1.35
Book value per common share	**$ 18.94**	$ 17.28	$ 16.35	$ 19.07	$ 18.52
Ratio of earnings to fixed charges[6]	**4.52**	4.42	—	6.95	8.67
Debt ratio	**37.1%**	41.4%	43.8%	35.7%	34.1%
Weighted average common shares outstanding (000,000)	**5,913**	5,900	5,927	6,127	3,882
Weighted average common shares outstanding with dilution (000,000)	**5,938**	5,924	5,958	6,170	3,902
End of period common shares outstanding (000,000)	**5,911**	5,902	5,893	6,044	6,239
Operating Data					
Wireless connections (000)[3]	**95,536**	85,120	77,009	70,052	60,962
In-region network access lines in service (000)	**43,678**	49,392	55,610	61,582	66,469
Broadband connections (000)[4,5]	**17,755**	17,254	16,265	14,802	12,170
Number of employees	**266,590**	282,720	302,660	309,050	304,180

[1]Financial data for 2006 – 2009 has been adjusted to reflect our voluntary change in accounting for pension and postretirement benefits. See Note 1 to consolidated financial statements.

[2]Our 2006 income statement amounts reflect results from BellSouth Corporation (BellSouth) and AT&T Mobility LLC (AT&T Mobility), formerly Cingular Wireless LLC, for the two days following the December 29, 2006 acquisition. Our 2006 balance sheet and end-of-year metrics include 100% of BellSouth and AT&T Mobility. Prior to the December 29, 2006 BellSouth acquisition, AT&T Mobility was a joint venture in which we owned 60% and was accounted for under the equity method.

[3]The number presented represents 100% of AT&T Mobility cellular/PCS customers.

[4]Broadband connections include in-region DSL lines, in-region U-verse High Speed Internet access, satellite broadband and 3G LaptopConnect cards.

[5]Prior-period amounts restated to conform to current period reporting methodology.

[6]Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.

Dollars in millions except per share amounts

For ease of reading, AT&T Inc. is referred to as "we," "us," "AT&T" or the "Company" throughout this document, and the names of the particular subsidiaries and affiliates providing the services generally have been omitted. AT&T is a holding company whose subsidiaries and affiliates operate in the communications services industry both in the United States and internationally, providing wireless and wireline telecommunications services and equipment as well as directory advertising and publishing services. You should read this discussion in conjunction with the consolidated financial statements and accompanying notes. A reference to a "Note" in this section refers to the accompanying Notes to Consolidated Financial Statements. In the tables throughout this section, percentage increases and decreases that equal or exceed 100% are not considered meaningful and are denoted with a dash.

RESULTS OF OPERATIONS

Consolidated Results Our financial results are summarized in the table below. We then discuss factors affecting our overall results for the past three years. These factors are discussed in more detail in our "Segment Results" section. We also discuss our expected revenue and expense trends for 2011 in the "Operating Environment and Trends of the Business" section.

				Percent Change	
	2010	2009	2008	**2010 vs. 2009**	2009 vs. 2008
Operating Revenues	**$124,280**	$122,513	$123,443	**1.4%**	(0.8)%
Operating expenses					
Cost of services and sales	**52,263**	50,571	56,688	**3.3**	(10.8)
Selling, general and administrative	**33,065**	31,427	48,772	**5.2**	(35.6)
Depreciation and amortization	**19,379**	19,515	19,673	**(0.7)**	(0.8)
Total Operating Expenses	**104,707**	101,513	125,133	**3.1**	(18.9)
Operating Income (Loss)	**19,573**	21,000	(1,690)	**(6.8)**	—
Interest expense	**2,994**	3,368	3,369	**(11.1)**	—
Equity in net income of affiliates	**762**	734	819	**3.8**	(10.4)
Other income (expense) – net	**897**	152	(332)	**—**	—
Income (loss) from continuing operations before income taxes	**18,238**	18,518	(4,572)	**(1.5)**	—
Income (loss) from continuing operations	**19,400**	12,427	(2,362)	**56.1**	—
Net Income (Loss) Attributable to AT&T	**$ 19,864**	$ 12,138	$ (2,625)	**63.7%**	—

OVERVIEW

Operating income decreased $1,427, or 6.8%, in 2010 and increased $22,690 in 2009. Our operating income margin was 15.7% in 2010, down from 17.1% in 2009 and up from (1.4)% in 2008. Operating income includes actuarial losses related to pension and postretirement benefit plans, which were non-cash losses of $2,521 in 2010, $215 in 2009 and $25,150 in 2008 (see Note 11). Excluding the impacts of these actuarial losses, operating income in 2010 reflected growth in wireless service revenue, driven mostly by our subscriber growth and growth in wireless data revenue, along with an increase in wireline data revenue resulting from growth in Internet Protocol (IP) data revenue, partially offset by the continuing decline in voice and print directory advertising revenue. Excluding the variance in actuarial losses in 2009 as compared to 2008, operating income in 2009 decreased primarily due to the decline in voice revenues and directory print advertising and the higher cost of equipment sales.

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. As part of this change, we have elected to immediately recognize the non-cash actuarial gains and losses in our operating results in the year in which the gains and losses occur. The most significant factors contributing to actuarial gains and losses are actual returns on plan assets, the interest rate used to discount our benefit obligations and actual healthcare cost experience. We have applied this change retrospectively, adjusting all prior periods. See "Significant Accounting Policies and Estimates" and Note 1 for further discussion of the change and the impact to our operating results.

Operating revenues increased $1,767, or 1.4%, in 2010 and decreased $930, or 0.8%, in 2009. Revenues in 2010 reflect the continued growth in wireless service revenue, driven mostly by our increase in average subscribers along with a significant increase in wireless data revenue, stemming from higher integrated device sales and customer usage. Adding to the increase, we had higher wireline data revenue largely due to growth in IP-related services, driven by AT&T U-verse[SM] (U-verse) subscriber growth. These increases were partially offset by the continuing decline in voice revenues, due to decreasing access lines, and a decline in print directory advertising revenue. The decline in 2009 reflects decreases in voice and directory revenue, partially offset by growth in wireless service revenue along with an increase in wireline data revenue.

Dollars in millions except per share amounts

The declines in our voice and advertising revenues reflect continuing economic pressures on our customers as well as increasing competition. Total switched access lines decreased 11.6% in 2010 and 11.2% in 2009. Customers disconnecting access lines switched to wireless, Voice over Internet Protocol (VoIP) and cable offerings or terminated service permanently as businesses closed or consumers left residences. While we lose wireline voice revenues, we have the opportunity to increase wireless service or wireline data revenues should these customers choose us as their wireless or VoIP provider. We also continue to expand our VoIP service for customers who have access to our U-verse video service.

Cost of services and sales expenses increased $1,692, or 3.3%, in 2010 and decreased $6,117, or 10.8%, in 2009. Excluding the increase of more than $700 in expense related to the previously discussed actuarial loss, expenses increased in 2010 primarily due to higher wireless integrated device costs, higher interconnect and network system costs, and higher Universal Service Fund (USF) costs. Partially offsetting these increases were lower service- and financing-related costs associated with our pension and postretirement benefits (referred to as "pension/OPEB expenses"), a decrease in other employee-related costs and lower traffic compensation. Excluding the decrease of almost $8,000 in expense related to the actuarial loss, expense increases in 2009 were primarily due to higher equipment costs related to advanced integrated devices and increased pension/OPEB expenses.

Selling, general and administrative expenses increased $1,638, or 5.2%, in 2010 and decreased $17,345, or 35.6%, in 2009. Excluding an increase of almost $1,600 in expense related to the actuarial loss, expenses were higher in 2010 primarily due to increases in advertising and various support expenses. These increases were mostly offset by lower bad debt expense along with lower pension/OPEB expenses and other employee-related costs. Excluding the decrease of almost $17,000 in expense related to the actuarial loss, the decrease in 2009 was primarily due to declines in employee-related costs resulting from workforce reductions, decreases in materials and supplies expense along with wireless advertising and promotional expenses. These decreases were partially offset by increased pension/OPEB expenses, and higher commissions, customer service costs and IT/interconnect costs resulting from wireless subscriber growth along with increased support for data services and integrated devices.

Depreciation and amortization expenses decreased $136, or 0.7%, in 2010 and $158, or 0.8%, in 2009. The decreases in 2010 and 2009 were primarily due to lower amortization of intangibles related to customer relationships associated with acquisitions, partially offset by higher depreciation related to capital spending for network upgrades and expansion.

Interest expense decreased $374, or 11.1%, in 2010 and $1 in 2009. The decline in interest expense for 2010 was primarily due to a decrease in our average debt balances, along with a decrease in our weighted average interest rate.

Equity in net income of affiliates increased $28, or 3.8%, in 2010 and decreased $85, or 10.4%, in 2009. The 2010 increase was primarily due to improved results at América Móvil, S.A. de C.V. (América Móvil). The 2009 decrease was primarily due to foreign currency translation losses at América Móvil, Télefonos de México, S.A. de C.V. (Telmex), and Telmex Internacional, S.A.B. de C.V. (TI), partially offset by improved results at América Móvil.

Other income (expense) – net We had other income of $897 in 2010 and $152 in 2009, and other expense of $332 in 2008. Results for 2010 included a $658 gain on the exchange of TI shares for América Móvil shares, $197 gain on the sale of investments and $110 of interest and leveraged lease income, partially offset by $98 of investment impairments.

Other income for 2009 included a $112 gain on the sale of investments, $100 of interest and leveraged lease income, and $42 of gains on the sale of a professional services business, partially offset by $102 of investment impairments. Other expense for 2008 included losses of $467 related to investment impairments, partially offset by $156 of interest and leveraged lease income.

Income tax expense decreased $7,253 in 2010 and increased $8,301 in 2009. The decrease in income tax in 2010 resulted primarily from a settlement with the Internal Revenue Service (IRS) related to a 2008 restructuring of our wireless operations, which decreased our income taxes by $8,300. This income tax benefit was partially offset by a $995 charge recorded during the first quarter of 2010 to reflect the deferred tax impact of enacted U.S. healthcare legislation (see Note 10). Our 2009 income tax expense increased as a result of an increase in our Income from Continuing Operations Before Income Taxes, primarily due to a decrease in actuarial losses on our pension and postretirement benefit plans. This increase was partially offset by the recognition of income tax benefits related to audit issues and judicial developments. Our effective tax rate (benefit) in 2010 was (6.4)%, compared to 32.9% in 2009 and 48.3% in 2008.

Income (loss) from discontinued operations, net of tax increased $759 in 2010 and $22 in 2009. The increase in 2010 was primarily attributable to the gain of $769 on our third-quarter 2010 sale of our subsidiary Sterling Commerce Inc. (Sterling).

Segment Results

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. Our operating segment results presented in Note 4 and discussed below for each segment follow our internal management reporting. We analyze our various operating segments based on segment income before income taxes. We make our capital allocations decisions primarily based on the network (wireless or wireline) providing services. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Each segment's percentage of total segment operating revenue and income calculations is derived from our segment results table in Note 4. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The ***Wireless segment*** accounted for approximately 47% of our 2010 total segment operating revenues as compared to 44% in 2009 and 67% of our 2010 total segment income as compared to 63% in 2009. This segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The ***Wireline segment*** accounted for approximately 49% of our 2010 total segment operating revenues as compared to 52% in 2009 and 34% of our 2010 total segment income as compared to 38% in 2009. This segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verse TV, high-speed broadband and voice services and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements.

The ***Advertising Solutions segment*** accounted for approximately 3% of our 2010 total segment operating revenues as compared to 4% in 2009 and 4% of our 2010 total segment income as compared to 6% in 2009. This segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising, Internet-based advertising and local search.

The ***Other segment*** accounted for approximately 1% of our 2010 and 2009 total segment operating revenues. Since segment operating expenses exceeded revenue in both years, a segment loss was incurred in both 2010 and 2009. This segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest cost and expected return on pension and postretirement benefits assets. In May 2010, we announced the sale of Sterling, which we closed in August 2010. The Other segment results for all periods shown have been restated to exclude the results of Sterling, which are now reflected in discontinued operations (see Note 2).

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits as well as the attribution of those benefit costs to our segments (see Note 1). Historically, the total benefit costs were attributed to each segment. As part of the benefit accounting change, the service cost and the amortization of prior service costs, which represent the benefits earned by active employees during the period, will continue to be attributed to the segment in which the employee is employed, while interest cost and expected return on assets will now be recorded in the Other segment as those financing activities are managed on a corporate level. Actuarial gains and losses resulting from the remeasurement of our pension and postretirement benefit plans, which generally only occurs in the fourth quarter, will be reflected in AT&T's consolidated results only. We have adjusted prior-period segment information to conform to the current period's presentation.

Historically, intersegment activity had been reported as revenue in the billing segment and operating expense in the purchasing segment. Upon consolidation, the intersegment revenue and expense were eliminated with the consolidated results reflecting the cash operating and depreciation expense of providing the intersegment service. As part of AT&T's ongoing initiatives to manage its business from an external customer perspective, we no longer report intersegment revenue and report the cash operating and depreciation expense related to intersegment activity in the purchasing segment, which provided services to the external customer. While this change did not affect AT&T's total consolidated results, the impact to each operating segment varied. In particular, the Wireless segment, as a purchaser of network, IT and other services from the Wireline segment, experienced a reduction in cash operating expense partially offset by increased depreciation expense, with the net result being increased operating margins. This change was effective with the reporting of operating results for the quarter ended March 31, 2010. We have applied this change retrospectively, adjusting prior-period segment information.

The following sections discuss our operating results by segment. We discuss capital expenditures for each segment in "Liquidity and Capital Resources."

Wireless
Segment Results

				Percent Change	
	2010	2009	2008	**2010 vs. 2009**	2009 vs. 2008
Segment operating revenues					
Service	**$53,510**	$48,563	$44,249	**10.2%**	9.7%
Equipment	**4,990**	4,941	4,925	**1.0**	0.3
Total Segment Operating Revenues	**58,500**	53,504	49,174	**9.3**	8.8
Segment operating expenses					
Operations and support	**36,746**	33,631	31,530	**9.3**	6.7
Depreciation and amortization	**6,497**	6,043	6,025	**7.5**	0.3
Total Segment Operating Expenses	**43,243**	39,674	37,555	**9.0**	5.6
Segment Operating Income	**15,257**	13,830	11,619	**10.3**	19.0
Equity in Net Income of Affiliates	**9**	9	6	**—**	50.0
Segment Income	**$15,266**	$13,839	$11,625	**10.3%**	19.0%

The following table highlights other key measures of performance for the Wireless segment:

	2010	2009	2008	**2010 vs. 2009**	2009 vs. 2008
Wireless Customers (000)	**95,536**	85,120	77,009	**12.2%**	10.5%
Net Customer Additions (000)[1]	**8,853**	7,278	6,699	**21.6%**	8.6%
Total Churn	**1.31%**	1.47%	1.70%	**(16) BP**	(23) BP
Postpaid Customers (000)	**68,041**	64,627	59,653	**5.3%**	8.3%
Net Postpaid Customer Additions (000)[1]	**2,153**	4,199	4,523	**(48.7)%**	(7.2)%
Postpaid Churn	**1.09%**	1.13%	1.18%	**(4) BP**	(5) BP
Prepaid Customers (000)	**6,524**	5,350	6,106	**21.9%**	(12.4)%
Net Prepaid Customer Additions (000)[1]	**952**	(801)	71	**—**	—
Reseller Customers (000)	**11,645**	10,439	8,589	**11.6%**	21.5%
Net Reseller Customer Additions (000)[1]	**1,140**	1,803	1,102	**(36.8)%**	63.3%
Connected Device Customers (000)	**9,326**	4,704	2,661	**98.3%**	76.8%
Net Connected Device Customer Additions (000)	**4,608**	2,077	1,003	**—**	—

[1]Excludes merger and acquisition-related additions during the period.

Wireless Metrics

Customer Additions As of December 31, 2010, we served 95.5 million wireless customers. Higher net customer additions (net additions) in 2010 and 2009 were primarily attributable to higher net connected devices additions and additions in our reseller customer business. Connected devices, such as eReaders, security systems, fleet management and global positioning systems, as well as tablets (predominantly reflected in our prepaid customer category) are data-centric devices, with customers typically on lower-priced data-only plans compared with customers on our postpaid plans. During 2010, we also continued to see an increase in gross and net additions related to the sale of integrated devices (handsets which allow Internet access as well as voice). Lower net postpaid additions in 2010 and 2009 reflected slowing growth in the industry subscriber base and lower postpaid churn throughout the industry. We expect revenue growth to continue to shift from voice toward data revenues with increasing penetration rates for integrated devices and additional sales of data-centric devices.

Average service revenue per user (ARPU) declined 1.8% in 2010, reflecting strong growth in connected devices and tablet subscribers, who typically have a lower ARPU compared to ARPU generated by our other customers. ARPU growth was flat in 2009, due to increased data services ARPU growth offsetting declining voice and other service ARPU. Data services ARPU increased 14.7% in 2010 and 22.0% in 2009. We expect continued revenue growth from data services, as more customers purchase integrated devices and data-centric devices, and as we continue to expand our network. Voice and other service ARPU declined 8.6% and 6.5% in 2010 and 2009.

ARPU from postpaid customers increased 2.9% in 2010 and 2.8% in 2009, reflecting usage of more advanced integrated devices by these customers, evidenced by an increase in postpaid data services ARPU of 19.3% in 2010 and 23.7% in 2009. Of our total postpaid customers, 61.0% now use integrated devices, up from 46.8% a year earlier. The growth in postpaid data services ARPU in 2010 and 2009 was partially offset by a 4.1% decrease in 2010 and a 4.0% decrease in 2009 in postpaid voice and other service ARPU.

Postpaid voice and other service ARPU declined due to lower access and airtime charges, roaming revenues, and long-distance usage. Continued growth in our family plans (FamilyTalk® Plans) customer base, which has lower ARPU than traditional postpaid customers, has also contributed to these declines. We expect continued pressure on voice and other service ARPU.

Churn The effective management of customer churn (churn rate) is critical to our ability to maximize revenue growth and to maintain and improve margins. Churn rate is calculated by dividing the aggregate number of wireless customers who cancel service during a period by the total number of wireless customers at the beginning of that period. The churn rate for an annual period is equal to the average of the churn rate for each month of that period. Ongoing improvement in our total and postpaid churn rates contributed to our net additions in 2010 and 2009. These churn rate declines reflect network enhancements and broader coverage, more affordable rate plans and exclusive devices, continued growth in FamilyTalk® Plans, and free mobile-to-mobile calling among our wireless customers. Data-centric device customers, who generally have the lowest churn rate among our wireless customers, also contributed to overall churn improvement due to their increased share of net additions for 2010 and 2009.

Wireless Customer Relationships

The wireless industry continues to mature. Accordingly, we believe that future wireless growth will increasingly depend on our ability to offer innovative services and devices. To attract and retain customers, we offer a wide variety of service plans in addition to offering a broad handset line. Our postpaid customers typically sign a two-year contract, which includes discounted handsets and early termination fees. We also offer data plans at different price levels, beginning as low as fifteen dollars per month, to attract a wide variety of customers and to differentiate us from our competitors. Many of our customers are on FamilyTalk® Plans or business plans, which provide for service on multiple handsets at discounted rates, and such subscribers tend to have higher retention and lower churn rates. As of December 31, 2010, more than 80% of our postpaid subscribers are on FamilyTalk® Plans or business discount plans. Such offerings are intended to encourage existing customers to upgrade their current services and/or add connected devices, attract customers from other providers, and minimize customer churn. In fact, for 2010, over 65% of our smartphone handsets were purchased by existing AT&T customers.

We offer a large variety of handsets, including at least 18 smartphones (including Apple iPhones, our most popular models) with advanced operating systems from eight manufacturers. As technology evolves, rapid changes are occurring in the handset and device industry, with the continual introduction of new models or significant revisions of existing models. We believe offering a wide variety of handsets reduces dependence on any single product as these products evolve. From time to time, we offer and have offered attractive handsets on an exclusive basis. As these exclusivity arrangements end, we expect to continue to offer such handsets (based on historical industry practice), and we believe our service plan offerings will help to retain our customers by providing incentives not to move to a new carrier. As noted above, more than 80% of our postpaid subscribers are on FamilyTalk® Plans or business discount plans that would involve moving the whole group to a new carrier. Moreover, the vast majority of postpaid subscribers (including FamilyTalk® Plan users) are allowed to accumulate unused minutes (known as rollover minutes), a feature that is currently not offered by other major postpaid carriers in the United States, and users would lose these minutes if they switched carriers. As is common in the industry, most of our phones are designed to work only with our wireless technology, requiring customers who desire to move to a new carrier with a different technology to purchase a new device. In addition, many of our handsets would not work or would lose some functionality if they were used on another carrier's network that also used Global System for Mobile Communications (GSM) technology, requiring the customer to acquire another handset. Although exclusivity arrangements are important to us, such arrangements may not provide a competitive advantage over time, as the industry continues to introduce new devices and services. Also, while the expiration of any of our current exclusivity arrangements could increase churn and reduce postpaid customer additions, we do not expect any such termination to have a material impact on our Wireless segment income, consolidated operating margin or our cash from operations.

Wireless Operating Results

Our Wireless segment operating income margin was 26.1% in 2010, compared to 25.8% in 2009 after increasing from 23.6% in 2008. The margin growth in 2010 and 2009 was primarily due to higher data revenues generated by our customers during those years, partially offset by the higher selling costs associated with integrated device activations. The rate of margin growth flattened in 2010 due to a significant number of customers upgrading their handsets during the second half of the year. While we subsidize the sales prices of various integrated devices, we expect to recover that cost over time from increased usage of the devices (especially data usage by the customer).

Dollars in millions except per share amounts

Service revenues are comprised of local voice and data services, roaming, long-distance and other revenue. Service revenues increased $4,947, or 10.2%, in 2010 and $4,314, or 9.7%, in 2009. The increases for these periods consisted of the following:

- Data service revenues increased $4,052, or 28.7%, in 2010 and $3,539, or 33.4%, in 2009. The increases were primarily due to the increased number of subscribers and heavier text and multimedia messaging and Internet access by subscribers using integrated devices and other data-centric devices, such as eReaders, tablets, and mobile navigation devices. Data service revenues represented 34.0% of our Wireless segment service revenues in 2010, an increase from 29.1% in 2009, and 23.9% in 2008.
- Voice and other service revenues increased $895, or 2.6%, in 2010 and $775, or 2.3%, in 2009. The increases were due to an 11.1% increase in the average number of wireless customers in 2010 and a 9.4% increase in 2009, partially offset by declining ARPU for these services in both periods.

Equipment revenues increased $49, or 1.0%, in 2010 and $16, or 0.3%, in 2009. In both periods, higher sales and upgrades of postpaid integrated devices exceeded lower traditional handset devices in connection with promotions.

Operations and support expenses increased $3,115, or 9.3%, in 2010 and $2,101, or 6.7%, in 2009. The increase in 2010 was primarily due to the following:

- Equipment costs increased $1,340 and commission expenses increased $132 driven by record integrated device sales and upgrades.
- Interconnect, USF and network system costs increased $1,103 due to higher network traffic, network enhancement efforts, revenue growth and a USF rate increase.
- Selling expenses (other than commissions) increased $554, primarily due to increased advertising.
- Administrative expenses increased $432 due in part to higher leasing, legal, and benefits costs.

These increases were partially offset by bad debt expense and customer service cost decreases, totaling $353, and reseller service costs and long-distance cost decreases, totaling $93, due to lower usage.

The increase in 2009 was primarily due to the following:

- Equipment costs increased $1,246 and commission expenses increased $112 driven by the higher cost of acquiring and selling more advanced integrated devices compared to prior years.
- Interconnect, USF and network system costs increased $435 due to higher network traffic, network enhancement efforts, revenue growth, and a USF rate increase.
- Administrative expenses increased $291 due in part to higher information technology and finance costs.
- Bad debt expense and customer service costs increased $274 due to customer growth.

These increases were partially offset by selling expense (other than commissions) decreases totaling $139, attributable to lower traditional handset sales exceeding the impact of the sale of advanced integrated devices, and long-distance and reseller services cost decreases totaling $134 due to usage and rate declines.

Depreciation and amortization increased $454, or 7.5%, in 2010 and $18, or 0.3%, in 2009. Depreciation expense increased $751, or 17.0%, in 2010 primarily due to increased capital spending for network upgrades and expansion and depreciation for assets acquired with our acquisition of Centennial Communications Corp. (Centennial), partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $297, or 18.4%, in 2010 primarily due to lower amortization of intangibles for customer lists related to acquisitions, partially offset by an increase in customer lists amortization related to the Centennial acquisition.

Depreciation expense increased $468, or 11.8%, in 2009 due to ongoing capital spending for network upgrades and expansion, partially offset by certain network assets becoming fully depreciated. Amortization expense decreased $450, or 21.8%, in 2009 due to lower amortization of intangibles attributable to our acquisition of BellSouth Corporation (BellSouth), partially offset by amortization of intangible assets attributable to subscribers added in the November 2009 acquisition of Centennial and the 2007 acquisition of Dobson Communications Corporation.

Wireline

Segment Results

	2010	2009	2008	Percent Change 2010 vs. 2009	Percent Change 2009 vs. 2008
Segment operating revenues					
Voice	**$28,315**	$32,324	$37,322	**(12.4)%**	(13.4)%
Data	**27,479**	25,561	24,416	**7.5**	4.7
Other	**5,408**	5,629	6,152	**(3.9)**	(8.5)
Total Segment Operating Revenues	**61,202**	63,514	67,890	**(3.6)**	(6.4)
Segment operating expenses					
Operations and support	**41,008**	42,352	44,817	**(3.2)**	(5.5)
Depreciation and amortization	**12,371**	12,743	12,786	**(2.9)**	(0.3)
Total Segment Operating Expenses	**53,379**	55,095	57,603	**(3.1)**	(4.4)
Segment Operating Income	**7,823**	8,419	10,287	**(7.1)**	(18.2)
Equity in Net Income of Affiliates	**11**	17	19	**(35.3)**	(10.5)
Segment Income	**$ 7,834**	$ 8,436	$10,306	**(7.1)%**	(18.1)%

Operating Margin Trends
Our Wireline segment operating income margin was 12.8% in 2010, compared to 13.3% in 2009 and 15.2% in 2008. Results for 2010 and 2009 reflect revenue declines that exceeded expense declines. Our Wireline segment operating income decreased $596, or 7.1%, in 2010 and decreased $1,868, or 18.2%, in 2009. Our operating income continued to be pressured by access line declines due to economic pressures on our consumer and business wireline customers and increased competition, as customers either reduced usage or disconnected traditional landline services and switched to alternative technologies, such as wireless and VoIP. Our strategy is to offset these line losses by increasing non-access-line-related revenues from customer connections for data, video and voice. Additionally, we have the opportunity to increase Wireless segment revenues if customers choose AT&T Mobility as an alternative provider. The wireline operating margins are declining primarily due to reduced voice revenue, partially offset by continued growth in data revenue.

Decreases in wireline operating expenses reflect reduced pension/OPEB and other employee-related costs and savings from our continuing cost-control initiatives and workforce reductions.

Voice revenues decreased $4,009, or 12.4%, in 2010 and $4,998, or 13.4%, in 2009 primarily due to economic pressures and declining demand for traditional voice services by our consumer and business customers. Included in voice revenues are revenues from local voice, long-distance (including international) and local wholesale services. Voice revenues do not include VoIP revenues, which are included in data revenues.

- Local voice revenues decreased $2,280, or 11.5%, in 2010 and $2,737, or 12.2%, in 2009. The decrease in 2010 was driven primarily by an 11.6% decline in switched access lines and a decrease in average local voice revenue per user. The decrease in 2009 was driven primarily by an 11.2% decline in switched access lines and a decrease in average local voice revenue per user. We expect our local voice revenue to continue to be negatively affected by increased competition from alternative technologies, the disconnection of additional lines and economic pressures.
- Long-distance revenues decreased $1,562, or 13.9%, in 2010 and $2,036, or 15.3%, in 2009 primarily due to a net decrease in demand for long-distance service, due to slower demand from business and consumer customers, which decreased revenues $1,239 in 2010 and $1,491 in 2009. Additionally, expected declines in the number of national mass-market customers decreased revenues $331 in 2010 and $546 in 2009.

Data revenues increased $1,918, or 7.5%, in 2010 and $1,145, or 4.7%, in 2009. Data revenues accounted for approximately 45% of wireline operating revenues in 2010, 40% in 2009 and 36% in 2008. Data revenues include transport, IP and packet-switched data services.

- IP data revenues increased $2,494, or 19.1%, in 2010 and $1,986, or 17.9%, in 2009 primarily driven by AT&T U-verse expansion, broadband additions and growth in IP-based strategic business services, which include Ethernet and application services. U-verse video revenues increased $1,227 in 2010 and $1,039 in 2009, strategic business services increased $648 in 2010 and $582 in 2009 and broadband high-speed Internet access revenue increased $446 in 2010 and $311 in 2009. The increase in IP data revenues in 2010 and 2009 reflects continued growth in the customer base and migration from other traditional circuit-based services.

Dollars in millions except per share amounts

- Traditional packet-switched data services, which include frame relay and asynchronous transfer mode services, decreased $431, or 21.6%, in 2010 and $521, or 20.7%, in 2009. This decrease is primarily due to lower demand as customers continue to shift to IP-based technology such as Virtual Private Networks (VPN), DSL and managed Internet services, and the continuing weak economic conditions. We expect these traditional, circuit-based services to continue to decline as a percentage of our overall data revenues.

Other operating revenues decreased $221, or 3.9%, in 2010 and $523, or 8.5%, in 2009. Major items included in other operating revenues are integration services and customer premises equipment, government-related services and outsourcing, which account for more than 60% of total other revenue for all periods.

Operations and support expenses decreased $1,344, or 3.2%, in 2010 and $2,465, or 5.5%, in 2009. Operations and support expenses consist of costs incurred to provide our products and services, including costs of operating and maintaining our networks and personnel costs, such as salary, wage and bonus accruals. Costs in this category include our repair technicians and repair services, certain network planning and engineering expenses, information technology and property taxes. Operations and support expenses also include bad debt expense; advertising costs; sales and marketing functions, including customer service centers; real estate costs, including maintenance and utilities on all buildings; credit and collection functions; and corporate support costs, such as finance, legal, human resources and external affairs. Pension/OPEB expenses, net of amounts capitalized as part of construction labor, are also included to the extent that they are associated with these employees.

The 2010 decrease was primarily due to the following:

- Pension/OPEB service cost and other employee-related expense of $734. This decrease was primarily related to reduction in workforce and changes in future retiree benefits.
- Traffic compensation of $452.
- Contract services of $314.
- Bad debt expense of $178 due to lower business revenue and improvements in cash collections.

The decreases were partially offset by increased cost of sales, primarily related to U-verse related expenses of $369.

The 2009 decrease was primarily due to the following:

- Employee-related costs of $1,182, primarily related to workforce reductions.
- Traffic compensation, including portal fees, of $655.
- Nonemployee-related expenses, such as bad debt expense, materials and supplies costs of $441.
- Contract services of $134.

Depreciation and amortization expenses decreased $372, or 2.9%, in 2010 and $43, or 0.3%, in 2009. Both decreases were primarily related to lower amortization of intangibles for customer lists associated with acquisitions.

Supplemental Information

Telephone, Wired Broadband and Video Connections Summary Our switched access lines and other services provided by our local exchange telephone subsidiaries at December 31, 2010, 2009 and 2008, are shown below and trends are addressed throughout this segment discussion.

				Percent Change	
(in 000s)	**2010**	2009	2008	**2010 vs. 2009**	2009 vs. 2008
Switched Access Lines[1]					
Retail consumer	**22,515**	26,378	30,614	**(14.6)%**	(13.8)%
Retail business[2]	**18,733**	20,247	21,954	**(7.5)**	(7.8)
Retail Subtotal[2]	**41,248**	46,625	52,568	**(11.5)**	(11.3)
Wholesale Subtotal[2]	**2,367**	2,685	2,924	**(11.8)**	(8.2)
Total Switched Access Lines[3,7]	**43,678**	49,392	55,610	**(11.6)**	(11.2)
Total Retail Consumer Voice Connections[6]	**24,195**	27,332	30,838	**(11.5)**	(11.4)
Total Wireline Broadband Connections[4]	**16,310**	15,789	15,077	**3.3**	4.7
Satellite service[5]	**1,930**	2,174	2,190	**(11.2)**	(0.7)
U-verse video	**2,987**	2,065	1,045	**44.6**	97.6
Video Connections	**4,917**	4,239	3,235	**16.0%**	31.0%

[1]Represents access lines served by AT&T's Incumbent Local Exchange Carriers (ILECs) and affiliates.
[2]Prior-period amounts restated to conform to current period reporting methodology.
[3]Total switched access lines includes payphone access lines of 63 at December 31, 2010, 82 at December 31, 2009 and 118 at December 31, 2008.
[4]Total wireline broadband connections include DSL, U-verse High Speed Internet and satellite broadband.
[5]Satellite service includes connections under our agency and resale agreements.
[6]Includes consumer U-verse VoIP connections of 1,680 at December 31, 2010, 954 at December 31, 2009 and 224 at December 31, 2008.
[7]Total switched access lines that are used solely by AT&T or our subsidiaries include 1,699 retail business and 95 wholesale lines at December 31, 2010, 1,750 retail business and 106 wholesale lines at December 31, 2009, and 1,879 retail business and 125 wholesale lines at December 31, 2008.

Advertising Solutions
Segment Results

				Percent Change	
	2010	2009	2008	**2010 vs. 2009**	2009 vs. 2008
Total Segment Operating Revenues	**$3,935**	$4,724	$5,416	**(16.7)%**	(12.8)%
Segment operating expenses					
Operations and support	**2,583**	2,743	2,900	**(5.8)**	(5.4)
Depreciation and amortization	**497**	650	789	**(23.5)**	(17.6)
Total Segment Operating Expenses	**3,080**	3,393	3,689	**(9.2)**	(8.0)
Segment Income	**$ 855**	$1,331	$1,727	**(35.8)%**	(22.9)%

Operating Results

Our Advertising Solutions segment operating income margin was 21.7% in 2010, 28.2% in 2009 and 31.9% in 2008. The decrease in the segment operating income margin in both 2010 and 2009 was primarily the result of decreased operating revenues.

Operating revenues decreased $789, or 16.7%, in 2010 and $692, or 12.8%, in 2009. The decrease in 2010 was largely driven by continuing declines in print revenue of $858, as customers reduced or eliminated print ad purchases due to the slow economy, partially offset by increased interactive revenue of $77, as customers purchased more electronic advertising. The decrease in 2009 was primarily due to declines in print revenue of $774 and lower sales agency revenues of $34, partially offset by interactive advertising revenue growth of $132. The current weak economy has reduced demand for advertising, and customers have continued to shift to Internet-based search services.

Operating expenses decreased $313, or 9.2%, in 2010 and $296, or 8.0%, in 2009. The 2010 decrease was largely driven by decreases in depreciation and amortization expense of $136 resulting from use of an accelerated method of amortization for customer lists, employee-related costs of $99, and bad debt expense of $34. The 2009 decrease was due to decreased depreciation and amortization expenses of $139, product-related costs of $92, advertising costs of $44 and professional contracted expenses of $17.

Dollars in millions except per share amounts

Other
Segment Results

	2010	2009	2008	Percent Change 2010 vs. 2009	2009 vs. 2008
Total Segment Operating Revenues	**$ 643**	$ 771	$ 963	**(16.6)%**	(19.9)%
Total Segment Operating Expenses	**2,484**	3,136	1,136	**(20.8)**	—
Segment Operating Loss	**(1,841)**	(2,365)	(173)	**22.2**	—
Equity in Net Income of Affiliates	**742**	708	794	**4.8**	(10.7)
Segment Income (Loss)	**$(1,099)**	$(1,657)	$ 621	**33.7%**	—

The Other segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including the interest cost and expected return on pension and other postretirement benefit plan assets.

Operating revenues decreased $128, or 16.6%, in 2010 and $192, or 19.9%, in 2009. The decrease in 2010 and 2009 is primarily due to reduced revenues from our operator services.

Operating expenses decreased $652, or 20.8%, in 2010 and increased $2,000 in 2009. The 2010 change was primarily due to lower interest costs on our pension and postretirement benefit obligation and a decrease in operator services operating expense. The increase in 2009 expense was primarily due to higher pension and postretirement benefit plan cost of approximately $2,600 due to a lower-than-expected return on plan assets caused by investment losses in 2008, partially offset by workforce reductions in 2008.

Our Other segment also includes our equity investments in international companies, the income from which we report as equity in net income of affiliates. Our earnings from foreign affiliates are sensitive to exchange-rate changes in the value of the respective local currencies. Our equity in net income of affiliates by major investment is listed below:

	2010	2009	2008
América Móvil	**$560**	$505	$469
Telmex	**150**	133	252
Telmex Internacional[1]	**34**	72	72
Other	**(2)**	(2)	1
Other Segment Equity in Net Income of Affiliates	**$742**	$708	$794

[1]Acquired by América Móvil in 2010.

Equity in net income of affiliates increased $34 in 2010, primarily due to improved results at América Móvil. Equity in net income of affiliates decreased $86 in 2009, primarily due to foreign currency translation losses at América Móvil, Telmex, and TI, partially offset by improved results at América Móvil. In June 2010, as part of a tender offer from América Móvil, we exchanged all our shares in TI for América Móvil L shares at the offered exchange rate of 0.373. The exchange was accounted for at fair value. In addition, we paid $202 to purchase additional shares of América Móvil L stock to maintain our ownership percentage at a pretransaction level.

OPERATING ENVIRONMENT AND TRENDS OF THE BUSINESS

2011 Revenue Trends We expect our operating environment in 2011 to remain challenging as weak economic conditions continue and competition remains strong. Despite these challenges, we expect our operating revenues in 2011 to grow, reflecting continuing growth in our wireless data and IP-related wireline data services including U-verse and business services. We expect our primary driver of growth to be wireless, especially in sales of and increases in data usage on advanced handsets and emerging devices (such as tablets, eReaders and mobile navigation devices). We expect that all our major customer categories will continue to increase their use of Internet-based broadband/data services. We expect continuing declines in traditional access lines and in print directory advertising. Where available, our U-verse services have proved effective in stemming access line losses, and we expect to continue to expand our U-verse service offerings in 2011.

2011 Expense Trends We will continue to focus sharply on cost-control measures, including areas such as simplifying product offerings. We will continue our ongoing initiatives to improve customer service and billing so we can realize our strategy of bundling services and providing a simple customer experience. We expect our 2011 operating income margin to improve, as our revenues improve. Expenses related to growth areas of our business, especially in the wireless, U-verse and strategic business services areas, will apply some pressure to our operating income margin. In addition, as we complete readying our Long-Term Evolution (LTE) technology for its intended use, we will no longer capitalize interest on this spectrum.

Market Conditions During 2010, the securities and fixed income markets and the banking system in general continued to stabilize, although bank lending and the housing industry remained weak. The ongoing weakness in the general economy has also affected our customer and supplier bases. We saw lower demand from our residential customers as well as our business customers at all organizational sizes. Some of our suppliers continue to experience increased financial and operating costs. These negative economic trends were offset by continued growth in our wireless data and IP-related services. While the economy appears to have stabilized, we do not expect a quick return to growth during 2011. Should the economy instead deteriorate further, we likely will experience further pressure on pricing and margins as we compete for both wireline and wireless customers who have less discretionary income. We also may experience difficulty purchasing equipment in a timely manner or maintaining and replacing warranteed equipment from our suppliers.

Included on our consolidated balance sheets are assets held by benefit plans for the payment of future benefits. We are not required to make significant funding contributions to our pension plans in 2011. However, because our pension plans are subject to funding requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), a continued weakness in the equity, fixed income and real asset markets could require us to make contributions to the pension plans in order to maintain minimum funding requirements as established by ERISA in future periods. Investment returns on these assets depend largely on trends in the U.S. securities markets and the U.S. economy. In addition, our policy of recognizing actuarial gains and losses related to our pension and other postretirement plans in the period in which they arise, subjects us to earnings volatility caused by changes in market conditions. Changes in our discount rate, which are tied to changes in the bond market and in the performance of equity markets, may have significant impacts on the fair value of pension and other postretirement plans at the end of 2011 (see "Significant Accounting Policies and Estimates").

OPERATING ENVIRONMENT OVERVIEW

AT&T subsidiaries operating within the U.S. are subject to federal and state regulatory authorities. AT&T subsidiaries operating outside the U.S. are subject to the jurisdiction of national and supranational regulatory authorities in the markets where service is provided, and regulation is generally limited to operational licensing authority for the provision of services to enterprise customers.

In the Telecommunications Act of 1996 (Telecom Act), Congress established a national policy framework intended to bring the benefits of competition and investment in advanced telecommunications facilities and services to all Americans by opening all telecommunications markets to competition and reducing or eliminating regulatory burdens that harm consumer welfare. However, since the Telecom Act was passed, the Federal Communications Commission (FCC) and some state regulatory commissions have maintained certain regulatory requirements that were imposed decades ago on our traditional wireline subsidiaries when they operated as legal monopolies. Where appropriate, we are pursuing additional legislative and regulatory measures to reduce regulatory burdens that inhibit our ability to compete more effectively and offer services wanted and needed by our customers. With the advent of the Obama Administration, the composition of the FCC has changed, and the new Commission appears to be more open than the prior Commission to maintaining or expanding regulatory requirements on entities subject to its jurisdiction. In addition, Congress, the President and the FCC all have declared a national policy objective of ensuring that all Americans have access to broadband technologies and services. To that end, the FCC delivered a National Broadband Plan to Congress in 2010. The FCC has issued dozens of notices seeking comment on whether and how it should modify its rules and policies on a host of issues, which would affect all segments of the communications industry, to achieve universal access to broadband. These issues include rules and policies relating to universal service support, intercarrier compensation and regulation of special access services, as well as a variety of others that could have an impact on AT&T's operations and revenues. However, at this stage, it is too early to assess what, if any, impact such changes could have on us.

In addition, states representing a majority of our local service access lines have adopted legislation that enables new video entrants to acquire a single statewide or state-approved franchise (as opposed to the need to acquire hundreds or even thousands of municipal-approved franchises) to offer competitive video services. We also are supporting efforts to update and improve regulatory treatment for retail services. Passage of legislation is uncertain and depends on many factors.

Our wireless operations operate in robust competitive markets but are likewise subject to substantial governmental regulation. Wireless communications providers must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC has recognized the importance of providing carriers with access to adequate spectrum to permit continued wireless growth and has begun investigating how to develop policies to promote that goal. While wireless communications providers' prices and service offerings are generally not subject to state regulation, an increasing number of states are attempting to regulate or legislate various aspects of wireless services, such as in the area of consumer protection.

Expected Growth Areas

We expect our wireless services and data wireline products to remain the most significant portion of our business and have also discussed trends affecting the segments in which we report results for these products (see "Wireless Segment Results" and "Wireline Segment Results"). Over the next few years, we expect an increasing percentage of our growth to come from: (1) our wireless service and (2) data/broadband, through existing and new services. We expect that our previous acquisitions will enable us to strengthen the reach and sophistication of our network facilities, increase our large-business customer base and enhance the opportunity to market wireless services to that customer base. Whether, or the extent to which, growth in these areas will offset declines in other areas of our business is not known.

Wireless Wireless is our fastest-growing revenue stream and we expect to deliver continued revenue growth in the coming years. We believe that we are in a growth period of wireless data usage and that there are substantial opportunities available for next-generation converged services that combine wireless, broadband, voice and video.

We cover most major metropolitan areas of the U.S. with our Universal Mobile Telecommunications System/High-Speed Downlink Packet Access (HSPA) and HSPA+ network technology, with HSPA+ providing 4G speeds when combined with our upgraded backhaul. Our network provides superior speeds for data and video services, as well as operating efficiencies using the same spectrum and infrastructure for voice and data on an IP-based platform. Our wireless network also relies on digital transmission technologies known as GSM, General Packet Radio Services and Enhanced Data Rates for GSM Evolution for data communications. As of December 31, 2010, we served 95.5 million customers. We have also begun transitioning our network to more advanced LTE technology. We continue to expand the number of locations, including airports and cafés, where customers can access broadband Internet connections using wireless fidelity (local radio frequency commonly referred to as Wi-Fi) wireless technology.

As the wireless industry continues to mature, we believe that future wireless growth will increasingly depend on our ability to offer innovative services that will encourage existing customers to upgrade their services, either by adding new types of services, such as data enhancements, or through increased use of existing services, such as through equipment upgrades. These innovative services should attract customers from other providers, as well as minimize customer churn. We intend to accomplish these goals by continuing to expand our network coverage, improve our network quality and offer a broad array of products and services, including free mobile-to-mobile calling among our wireless customers. Minimizing customer churn is critical to our ability to maximize revenue growth and to maintain and improve our operating margins.

U-verse Services We are continuing to expand our deployment of U-verse High Speed Internet and TV services. As of December 31, 2010, we have passed 27.3 million living units (constructed housing units as well as platted housing lots) and are marketing the services to 77% of those units. Our rate of expansion will be slowed if we cannot obtain all required local building permits in a timely fashion. We also continue to work with our vendors on improving, in a timely manner, the requisite hardware and software technology. Our deployment plans could be delayed if we do not receive required equipment and software on schedule.

We believe that our U-verse TV service is subject to federal oversight as a "video service" under the Federal Communications Act. However, some cable providers and municipalities have claimed that certain IP services should be treated as a traditional cable service and therefore subject to the applicable state and local cable regulation. Certain municipalities have delayed our request or have refused us permission to use our existing right-of-ways to deploy or activate our U-verse-related services and products, resulting in litigation. Pending negotiations and current or threatened litigation involving municipalities could delay our deployment plans in those areas. Petitions have been filed at the FCC alleging that the manner in which we provision "public, educational and governmental" (PEG) programming over our U-verse TV service conflicts with federal law, and a lawsuit has been filed in a California state superior court raising similar allegations under California law. If courts having jurisdiction where we have significant deployments of our U-verse services were to decide that federal, state and/or local cable regulation were applicable to our U-verse services, or if the FCC, state agencies or the courts were to rule that we must deliver PEG programming in a manner substantially different from the way we do today or in ways that are inconsistent with our current network architecture, it could have a material adverse effect on the cost, timing and extent of our deployment plans.

REGULATORY DEVELOPMENTS

Set forth below is a summary of the most significant developments in our regulatory environment during 2010. While these issues may apply only to certain subsidiaries, the words "we," "AT&T" and "our" are used to simplify the discussion. The following discussions are intended as a condensed summary of the issues rather than as a precise legal description of all of these specific issues.

International Regulation Our subsidiaries operating outside the U.S. are subject to the jurisdiction of regulatory authorities in the market where service is provided. Our licensing, compliance and advocacy initiatives in foreign countries primarily enable the provision of enterprise (i.e., large-business) services. AT&T is engaged in multiple efforts with foreign regulators to open markets to competition, reduce network costs and increase our scope of fully authorized network services and products.

Federal Regulation A summary of significant 2010 federal regulatory developments follows.

Net Neutrality On December 23, 2010, the FCC released an order adopting "net neutrality" rules. These rules apply to mass-market retail broadband Internet access services, such as DSL, cable modem service, mobile wireless broadband Internet access services and similar retail services that are offered by AT&T and our competitors. The rules do not apply to "enterprise" broadband Internet access services sold to large businesses, nor do they apply to other broadband IP-based services that do not offer connectivity to all end points on the Internet, such as Internet Protocol television services like AT&T's U-verse video service; VoIP; VPN; smart utility meters, wireless medical monitoring devices and other similar devices. In addition, the FCC's rules do not prohibit broadband Internet access providers from adopting tiered or usage-sensitive pricing for their Internet access services.

Under the FCC's rules, broadband Internet access providers have the following duties: (i) *transparency* – all providers of broadband Internet access service (fixed and mobile) must disclose information in plain language about their commercial terms, performance characteristics, and network management; (ii) *no blocking* – providers of fixed broadband Internet access services may not block lawful content, applications, services or non-harmful devices, and providers of mobile broadband Internet access services may not block access to lawful Internet websites or lawful applications that compete with the provider's voice or video telephony services; and (iii) *no unreasonable discrimination* – providers of fixed broadband Internet access service may not unreasonably discriminate in the transmission of lawful Internet traffic over a consumer's wireline broadband Internet access services. Notwithstanding these duties, a broadband Internet access provider may engage in reasonable network management in order to address network congestion, prevent harm to the network or users, or take other reasonable steps to manage their network.

COMPETITION

Competition continues to increase for telecommunications and information services. Technological advances have expanded the types and uses of services and products available. In addition, lack of or a reduced level of regulation of comparable alternatives (e.g., cable, wireless and VoIP providers) has lowered costs for these alternative communications service providers. As a result, we face heightened competition as well as some new opportunities in significant portions of our business.

Wireless

We face substantial and increasing competition in all aspects of our wireless business. Under current FCC rules, six or more PCS licensees, two cellular licensees and one or more enhanced specialized mobile radio licensees may operate in each of our service areas, which results in the potential presence of multiple competitors. Our competitors are multiple national companies, such as Verizon Wireless, Sprint Nextel Corp., T-Mobile, Metro PCS and Cricket, and a larger number of regional providers of cellular, PCS and other wireless communications services. More than 95% of the U.S. population lives in areas with three mobile telephone operators, and more than half the population lives in areas with at least five competing carriers.

We may experience significant competition from companies that provide similar services using other communications technologies and services. While some of these technologies and services are now operational, others are being developed or may be developed. We compete for customers based principally on service offerings, call quality, coverage area, price and customer service.

Wireline

Our wireline subsidiaries expect continued competitive pressure in 2011 from multiple providers, including wireless, cable and other VoIP providers, interexchange carriers and resellers. In addition, economic pressures are forcing customers to terminate their traditional local wireline service and substitute wireless and Internet-based services, intensifying a pre-existing trend toward wireless and Internet use. At this time, we are unable to quantify the effect of competition on the industry as a whole or financially on this segment. However, we expect both losses of revenue share in local service and gains resulting from business initiatives, especially in the area of bundling of products and services, including wireless and video, large-business data services and broadband. In most markets, we compete with large cable companies, such as Comcast Corporation,

Cox Communications Inc. and Time Warner Cable Inc., for local, high-speed Internet and video services customers and other smaller telecommunications companies for both long-distance and local services customers.

Our wireline subsidiaries generally remain subject to regulation by state regulatory commissions for intrastate services and by the FCC for interstate services. In contrast, our competitors are often subject to less or no regulation in providing comparable voice and data services or the extent of regulation is in dispute. Under the Telecom Act, companies seeking to interconnect to our wireline subsidiaries' networks and exchange local calls enter into interconnection agreements with us. Any unresolved issues in negotiating those agreements are subject to arbitration before the appropriate state commission. These agreements (whether fully agreed-upon or arbitrated) are then subject to review and approval by the appropriate state commission.

Our wireline subsidiaries (excluding rural carrier affiliates) operate under state-specific elective alternative forms of regulation for retail services (also referred to as "alternative regulation") that was either legislatively enacted or authorized by the appropriate state regulatory commission. Under alternative regulation, the state regulatory agency or the legislature may deregulate the competitive services; impose price caps for some services where the prices for these services are not tied to the cost of providing the services or to rate-of-return requirements; or adopt a regulatory framework that incorporates deregulation and price caps. Some states may impose minimum customer service standards with required payments if we fail to meet the standards.

We continue to lose access lines due to competitors (e.g., wireless, cable and VoIP providers) who can provide comparable services at lower prices because they are not subject to traditional telephone industry regulation (or the extent of regulation is in dispute), utilize different technologies, or promote a different business model (such as advertising based) and consequently have lower cost structures. In response to these competitive pressures, for several years we have utilized a bundling strategy that rewards customers who consolidate their services (e.g., local and long-distance telephone, high-speed Internet, wireless and video) with us. We continue to focus on bundling wireline and wireless services, including combined packages of minutes and video service through our U-verse service and our relationships with satellite television providers. We will continue to develop innovative products that capitalize on our expanding fiber network.

Additionally, we provide local, domestic intrastate and interstate, international wholesale networking capacity, and switched services to other service providers, primarily large Internet Service Providers using the largest class of nationwide Internet networks (Internet backbone), wireless carriers, Competitive Local Exchange Carriers, regional phone ILECs, cable companies and systems integrators. These services are subject to additional competitive pressures from the development of new technologies and the increased availability of domestic and international transmission capacity. The introduction of new products and service offerings and increasing satellite, wireless, fiber-optic and cable transmission capacity for services similar to those provided by us continues to provide competitive pressures. We face a number of international competitors, including Orange Business Service, British Telecom, SingTel and Verizon Communications Inc., as well as competition from a number of large systems integrators, such as HP Enterprise Services.

Advertising Solutions

Our Advertising Solutions subsidiaries face competition from approximately 100 publishers of printed directories in their operating areas. Competition also exists from other advertising media, including newspapers, radio, television and direct-mail providers, as well as many forms of Internet-based and mobile advertising. Through our wholly-owned subsidiary, YELLOWPAGES.COM LLC, we compete with other providers of Internet-based advertising and local search.

ACCOUNTING POLICIES AND STANDARDS

Critical Accounting Policies and Estimates Because of the size of the financial statement line items they relate to, some of our accounting policies and estimates have a more significant impact on our financial statements than others. The following policies are presented in the order in which the topics appear in our consolidated statements of income.

Allowance for Doubtful Accounts We maintain an allowance for doubtful accounts for estimated losses that result from the failure of our customers to make required payments. When determining the allowance, we consider the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, and an analysis of the aged accounts receivable balances with reserves generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes. The analysis of receivables is performed monthly, and the allowances for doubtful accounts are adjusted accordingly. A 10% change in the amounts estimated to be uncollectible would result in a change in the provision for uncollectible accounts of approximately $100.

Pension and Other Postretirement Benefits In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. Historically, we have recognized the actuarial gains and losses as a component of Stockholders' Equity on our consolidated balance sheets on an annual basis and have amortized them into our operating results over the average future service period of the active employees of these plans, to the extent such gains and losses were outside of a corridor. We have elected to immediately recognize actuarial gains and losses in our operating results, noting that it is generally preferable to accelerate the recognition of deferred gains and losses into income rather than to delay such recognition. This change will improve transparency in our operating results by more quickly recognizing the effects of economic and interest rate conditions on plan obligations, investments and assumptions. These gains and losses are generally only measured annually as of December 31 and accordingly will be recorded during the fourth quarter. Additionally, for purposes of calculating the expected return on plan assets, we will no longer use a permitted averaging technique for the market-related value of assets but instead will use actual fair value of plan assets. We have applied this change retrospectively, adjusting all prior periods. See Note 1 for a presentation of our operating results before and after the application of this accounting change.

Our actuarial estimates of retiree benefit expense and the associated significant weighted-average assumptions are discussed in Note 11. Our assumed discount rate of 5.80% at December 31, 2010, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve comprised of the rates of return on several hundred high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither convertible nor index linked. For the year ended December 31, 2010, we decreased our discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $3,238 and an increase in our postretirement benefit obligation of $2,817. For the year ended December 31, 2009, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $2,065 and an increase in our postretirement benefit obligation of $1,847.

Our return on assets assumption was 8.5% for the year ended December 31, 2010. In 2010, we experienced actual returns on investments somewhat higher than expected; however, in 2011 we will be decreasing our expected return on assets to 8.25%, based on expectations on future market and the asset mix of the plans' investments. If all other factors were to remain unchanged, we expect that a 1.0% decrease in the actual long-term rate of return would cause 2011 combined pension and postretirement cost to increase $575.

Note 11 also discusses the effects of certain changes in assumptions related to medical trend rates on retiree healthcare costs. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Depreciation Our depreciation of assets, including use of composite group depreciation and estimates of useful lives, is described in Notes 1 and 5. We assign useful lives based on periodic studies of actual asset lives. Changes in those lives with significant impact on the financial statements must be disclosed, but no such changes have occurred in the three years ended December 31, 2010. However, if all other factors were to remain unchanged, we expect that a one-year increase in the useful lives of the largest categories of our plant in service (which accounts for more than 75% of our total plant in service) would result in a decrease of approximately $2,275 in our 2011 depreciation expense and that a one-year decrease would result in an increase of approximately $3,341 in our 2011 depreciation expense.

Asset Valuations and Impairments We account for acquisitions completed after 2008 using the acquisition method. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair values. The estimated fair values of intangible assets acquired are based on the expected discounted cash flows of the identified customer relationships, patents, trade names and FCC licenses. In determining the future cash flows, we consider demand, competition and other economic factors.

Customer relationships, which are finite-lived intangible assets, are primarily amortized using the sum-of-the-months-digits method of amortization over the period in which those relationships are expected to contribute to our future cash flows. The sum-of-the-months-digits method is a process of allocation, and reflects our belief that we expect greater revenue generation from these customer relationships during the earlier years of their lives.

Dollars in millions except per share amounts

Alternatively, we could have chosen to amortize customer relationships using the straight-line method, which would allocate the cost equally over the amortization period. Amortization of other intangibles, including patents and certain trade names, is determined using the straight-line method of amortization over the expected remaining useful lives.

Goodwill and wireless FCC licenses are not amortized but tested annually for impairment. We conduct our impairment tests as of October 1. We test goodwill on a reporting unit basis, and our reporting units coincide with our segments, except for certain operations in our Other segment. The goodwill impairment test is a two-step process. The first step involves determining the fair value of the reporting unit and comparing that measurement to the book value. If the fair value exceeds the book value, then no further testing is required. If the fair value is less than the book value (i.e., an impairment exists), then we perform a second step.

In the second step, we determine the fair values of all of the assets and liabilities of the reporting unit, including those that may not be currently recorded. The difference between the sum of all of those fair values and the overall reporting unit's fair value is a new implied goodwill amount, which we compare to the recorded goodwill. If implied goodwill is less than the recorded goodwill, then we record an impairment of the recorded goodwill. The amount of this impairment may be more or less than the difference between the overall fair value and book value of the reporting unit. It may even be zero if the fair values of other assets are less than their book values. Goodwill is the only asset that may be impaired when performing the goodwill impairment test.

As shown in Note 6, more than 99% of our goodwill resides in the Wireless, Wireline, and Advertising Solutions segments. For each of those segments, we assess their fair value using a market multiple approach and a discounted cash flow approach. Our primary valuation technique is to determine enterprise value as a multiple of a company's Operating Income Before Depreciation and Amortization (OIBDA). We determined the multiples of the publicly traded companies whose services are comparable to those offered by the segment and then calculate a weighted average of those multiples. Using those weighted averages, we then calculated fair values for each of those segments. We also perform a discounted cash flow analysis as a secondary test of fair value to corroborate our primary market multiple test. The calculated fair value exceeded book value in all circumstances and no additional testing was necessary. In the event of a 10% drop in the fair values of the reporting units, the fair values would have still exceeded the book values of the reporting units and additional testing would still have not been necessary.

Wireless FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. As in prior years, we performed our test of the fair values of FCC licenses using a discounted cash flow model (the Greenfield Approach). The Greenfield Approach assumes a company initially owns only the wireless FCC licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. We utilized a 17-year discrete period to isolate cash flows attributable to the licenses, including modeling the hypothetical build-out. The projected cash flows are based on certain financial factors, including revenue growth rates, OIBDA margins, and churn rates. We expect wireless revenue growth to trend down from our 2010 growth rate of 9.3% to a long-term growth rate that reflects expected long-term inflation trends. We expect our churn rates to continue to decline from 1.31% in 2010, in line with expected trends in the industry but at a rate comparable with industry-leading churn. OIBDA margins should continue to trend above 40.0%.

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. We based the assumptions, which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model on a combination of average marketplace participant data and our historical results, trends and business plans. We also used operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc., to develop the projected cash flows. Since we included the cash flows associated with these other inputs in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the wireless FCC licenses. The terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses. We used a discount rate of 9.0%, based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity, to calculate the present value of the projected cash flows. This discount rate is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

If either the projected rate of long-term growth of cash flows or revenues declined by 1%, or if the discount rate increased by 1%, the fair values of the wireless FCC licenses, while less than currently projected, would still be higher than the book value of the licenses. The fair value of the licenses exceeded the book value by more than 25%.

We review customer relationships and other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group. To determine that the asset is recoverable, we verify that the expected undiscounted future cash flows directly related to that asset exceed its book value.

We evaluate our investments to determine whether market declines are temporary and accordingly reflected in accumulated other comprehensive income, or other-than-temporary and recorded as an expense in other income (expense) in the consolidated income statements. This evaluation is based on the length of time and the severity of decline in the investment's value. In 2010, we identified an other-than-temporary decline in the value of one of our equity method investments and various cost investments. At the end of the first quarter of 2009 and at the end of 2008, we concluded the severity of decline had led to an other-than-temporary decline in the value of assets contained in an independently managed trust for certain BellSouth employee benefits.

Income Taxes Our estimates of income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 10 and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or the final review of our tax returns by federal, state or foreign tax authorities.

We use our judgment to determine whether it is more likely than not that we will sustain positions that we have taken on tax returns and, if so, the amount of benefit to initially recognize within our financial statements. We regularly review our uncertain tax positions and adjust our unrecognized tax benefits (UTBs) in light of changes in facts and circumstances, such as changes in tax law, interactions with taxing authorities and developments in case law. These adjustments to our UTBs may affect our income tax expense. Settlement of uncertain tax positions may require use of our cash.

New Accounting Standards

Revenue Arrangements with Multiple Deliverables In October 2009, the Financial Accounting Standards Board (FASB) issued "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13), which addresses how revenues should be allocated among all products and services included in our bundled sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence at the intermediate level, and a best estimate at the lowest level. It eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. We adopted ASU 2009-13 for sales entered into or materially modified in the year beginning January 1, 2011. ASU 2009-13 had no material effect on our financial statements or existing revenue recognition policies.

See Note 1 for a discussion of other recently issued or adopted accounting standards.

OTHER BUSINESS MATTERS

Retiree Phone Concession Litigation In May 2005, we were served with a purported class action in U.S. District Court, Western District of Texas (Stoffels v. SBC Communications Inc.), in which the plaintiffs, who are retirees of Pacific Bell Telephone Company, Southwestern Bell and Ameritech, contend that the cash reimbursement formerly paid to retirees living outside their company's local service area, for telephone service they purchased from another provider, is a "defined benefit plan" within the meaning of ERISA. In October 2006, the Court certified two classes. The issue of whether the concession is an ERISA pension plan was tried before the judge in November 2007. In May 2008, the court ruled that the concession was an ERISA pension plan. We asked the court to certify this ruling for interlocutory appeal, and in August 2008, the court denied our request. In May 2009, we filed a motion for reconsideration with the trial court. That motion was granted on January 14, 2011, and a final judgment has been entered in our favor. Plaintiffs have appealed the judgment to the Fifth Circuit Court of Appeals. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely, but we will continue to evaluate the potential impact of this suit on our financial results as it progresses.

NSA Litigation Twenty-four lawsuits were filed alleging that we and other telecommunications carriers unlawfully provided assistance to the National Security Agency in connection with intelligence activities that were initiated following the events of September 11, 2001. In the first filed case, Hepting et al v. AT&T Corp., AT&T Inc. and Does 1-20, a purported class action filed in U.S. District Court in the Northern District of California, plaintiffs alleged that the defendants disclosed and are currently disclosing to the U.S. Government content and call records concerning communications to which Plaintiffs were a party. Plaintiffs sought damages, a declaratory judgment and injunctive relief for violations of the First and Fourth Amendments to the United States Constitution, the Foreign Intelligence Surveillance Act (FISA), the Electronic Communications Privacy Act and other federal and California statutes. We filed a motion to dismiss the complaint. The United States asserted the "state secrets privilege" and related statutory privileges and also filed a motion asking the court to dismiss the complaint. The Court denied the motions, and we and the

Dollars in millions except per share amounts

United States appealed. In August 2008, the U.S. Court of Appeals for the Ninth Circuit remanded the case to the district court without deciding the issue in light of the passage of the FISA Amendments Act, a provision of which addresses the allegations in these pending lawsuits (immunity provision). The immunity provision requires the pending lawsuits to be dismissed if the Attorney General certifies to the court either that the alleged assistance was undertaken by court order, certification, directive or written request or that the telecom entity did not provide the alleged assistance. In September 2008, the Attorney General filed his certification and asked the district court to dismiss all of the lawsuits pending against the AT&T Inc. telecommunications companies. The court granted the Government's motion to dismiss and entered final judgments in July 2009. In addition, a lawsuit seeking to enjoin the immunity provision's application on grounds that it is unconstitutional was filed. In March 2009, we and the Government filed motions to dismiss this lawsuit. The court granted the motion to dismiss and entered final judgment in July 2009. All cases brought against the AT&T entities have been dismissed. In August 2009, plaintiffs in all cases filed an appeal with the Ninth Circuit Court of Appeals, and this appeal remains pending. Management believes this appeal is without merit and intends to continue to defend these matters vigorously.

Universal Service Fees Litigation In October 2010, our wireless subsidiary was served with a purported class action in Circuit Court, Cole County, Missouri (MBA Surety Agency, Inc. v. AT&T Mobility, LLC), in which the plaintiffs contend that we violated the FCC's rules by collecting universal service fees on certain services not subject to such fees, including Internet access service provided over wireless handsets commonly called "smartphones" and wireless data cards, as well as collecting certain other state and local fees. Plaintiffs define the class as all persons who from April 1, 2003, until the present had a contractual relationship with us for Internet access through a smartphone or a wireless data card. Plaintiffs seek an unspecified amount of damages as well as injunctive relief. We believe that an adverse outcome having a material effect on our financial statements in this case is unlikely.

National Healthcare Law In 2010, we paid $5,312 for a variety of health and welfare benefits provided to certain active and retired employees and their dependents under various plans. Of those benefits, $4,463 related to medical and prescription drug benefits. In March 2010, the President signed into law the comprehensive healthcare reform legislation. The legislation changed the tax treatment of the Medicare Part D subsidy, provided Medicare payment reforms, and enacted an excise tax on "Cadillac" plans as well as mandates for providing coverage and other requirements for delivery of health care to employees and retirees. We recorded a non-cash charge of $995 in the first quarter of 2010 to reflect the impact of this change. In 2011, we received a reimbursement of $92 relating to coverage provided to our early retirees as provided by the new legislation. We continue to evaluate the effects of the new law and its related regulations on the level of healthcare benefits we currently provide to active employees and retirees.

Wireless Transactions In June 2010, we acquired certain wireless properties, including FCC licenses and network assets from Verizon Wireless for $2,376 in cash and increased goodwill by $937. The assets primarily represented former Alltel Wireless assets and served approximately 1.6 million subscribers in 79 service areas across 18 states. Since the properties we acquired use a different network technology than our GSM technology, we expect to incur additional costs to convert that network and subscriber handsets to our GSM technology.

As a condition of our acquisition of Centennial, in August 2010, we sold eight service areas in Louisiana and Mississippi for $273.

In December 2010, we agreed to purchase spectrum licenses in the Lower 700 MHz frequency band from Qualcomm Incorporated (Qualcomm) for approximately $1,925 in cash. The spectrum covers more than 300 million people total nationwide, including 12 MHz of Lower 700 MHz D and E block spectrum covering more than 70 million people in five of the top 15 metropolitan areas and 6 MHz of Lower 700 MHz D block spectrum covering more than 230 million people across the rest of the U.S. We plan to deploy this spectrum as supplemental downlink capacity, using carrier aggregation technology once compatible handsets and network equipment are developed. The transaction is subject to regulatory approvals and other customary closing conditions. In February 2011, the waiting period under the Hart-Scott-Rodino Act expired without the Department of Justice requesting additional information. AT&T and Qualcomm anticipate closing the purchase in the second half of 2011.

Labor Contracts In February 2010, the Company and the Communications Workers of America (CWA) announced a tentative agreement covering approximately 30,000 core wireline employees in the nine-state former BellSouth region, subject to ratification by those covered employees. This agreement was ratified in March 2010. In September, approximately 4,000 core wireline employees in the Company's east region also ratified a tentative agreement previously announced by the Company and the CWA. All core wireline employees are now covered by agreements reached since prior labor agreements expired during 2009.

Environmental We are subject from time to time to judicial and administrative proceedings brought by various governmental authorities under federal, state or local environmental laws. Although we are required to reference in our Forms 10-Q and 10-K any of these proceedings that could result in monetary sanctions (exclusive of interest and costs) of one hundred thousand dollars or more, we do not believe that any of them currently pending will have a material adverse effect on our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

We had $1,437 in cash and cash equivalents available at December 31, 2010. Cash and cash equivalents included cash of $332 and money market funds and other cash equivalents of $1,105. Cash and cash equivalents decreased $2,304 since December 31, 2009. During 2010, cash inflows were primarily provided by cash receipts from operations, the issuance of debt and the disposition of non-strategic assets. These inflows were more than offset by cash used to meet the needs of the business including, but not limited to, payment of operating expenses, funding capital expenditures, dividends to stockholders, repayment of debt, payment of interest on debt, and acquisitions. We discuss many of these factors in detail below.

Cash Provided by or Used in Operating Activities

During 2010, cash provided by operating activities was $34,993 compared to $34,405 in 2009. Our higher operating cash flow reflects decreased tax payments of $933. During 2010, our payments for current income taxes were lower than 2009 due to lower audit-related payments net of refunds. The timing of cash payments for income taxes is governed by the IRS and other taxing authorities and differs from the timing of recording tax expense.

In September 2010, we reached a settlement with the IRS on the calculation of the tax basis of certain assets relating to a restructuring of our wireless operations. The allowed amortization deductions on these settlement-related assets are expected to cover a 15-year period, which began in 2008. As a result of this settlement, we paid $300 to the IRS during the fourth quarter of 2010, representing the tax effect of disallowed deductions taken on our federal income tax returns in 2008 and 2009. We also decreased our net tax liabilities approximately $8,300 and expect to recognize the cash flow impacts of the settlement over a 15-year period, which began in 2008. The effect of the change to our net tax liabilities was recognized through our income statement in the third quarter of 2010 as a reduction in income tax expense.

During 2009, cash provided by operating activities was $34,405 compared to $33,610 in 2008. Our higher operating cash flow reflected decreased tax payments of $836, partially offset by increased interest payments of $157. During 2009, our payments for income taxes were lower than 2008 due primarily to changes in law impacting the timing of payments, partially offset by an increase in audit-related payments net of refunds.

Cash Used in or Provided by Investing Activities

During 2010, cash used in investing activities consisted of:

- $19,530 in capital expenditures, excluding interest during construction.
- $772 in interest during construction.
- $2,376, net of cash acquired, related to the acquisition of various assets from Verizon.
- $265 related to wireless spectrum and licenses acquired.
- $265 related to other acquisitions.
- $100 from the purchase of securities, net of investments.

During 2010, cash provided by investing activities consisted of:

- $1,830 from dispositions of non-strategic assets.
- $29 related to other activities.

Our capital expenditures are primarily for our wireless and wireline subsidiaries' networks, our U-verse services, and support systems for our communications services. Total capital spending in 2010 was $19,530, which was a $2,976 increase from 2009. Capital spending in our Wireless segment, excluding interest during construction, represented 43% of our total spending and increased over 50% from 2009. Wireless expenditures were used for network capacity expansion, integration and upgrades to our HSPA network and the initial deployment of LTE (4G) equipment for trials. Capital expenditures in our Wireline segment, which represented 56% of our capital expenditures excluding interest during construction, decreased 1% for 2010, reflecting decreased spending on U-verse services, less spending on wireline voice services, and lower DSL and High Capacity volumes. The Other segment capital expenditures were less than 1% of total capital expenditures for 2010. We expect to fund any Advertising Solutions segment capital expenditures using cash from operations. We expect total 2011 capital investment to be in the low- to mid-$19,000 range. We anticipate using approximately $1,925 of cash in 2011 to purchase wireless spectrum from Qualcomm.

Dollars in millions except per share amounts

Cash Used in or Provided by Financing Activities
We paid dividends of $9,916 in 2010, $9,670 in 2009, and $9,507 in 2008, reflecting dividend rate increases. In December 2010, our Board of Directors approved a 2.4% increase in the quarterly dividend from $0.42 to $0.43 per share. This follows a 2.4% dividend increase approved by AT&T's Board in December 2009. Dividends declared by our Board of Directors totaled $1.69 per share in 2010, $1.65 per share in 2009 and $1.61 per share in 2008. Our dividend policy considers both the expectations and requirements of stockholders, internal requirements of AT&T and long-term growth opportunities. It is our intent to provide the financial flexibility to allow our Board of Directors to consider dividend growth and to recommend an increase in dividends to be paid in future periods. All dividends remain subject to approval by our Board of Directors.

During 2010, we received net proceeds of $2,235 from the issuance of $2,250 of 2.50% global notes due in 2015. Debt proceeds were used for general corporate purposes. We also received proceeds of $1,620 from the net issuance of commercial paper and other short-term bank borrowings.

During 2010, debt repayments totaled $9,294 and consisted of:
- $5,668 in repayments of long-term debt with a weighted-average interest rate of 2.86%.
- $3,000 in the early redemption of the New Cingular Wireless Services, Inc. 7.875% notes originally due on March 1, 2011.
- $594 related to the private exchange we completed on September 2, 2010, whereby holders exchanged $1,362 of New Cingular Wireless Services, Inc. 8.75% senior notes due 2031 and $1,537 of AT&T Corp. (ATTC) 8.00% senior notes due 2031 for $3,500 of new 5.35% AT&T Inc. global notes due 2040 plus a cash payment.
- $32 in repayments of capitalized leases.

At December 31, 2010, we had $7,196 of debt maturing within one year, which included $5,544 of long-term debt maturities, $1,625 of commercial paper and $27 of other borrowings. Debt maturing within one year includes $1,000 of annual put reset securities issued by BellSouth that may be put each April until maturity in 2021.

During 2010, the following other financing activities occurred:
- We paid out $278 related to derivative collateral; $197 was our returning collateral to counterparties, which were funds they had posted to us in 2009 (see Note 9).
- We paid $266 to minority interest holders.
- We received proceeds of $50 from the issuance of treasury shares related to the settlement of share-based awards.

In December 2010, our Board of Directors approved a program to repurchase up to 300 million shares (approximately 5%) of our common stock; the program does not have an expiration date.

We plan to fund our 2011 financing activities through a combination of cash from operations and debt issuances. The timing and mix of debt issuance will be guided by credit market conditions and interest rate trends. The emphasis of our financing activities will be the payment of dividends, subject to approval by our Board of Directors, the repayment of debt, and potential share repurchases.

Credit Facilities In December 2010, we replaced our five-year, $9,465 revolving credit facility with two new revolving credit facilities with a syndicate of banks – a four-year, $5,000 agreement and a $3,000, 364-day agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes, which could include repayment of maturing commercial paper. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2010, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

The Four-Year Agreement
We can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred. The obligations of the lenders to provide advances will terminate on December 20, 2014, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional one year beyond the December 20, 2014, termination date (with a potential one-year further renewal), under certain circumstances.

Advances would bear interest, at our option, either:
- at an annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T's credit default swap mid-rate spread and subject to a floor or cap as set forth in the Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or

- at a rate equal to: (i) the London InterBank Offered Rate (LIBOR) (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

If we pledge assets or otherwise have liens on our properties, then advances will be ratably secured, subject to specified exceptions. We also must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) ratio of not more than three-to-one, as of the last day of each fiscal quarter, for the four quarters then ended.

Defaults under the agreement, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:

- We fail to pay principal or interest, or other amounts under the agreement beyond any grace period,
- We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as "cross-acceleration") or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final,
- A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T's directors changes in any 24-month period other than as elected by the remaining directors (commonly referred to as a "change in control"),
- Material breaches of representations or warranties in the agreement,
- We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants described above,
- We fail to comply with other covenants under the Agreement for a specified period after notice,
- We fail to make certain minimum funding payments under ERISA, and
- Our bankruptcy or insolvency.

364-day Agreement

The obligations of the lenders to provide advances will terminate on December 19, 2011, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional 364-day period beyond the December 19, 2011 termination date, under certain circumstances. We also can convert all or part of outstanding advances under the 364-day Agreement into term loan(s) maturing no later than the first anniversary of the termination date, under certain circumstances.

Advances would bear interest, at our option, either:

- at a variable annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T's credit default swap mid-rate spread and subject to a floor or cap as set forth in such Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or
- at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The 364-day Agreement contains a negative pledge covenant that is identical to the negative pledge described above. In the event we elect to convert any outstanding advances to term loan(s), the debt-to-EBITDA financial ratio covenant described above also would apply while such term loan(s) were outstanding. The events of default described above also apply to the 364-day Agreement.

Other

Our total capital consists of debt (long-term debt and debt maturing within one year) and stockholders' equity. Our capital structure does not include debt issued by our international equity investees. Our debt ratio was 37.1%, 41.4% and 43.8% at December 31, 2010, 2009 and 2008. The debt ratio is affected by the same factors that affect total capital. Total capital increased $4,046 in 2010 compared to an increase of $2,716 in 2009. The 2010 total capital increase was primarily due to a $9,848 increase in retained earnings, partially offset by a $5,914 decrease in debt, both factors which lowered the debt ratio in 2010.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Current accounting standards require us to disclose our material obligations and commitments to making future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. We occasionally enter into third-party debt guarantees, but they are not, nor are they reasonably likely to become, material. We disclose our contractual long-term debt repayment obligations in Note 8 and our operating lease payments in Note 5. Our contractual obligations do not include expected pension and postretirement payments as we maintain pension funds and Voluntary Employee Beneficiary Association trusts to fully or partially fund these benefits (see Note 11). In the ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, such as plant additions and office supplies. However, we do not believe that the commitments will have a material effect on our financial condition, results of operations or cash flows.

Dollars in millions except per share amounts

Our contractual obligations as of December 31, 2010 are in the following table. The purchase obligations that follow are those for which we have guaranteed funds and will be funded with cash provided by operations or through incremental borrowings. The minimum commitment for certain obligations is based on termination penalties that could be paid to exit the contract. Since termination penalties would not be paid every year, such penalties are excluded from the table. Other long-term liabilities were included in the table based on the year of required payment or an estimate of the year of payment. Such estimate of payment is based on a review of past trends for these items, as well as a forecast of future activities. Certain items were excluded from the following table, as the year of payment is unknown and could not be reliably estimated since past trends were not deemed to be an indicator of future payment.

Substantially all of our purchase obligations are in our Wireline and Wireless segments. The table does not include the fair value of our interest rate swaps. Our capital lease obligations and bank borrowings have been excluded from the table due to the immaterial amounts of such obligations at December 31, 2010. Many of our other noncurrent liabilities have been excluded from the following table due to the uncertainty of the timing of payments, combined with the absence of historical trending to be used as a predictor of such payments. Additionally, certain other long-term liabilities have been excluded since settlement of such liabilities will not require the use of cash. However, we have included in the following table obligations that primarily relate to benefit funding and severance due to the certainty of the timing of these future payments. Our other long-term liabilities are: deferred income taxes (see Note 10) of $22,361; postemployment benefit obligations of $28,803; and other noncurrent liabilities of $12,743, which included deferred lease revenue from our agreement with American Tower Corp. of $480 (see Note 5).

Contractual Obligations

		Payments Due By Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations[1]	$ 64,156	$ 5,535	$11,277	$ 9,302	$ 38,042
Interest payments on long-term debt	62,693	3,781	6,542	5,476	46,894
Operating lease obligations	24,804	2,590	4,711	4,156	13,347
Unrecognized tax benefits[2]	3,141	—	—	—	3,141
Purchase obligations[3]	10,603	3,158	4,904	1,934	607
Total Contractual Obligations	$165,397	$15,064	$27,434	$20,868	$102,031

[1]Represents principal or payoff amounts of notes and debentures at maturity or, for putable debt, the next put opportunity.
[2]The noncurrent portion of the unrecognized tax benefits is included in the "More than 5 Years" column, as we cannot reasonably estimate the timing or amounts of additional cash payments, if any, at this time. See Note 10 for additional information.
[3]We calculated the minimum obligation for certain agreements to purchase goods or services based on termination fees that can be paid to exit the contract. If we elect to exit these contracts, termination fees for all such contracts in the year of termination could be approximately $863 in 2011, $668 in the aggregate for 2012 and 2013, $38 in the aggregate for 2014 and 2015, and $5 in the aggregate, thereafter. Certain termination fees are excluded from the above table, as the fees would not be paid every year and the timing of such payments, if any, is uncertain.

MARKET RISK

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. These risks, along with other business risks, impact our cost of capital. It is our policy to manage our debt structure and foreign exchange exposure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. In managing market risks, we employ derivatives according to documented policies and procedures, including interest rate swaps, interest rate locks, foreign currency exchange contracts and combined interest rate foreign currency contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We do not foresee significant changes in the strategies we use to manage market risk in the near future.

Interest Rate Risk

The majority of our financial instruments are medium- and long-term fixed-rate notes and debentures. Changes in interest rates can lead to significant fluctuations in the fair value of these instruments. The principal amounts by expected maturity, average interest rate and fair value of our liabilities that are exposed to interest rate risk are described in Notes 8 and 9. In managing interest expense, we control our mix of fixed and floating rate debt, principally through the use of interest rate swaps. We have established interest rate risk limits that we closely monitor by measuring interest rate sensitivities in our debt and interest rate derivatives portfolios.

All our foreign-denominated debt has been swapped from fixed-rate foreign currencies to fixed-rate U.S. dollars at issuance through cross-currency swaps, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. Likewise, periodically we enter into interest rate locks to partially hedge the risk of increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We expect gains or losses in our cross-currency swaps and interest rate locks to offset the losses and gains in the financial instruments they hedge.

Following are our interest rate derivatives subject to material interest rate risk as of December 31, 2010. The interest rates illustrated below refer to the average rates we expect to pay based on current and implied forward rates and the average rates we expect to receive based on derivative contracts. The notional amount is the principal amount of the debt subject to the interest rate swap contracts. The fair value asset (liability) represents the amount we would receive (pay) if we had exited the contracts as of December 31, 2010.

	Maturity							
	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value 12/31/10
Interest Rate Derivatives								
Interest Rate Swaps:								
Receive Fixed/Pay Variable Notional Amount Maturing	$3,000	$3,050	$3,000	$1,000	—	$1,000	$11,050	$537
Weighted-Average Variable Rate Payable[1]	2.8%	3.4%	5.0%	4.8%	5.4%	5.9%		
Weighted-Average Fixed Rate Receivable	5.7%	5.5%	5.7%	5.6%	5.6%	5.6%		

[1]Interest payable based on current and implied forward rates for One, Three or Six Month LIBOR plus a spread ranging between approximately 36 and 576 basis points.

Foreign Exchange Risk

We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a large portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions and cash flow streams, such as those related to issuing foreign-denominated debt, receiving dividends from foreign investments, and other receipts and disbursements.

Through cross-currency swaps, all our foreign-denominated debt has been swapped from fixed-rate foreign currencies to fixed-rate U.S. dollars at issuance, removing interest rate risk and foreign currency exchange risk associated with the underlying interest and principal payments. We expect gains or losses in our cross-currency swaps to offset the losses and gains in the financial instruments they hedge.

In anticipation of other foreign currency-denominated transactions, we often enter into foreign exchange forward contracts to provide currency at a fixed rate. Our policy is to measure the risk of adverse currency fluctuations by calculating the potential dollar losses resulting from changes in exchange rates that have a reasonable probability of occurring. We cover the exposure that results from changes that exceed acceptable amounts.

For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% depreciation of the U.S. dollar against foreign currencies from the prevailing foreign currency exchange rates, assuming no change in interest rates. For foreign exchange forward contracts outstanding at December 31, 2010, the change in fair value was immaterial. Furthermore, because our foreign exchange contracts are entered into for hedging purposes, we believe that these losses would be largely offset by gains on the underlying transactions.

Dollars in millions except per share amounts

STOCK PERFORMANCE GRAPH

Comparison of Five Year Cumulative Total Return
AT&T Inc., S&P 500 Index, and S&P 500 Integrated Telecom Index


AT&T Inc.
S&P 500 Index
S&P 500 Integrated Telecom Index
200
190
180
170
160
150
140
130
120
110
100
90
80
70
12/05
12/06
12/07
12/08
12/09
12/10
100
153
150
116
185
177
122
133
133
77
141
139
97
168
156
112

The comparison above assumes $100 invested on December 31, 2005, in AT&T common stock, Standard & Poor's 500 Index (S&P 500), and Standard & Poor's 500 Integrated Telecom Index (S&P 500 Integrated Telecom). Total return equals stock price appreciation plus reinvestment of dividends.

RISK FACTORS

In addition to the other information set forth in this document, including the matters contained under the caption "Cautionary Language Concerning Forward-Looking Statements," you should carefully read the matters described below. We believe that each of these matters could materially affect our business. We recognize that most of these factors are beyond our ability to control and therefore we cannot predict an outcome. Accordingly, we have organized them by first addressing general factors, then industry factors and, finally, items specifically applicable to us.

A worsening U.S. economy would magnify our customers' and suppliers' current financial difficulties and could materially adversely affect our business.

We provide services and products to consumers and large and small businesses in the United States and to larger businesses throughout the world. Current economic conditions in the U.S. have adversely affected our customers' demand for and ability to pay for existing services, especially local landline service, and their interest in purchasing new services. Our suppliers are also facing higher financing and operating costs. Should these current economic conditions worsen, we likely would experience both a decrease in revenues and an increase in certain expenses, including expenses relating to bad debt and equipment and software maintenance. We also may incur difficulties locating financially stable equipment and other suppliers, thereby affecting our ability to offer attractive new services. We are also likely to experience greater pressure on pricing and margins as we continue to compete for customers who would have even less discretionary income. While our largest business customers have been less affected by these adverse changes in the U.S. economy, if the continued adverse economic conditions in the U.S., Europe and other foreign markets persist or worsen, those customers would likely be affected in a similar manner.

Adverse changes in medical costs and the U.S. securities markets and interest rates could materially increase our benefit plan costs.

Our annual pension and postretirement costs are subject to increases, primarily due to continuing increases in medical and prescription drug costs, and can be affected by lower returns on funds held by our pension and other benefit plans, which are reflected in our financial statements for that year. Investment returns on these funds depend largely on trends in the U.S. securities markets and the U.S. economy. It is also unclear how many provisions of the new national healthcare law will apply to us since many regulations implementing the law have not been finalized. In addition, there have been third-party challenges to the constitutionality of the new national healthcare law that, if sustained, could have an impact on our accounting for related costs. In calculating the annual costs included on our financial statements of providing benefits under our plans, we have made certain assumptions regarding future investment returns, medical costs and interest rates. If actual investment returns, medical costs and interest rates are worse than those previously assumed, our annual costs will increase.

The FASB requires companies to recognize the funded status of defined benefit pension and postretirement plans as an asset or liability in our statement of financial position and to recognize changes in that funded status in the year in which the changes occur. We have elected to reflect the annual adjustments to the funded status in our consolidated statement of income. Therefore, an increase in our costs or adverse market conditions will have a negative effect on our operating results.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers' ability to access capital needed to fund business operations.

The continuing instability in the global financial markets has resulted in periodic volatility in the credit, currency, equity and fixed income markets. Volatility has limited, in some cases severely, companies' access to the credit markets, leading to higher borrowing costs for companies or, in some cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data and wireless services, may be forced to delay or reduce or be unable to finance purchases of our products and services and may delay payment or default on outstanding bills to us. In addition, we contract with large financial institutions to support our own treasury operations, including contracts to hedge our exposure on interest rates and foreign exchange and the funding of credit lines and other short-term debt obligations, including commercial paper. These financial institutions also face new capital-related and other regulations in the U.S. and Europe, as well as ongoing legal and financial issues concerning their loan portfolios, which may hamper their ability to provide credit or raise the cost of providing such credit. While we have been successful in continuing to access the credit and fixed income markets when needed, a financial crisis could render us unable to access these markets, severely affecting our business operations.

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the last several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to traditional wireline telephone service and enhanced the capabilities of wireless networks. In order to remain competitive, we are deploying a more sophisticated wireline network and continue to deploy a more sophisticated wireless network, as well as research other new technologies. If the new technologies we have adopted or on which we have focused our research efforts fail to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Changes to federal, state and foreign government regulations and decisions in regulatory proceedings could materially adversely affect us.
Our wireline subsidiaries are subject to significant federal and state regulation while many of our competitors are not. In addition, our subsidiaries and affiliates operating outside the U.S. are also subject to the jurisdiction of national and supranational regulatory authorities in the market where service is provided. Our wireless subsidiaries are regulated to varying degrees by the FCC and some state and local agencies. Adverse rulings by the FCC relating to broadband issues could impede our ability to manage our networks and recover costs and lessen incentives to invest in our networks. The development of new technologies, such as IP-based services, also has created or potentially could create conflicting regulation between the FCC and various state and local authorities, which may involve lengthy litigation to resolve and may result in outcomes unfavorable to us. In addition, increased public focus on potential global climate changes has led to proposals at state, federal and foreign government levels to increase regulation on various types of emissions, including those generated by vehicles and by facilities consuming large amounts of electricity.

Increasing competition in the wireless industry could adversely affect our operating results.
We have multiple wireless competitors in each of our service areas and compete for customers based principally on price, service/device offerings, call quality, coverage area and customer service. In addition, we are likely to experience growing competition from providers offering services using alternative wireless technologies and IP-based networks as well as traditional wireline networks. We expect market saturation to continue to cause the wireless industry's customer growth rate to moderate in comparison with historical growth rates, leading to increased competition for customers. We expect that the availability of additional 700 MHz spectrum could increase competition and the effectiveness of existing competition. This competition will continue to put pressure on pricing and margins as companies compete for potential customers. Our ability to respond will depend, among other things, on continued improvement in network quality and customer service and effective marketing of attractive products and services, and cost management. These efforts will involve significant expenses and require strategic management decisions on, and timely implementation of, equipment choices and deployment, and service offerings.

Increasing competition in our wireline markets could adversely affect wireline operating margins.
We expect competition in the telecommunications industry to continue to intensify. We expect this competition will continue to put pressure on pricing, margins and customer retention. A number of our competitors that rely on alternative technologies (e.g., wireless, cable and VoIP) and business models (e.g., advertising-supported) are typically subject to less (or no) regulation than our wireline and ATTC subsidiaries and therefore are able to operate with lower costs. These competitors also have cost advantages compared to us, due in part to a nonunionized workforce, lower employee benefits and fewer retirees (as most of the competitors are relatively new companies). We believe such advantages can be offset by continuing to increase the efficiency of our operating systems and by improving employee training and productivity; however, there can be no guarantee that our efforts in these areas will be successful.

Continuing growth in our wireless services will depend on continuing access to adequate spectrum, deployment of new technology and offering attractive services to customers.
The wireless industry is undergoing rapid and significant technological changes and a dramatic increase in usage, in particular demand for and usage of data and other non-voice services. We must continually invest in our wireless network in order to continually improve our wireless service to meet this increasing demand and remain competitive. Improvements in our service depend on many factors, including continued access to and deployment of adequate spectrum. We must maintain and expand our network capacity and coverage as well as the associated wireline network needed to transport voice and data between cell sites. Network service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and handset operating standards, supplier delays, increases in network equipment and handset component costs, regulatory permitting delays for tower sites or enhancements or labor-related delays. Deployment of new technology also may adversely affect the performance of the network for existing services. If the FCC does not allocate sufficient spectrum to allow the wireless industry in general, and the company in particular, to increase its capacity or if we cannot deploy the services customers desire on a timely basis or at adequate cost while maintaining network quality levels, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially adversely affected.

Equipment failures, natural disasters and terrorist attacks may materially adversely affect our operations.

Major equipment failures or natural disasters, including severe weather, terrorist acts or other breaches of network or IT security that affect our wireline and wireless networks, including telephone switching offices, microwave links, third-party owned local and long-distance networks on which we rely, our cell sites or other equipment, could have a material adverse effect on our operations. While we have insurance coverage for some of these events, our inability to operate our wireline or wireless systems, even for a limited time period, may result in significant expenses, a loss of customers or impair our ability to attract new customers, which could have a material adverse effect on our business, results of operations and financial condition.

The continued success of our U-verse services initiative will depend on the timing, extent and cost of deployment; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability and reliability of the various technologies required to provide such offerings.

The trend in telecommunications technology is to shift from the traditional circuit- and wire-based technology to IP-based technology. IP-based technology can transport voice and data, as well as video, from both wired and wireless networks. IP-based networks also potentially cost less to operate than traditional networks. Our competitors, many of which are newer companies, are deploying this IP-based technology. In order to continue to offer attractive and competitively priced services, we are deploying a new broadband network to offer IP-based voice, data and video services. Using a new and sophisticated technology on a very large scale entails risks but also presents opportunities to expand service offerings to customers. Should deployment of our network be delayed or costs exceed expected amounts, our margins would be adversely affected and such effects could be material. Should regulatory requirements be different than we anticipated, our deployment could be delayed, perhaps significantly, or limited to only those geographical areas where regulation is not burdensome. In addition, should the delivery of services expected to be deployed on our network be delayed due to technological or regulatory constraints, performance of suppliers, or other reasons, or the cost of providing such services becomes higher than expected, customers may decide to purchase services from our competitors, which would adversely affect our revenues and margins, and such effects could be material.

Unfavorable litigation or governmental investigation results could require us to pay significant amounts or lead to onerous operating procedures.

We are subject to a number of lawsuits both in the U.S. and in foreign countries, including, at any particular time, claims relating to antitrust, patent infringement, wage and hour, personal injury, and our advertising, sales and billing and collection practices. We also spend substantial resources complying with various government standards, which may entail related investigations. As we deploy newer technologies, especially in the wireless area, we also face current and potential litigation relating to alleged adverse health effects on customers or employees who use such technologies including, for example, wireless handsets. We may incur significant expenses defending such suits or government charges and may be required to pay amounts or otherwise change our operations in ways that could materially adversely affect our operations or financial results.

CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this report contains forward-looking statements that are subject to risks and uncertainties, and actual results could differ materially. Many of these factors are discussed in more detail in the "Risk Factors" section. We claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

The following factors could cause our future results to differ materially from those expressed in the forward-looking statements:

- Adverse economic and/or capital access changes in the markets served by us or in countries in which we have significant investments, including the impact on customer demand and our ability and our suppliers' ability to access financial markets.
- Changes in available technology and the effects of such changes, including product substitutions and deployment costs.
- Increases in our benefit plans' costs, including increases due to adverse changes in the U.S. and foreign securities markets, resulting in worse-than-assumed investment returns and discount rates and adverse medical cost trends and unfavorable healthcare legislation and regulations.
- The final outcome of Federal Communications Commission and other federal agency proceedings and reopenings of such proceedings and judicial review, if any, of such proceedings, including issues relating to access charges, broadband deployment, E911 services, competition, net neutrality, unbundled loop and transport elements, wireless license awards and renewals and wireless services.
- The final outcome of regulatory proceedings in the states in which we operate and reopenings of such proceedings and judicial review, if any, of such proceedings, including proceedings relating to Interconnection terms, access charges, universal service, unbundled network elements and resale and wholesale rates, broadband deployment including our U-verse services, net neutrality, performance measurement plans, service standards and traffic compensation.
- Enactment of additional state, federal and/or foreign regulatory and tax laws and regulations pertaining to our subsidiaries and foreign investments, including laws and regulations that reduce our incentive to invest in our networks, resulting in lower revenue growth and/or higher operating costs.
- Our ability to absorb revenue losses caused by increasing competition, including offerings that use alternative technologies (e.g., cable, wireless and VoIP) and our ability to maintain capital expenditures.
- The extent of competition and the resulting pressure on customer and access line totals and wireline and wireless operating margins.
- Our ability to develop attractive and profitable product/service offerings to offset increasing competition in our wireless and wireline markets.
- The ability of our competitors to offer product/service offerings at lower prices due to lower cost structures and regulatory and legislative actions adverse to us, including state regulatory proceedings relating to unbundled network elements and nonregulation of comparable alternative technologies (e.g., VoIP).
- The timing, extent and cost of deployment of our U-verse services; the development of attractive and profitable service offerings; the extent to which regulatory, franchise fees and build-out requirements apply to this initiative; and the availability, cost and/or reliability of the various technologies and/or content required to provide such offerings.
- Our continued ability to attract and offer a diverse portfolio of devices, some on an exclusive basis.
- The availability and cost of additional wireless spectrum and regulations relating to licensing and technical standards and deployment and usage, including network management rules.
- Our ability to manage growth in wireless data services, including network quality.
- The outcome of pending or threatened litigation, including patent and product safety claims by or against third parties.
- The impact on our networks and business from major equipment failures, our inability to obtain handsets, equipment/software or have handsets, equipment/software serviced in a timely and cost-effective manner from suppliers, severe weather conditions, natural disasters, pandemics, energy shortages, wars or terrorist attacks.
- The issuance by the Financial Accounting Standards Board or other accounting oversight bodies of new accounting standards or changes to existing standards.
- The issuance by the Internal Revenue Service and/or state tax authorities of new tax regulations or changes to existing standards and actions by federal, state or local tax agencies and judicial authorities with respect to applying applicable tax laws and regulations and the resolution of disputes with any taxing jurisdictions.
- Our ability to adequately fund our wireless operations, including payment for additional spectrum; network upgrades and technological advancements.
- Changes in our corporate strategies, such as changing network requirements or acquisitions and dispositions, which may require significant amounts of cash or stock, to respond to competition and regulatory, legislative and technological developments.

Readers are cautioned that other factors discussed in this report, although not enumerated here, also could materially affect our future earnings.

Consolidated Statements of Income

Dollars in millions except per share amounts

	2010	2009	2008
		As Adjusted	
Operating Revenues			
Wireless service	**$ 53,510**	$ 48,563	$ 44,249
Voice	**28,315**	32,324	37,322
Data	**27,479**	25,561	24,416
Directory	**3,935**	4,724	5,416
Other	**11,041**	11,341	12,040
Total operating revenues	**124,280**	122,513	123,443
Operating Expenses			
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	**52,263**	50,571	56,688
Selling, general and administrative	**33,065**	31,427	48,772
Depreciation and amortization	**19,379**	19,515	19,673
Total operating expenses	**104,707**	101,513	125,133
Operating Income (Loss)	**19,573**	21,000	(1,690)
Other Income (Expense)			
Interest expense	**(2,994)**	(3,368)	(3,369)
Equity in net income of affiliates	**762**	734	819
Other income (expense) – net	**897**	152	(332)
Total other income (expense)	**(1,335)**	(2,482)	(2,882)
Income (Loss) from Continuing Operations Before Income Taxes	**18,238**	18,518	(4,572)
Income tax (benefit) expense	**(1,162)**	6,091	(2,210)
Income (Loss) from Continuing Operations	**19,400**	12,427	(2,362)
Income (Loss) from Discontinued Operations, net of tax	**779**	20	(2)
Net Income (Loss)	**20,179**	12,447	(2,364)
Less: Net Income Attributable to Noncontrolling Interest	**(315)**	(309)	(261)
Net Income (Loss) Attributable to AT&T	**$ 19,864**	$ 12,138	$ (2,625)
Basic Earnings (Loss) Per Share from Continuing Operations Attributable to AT&T	**$ 3.23**	$ 2.06	$ (0.44)
Basic Earnings Per Share from Discontinued Operations Attributable to AT&T	**0.13**	—	—
Basic Earnings (Loss) Per Share Attributable to AT&T	**$ 3.36**	$ 2.06	$ (0.44)
Diluted Earnings (Loss) Per Share from Continuing Operations Attributable to AT&T	**$ 3.22**	$ 2.05	$ (0.44)
Diluted Earnings Per Share from Discontinued Operations Attributable to AT&T	**0.13**	—	—
Diluted Earnings (Loss) Per Share Attributable to AT&T	**$ 3.35**	$ 2.05	$ (0.44)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

Dollars in millions except per share amounts

	December 31, 2010	December 31, 2009 As Adjusted
Assets		
Current Assets		
Cash and cash equivalents	**$ 1,437**	$ 3,741
Accounts receivable – net of allowances for doubtful accounts of $957 and $1,202	**13,610**	14,845
Prepaid expenses	**1,458**	1,562
Deferred income taxes	**1,170**	1,247
Other current assets	**2,276**	3,792
Total current assets	**19,951**	25,187
Property, Plant and Equipment – Net	**103,196**	99,519
Goodwill	**73,601**	72,782
Licenses	**50,372**	48,741
Customer Lists and Relationships – Net	**4,708**	7,393
Other Intangible Assets – Net	**5,440**	5,494
Investments in Equity Affiliates	**4,515**	2,921
Other Assets	**6,705**	6,275
Total Assets	**$268,488**	$268,312
Liabilities and Stockholders' Equity		
Current Liabilities		
Debt maturing within one year	**$ 7,196**	$ 7,361
Accounts payable and accrued liabilities	**20,055**	21,260
Advanced billing and customer deposits	**4,086**	4,170
Accrued taxes	**72**	1,681
Dividends payable	**2,542**	2,479
Total current liabilities	**33,951**	36,951
Long-Term Debt	**58,971**	64,720
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes	**22,070**	23,579
Postemployment benefit obligation	**28,803**	27,847
Other noncurrent liabilities	**12,743**	13,226
Total deferred credits and other noncurrent liabilities	**63,616**	64,652
Stockholders' Equity		
Common stock ($1 par value, 14,000,000,000 authorized at December 31, 2010 and 2009: issued 6,495,231,088 at December 31, 2010 and 2009)	**6,495**	6,495
Additional paid-in capital	**91,731**	91,707
Retained earnings	**31,792**	21,944
Treasury stock (584,144,220 at December 31, 2010, and 593,300,187 at December 31, 2009, at cost)	**(21,083)**	(21,260)
Accumulated other comprehensive income	**2,712**	2,678
Noncontrolling interest	**303**	425
Total stockholders' equity	**111,950**	101,989
Total Liabilities and Stockholders' Equity	**$268,488**	$268,312

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Dollars in millions

	2010	2009	2008
		As Adjusted	
Operating Activities			
Net income (loss)	**$ 20,179**	$ 12,447	$ (2,364)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**19,379**	19,515	19,673
Undistributed earnings from investments in equity affiliates	**(603)**	(419)	(654)
Provision for uncollectible accounts	**1,334**	1,762	1,795
Deferred income tax expense (benefit) and noncurrent unrecognized tax benefits	**(3,280)**	1,885	(4,202)
Net (gain) loss from impairment and sale of investments	**(802)**	—	517
Actuarial loss on pension and postretirement benefit plans	**2,521**	215	25,150
(Income) loss from discontinued operations	**(779)**	(20)	2
Changes in operating assets and liabilities:			
Accounts receivable	**(99)**	(490)	(1,475)
Other current assets	**717**	(617)	1,854
Accounts payable and accrued liabilities	**(2,414)**	943	(4,456)
Net income attributable to noncontrolling interest	**(315)**	(309)	(261)
Other – net	**(845)**	(507)	(1,969)
Total adjustments	**14,814**	21,958	35,974
Net Cash Provided by Operating Activities	**34,993**	34,405	33,610
Investing Activities			
Construction and capital expenditures:			
Capital expenditures	**(19,530)**	(16,554)	(19,631)
Interest during construction	**(772)**	(740)	(659)
Acquisitions, net of cash acquired	**(2,906)**	(983)	(10,972)
Dispositions	**1,830**	287	1,615
(Purchases) and sales of securities, net	**(100)**	55	68
Sale of other investments	**—**	—	436
Other	**29**	52	45
Net Cash Used in Investing Activities	**(21,449)**	(17,883)	(29,098)
Financing Activities			
Net change in short-term borrowings with original maturities of three months or less	**1,592**	(3,910)	2,017
Issuance of long-term debt	**2,235**	8,161	12,416
Repayment of long-term debt	**(9,294)**	(8,652)	(4,009)
Purchase of treasury shares	**—**	—	(6,077)
Issuance of treasury shares	**50**	28	319
Dividends paid	**(9,916)**	(9,670)	(9,507)
Other	**(515)**	(465)	151
Net Cash Used in Financing Activities	**(15,848)**	(14,508)	(4,690)
Net increase (decrease) in cash and cash equivalents	**(2,304)**	2,014	(178)
Cash and cash equivalents beginning of year	**3,741**	1,727	1,905
Cash and Cash Equivalents End of Year	**$ 1,437**	$ 3,741	$ 1,727

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Dollars and shares in millions except per share amounts

	2010		2009		2008	
	Shares	**Amount**	Shares	Amount	Shares	Amount
			As Adjusted			
Common Stock						
Balance at beginning of year	**6,495**	**$ 6,495**	6,495	$ 6,495	6,495	$ 6,495
Issuance of shares	**—**	**—**	—	—	—	—
Balance at end of year	**6,495**	**$ 6,495**	6,495	$ 6,495	6,495	$ 6,495
Additional Paid-In Capital						
Balance at beginning of year		**$ 91,707**		$ 91,728		$ 91,638
Issuance of treasury shares		**159**		29		87
Share-based payments		**(130)**		(50)		3
Change related to acquisition of interests held by noncontrolling owners		**(5)**		—		—
Balance at end of year		**$ 91,731**		$ 91,707		$ 91,728
Retained Earnings						
Balance at beginning of year		**$ 21,944**		$ 19,566		$ 31,764
Net income (loss) attributable to AT&T ($3.35, $2.05, and $(0.44) per diluted share)		**19,864**		12,138		(2,625)
Dividends to stockholders ($1.69, $1.65, and $1.61 per share)		**(9,985)**		(9,733)		(9,506)
Other		**(31)**		(27)		(67)
Balance at end of year		**$ 31,792**		$ 21,944		$ 19,566
Treasury Stock						
Balance at beginning of year	**(593)**	**$(21,260)**	(602)	$(21,410)	(451)	$(15,683)
Purchase of shares	**—**	**—**	—	—	(164)	(6,077)
Issuance of shares	**9**	**177**	9	150	13	350
Balance at end of year	**(584)**	**$(21,083)**	(593)	$(21,260)	(602)	$(21,410)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity (continued)

Dollars and shares in millions except per share amounts

	2010	2009	2008
	Amount	Amount	Amount
		As Adjusted	
Accumulated Other Comprehensive Income (Loss) Attributable to AT&T, net of tax:			
Balance at beginning of year	**$ 2,678**	$ (418)	$ 662
Foreign currency translation adjustments, net of taxes of $146, $70, and $(239)	**271**	147	(443)
Net unrealized gains (losses) on available-for-sale securities:			
Unrealized gains (losses), net of taxes of $(12), $84, and $(139)	**(22)**	176	(259)
Less reclassification adjustment realized in net income (loss), net of taxes of $7, $23, and $(9)	**14**	48	(16)
Net unrealized gains (losses) on cash flow hedges:			
Unrealized gains (losses), net of taxes of $(182), $329, and $(148)	**(334)**	610	(274)
Less reclassification adjustment realized in net income (loss), net of taxes of $7, $8, and $9	**12**	15	17
Defined benefit postretirement plans (see Notes 1 and 11):			
Net prior service benefit arising during period, net of taxes of $298, $1,383, and $20	**487**	2,257	32
Amortization of net prior service cost included in net income (loss), net of taxes of $(243), $(96), and $(84)	**(396)**	(156)	(137)
Other	**2**	(1)	—
Other comprehensive income (loss) attributable to AT&T	**34**	3,096	(1,080)
Balance at end of year	**$ 2,712**	$ 2,678	$ (418)
Noncontrolling Interest:			
Balance at beginning of year	**$ 425**	$403	$ 380
Net income attributable to noncontrolling interest	**315**	309	261
Distributions	**(278)**	(286)	(260)
Acquisition of interests held by noncontrolling owners	**(162)**	—	—
Translation adjustments applicable to noncontrolling interest, net of tax	**3**	(1)	22
Balance at end of year	**$ 303**	$ 425	$ 403
Total Stockholders' Equity at beginning of year	**$101,989**	$ 96,364	$115,256
Total Stockholders' Equity at end of year	**$111,950**	$101,989	$ 96,364
Total Comprehensive Income (Loss), net of tax:			
Net income (loss) attributable to AT&T	**$ 19,864**	$ 12,138	$ (2,625)
Other comprehensive income (loss) attributable to AT&T per above	**34**	3,096	(1,080)
Comprehensive income (loss) attributable to AT&T	**$ 19,898**	$ 15,234	$ (3,705)
Net income attributable to noncontrolling interest	**$ 315**	$ 309	$ 261
Other comprehensive income (loss) attributable to noncontrolling interest per above	**3**	(1)	22
Comprehensive income attributable to noncontrolling interest	**$ 318**	$ 308	$ 283
Total Comprehensive Income (Loss)	**$ 20,216**	$ 15,542	$ (3,422)

The accompanying notes are an integral part of the consolidated financial statements.

Dollars in millions except per share amounts

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation Throughout this document, AT&T Inc. is referred to as "AT&T," "we" or the "Company." The consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and affiliates. Our subsidiaries and affiliates operate in the communications services industry both domestically and internationally, providing wireless and wireline communications services and equipment, managed networking, wholesale services, and advertising solutions.

All significant intercompany transactions are eliminated in the consolidation process. Investments in partnerships and less than majority-owned subsidiaries where we have significant influence are accounted for under the equity method. Earnings from certain foreign equity investments accounted for using the equity method are included for periods ended within up to one month of our year end (see Note 7).

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, including estimates of probable losses and expenses. Actual results could differ from those estimates. We have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. See Note 2 for a discussion of changes in reporting related to discontinued operations, and Notes 4 and 11 for a discussion of our changes in accounting and reporting for our pension and other postretirement benefit costs and intersegment activity.

Pension and Other Postretirement Benefits In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. Historically, we have recognized the actuarial gains and losses as a component of the Stockholders' Equity on our consolidated balance sheets on an annual basis and have amortized them into our operating results over the average future service period of the active employees of these plans, to the extent such gains and losses were outside of a corridor. We have elected to immediately recognize actuarial gains and losses in our operating results, noting that it is generally preferable to accelerate the recognition of deferred gains and losses into income rather than to delay such recognition. This change will improve transparency in our operating results by more quickly recognizing the effects of economic and interest rate conditions on plan obligations, investments and assumptions. These gains and losses are generally only measured annually as of December 31 and accordingly will be recorded during the fourth quarter. Additionally, for purposes of calculating the expected return on plan assets, we will no longer use a permitted averaging technique for the market-related value of plan assets but instead will use actual fair value of plan assets. We have applied these changes retrospectively, adjusting all prior periods. The cumulative effect of the change on retained earnings as of January 1, 2008, was a reduction of $1,533, with an offset to accumulated other comprehensive income (OCI). The annual recognition of actuarial gains and losses, which is reported as "Actuarial loss on pension and postretirement benefit plans" on our consolidated statement of cash flows total $2,521 in 2010, $215 in 2009 and $25,150 in 2008. This change did not have a material impact on cash provided by or used in operations for any period presented.

The following table presents our results under our historical method and as adjusted to reflect the accounting change:

	Historical Accounting Method	As Adjusted	Effect of Change
At December 31, 2010 or for the year ended			
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	$ 51,379	$ 52,263	$ 884
Selling, general and administrative	31,221	33,065	1,844
Depreciation and amortization[1,2]	19,456	19,379	(77)
Income tax (benefit) expense[2]	(155)	(1,162)	(1,007)
Income from Continuing Operations	21,045	19,400	(1,645)
Net Income Attributable to AT&T[2]	21,508	19,864	(1,644)
Basic Earnings per Share Attributable to AT&T	$ 3.64	$ 3.36	$ (0.28)
Diluted Earnings per Share Attributable to AT&T	3.62	3.35	(0.27)
Property, Plant and Equipment – Net[1]	$103,564	$103,196	$ (368)
Deferred income taxes	22,210	22,070	(140)
Retained Earnings	50,859	31,792	(19,067)
Accumulated other comprehensive income	(16,128)	2,712	18,840
At December 31, 2009 or for the year ended			
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	$ 50,517	$ 50,571	$ 54
Selling, general and administrative	30,943	31,427	484
Depreciation and amortization[1,2]	19,602	19,515	(87)
Income tax (benefit) expense[2]	6,146	6,091	(55)
Income from Continuing Operations	12,824	12,427	(397)
Net Income Attributable to AT&T[2]	12,535	12,138	(397)
Basic Earnings per Share Attributable to AT&T	$ 2.12	$ 2.06	$ (0.06)
Diluted Earnings per Share Attributable to AT&T	2.12	2.05	(0.07)
Property, Plant and Equipment – Net[1]	$100,052	$ 99,519	$ (533)
Deferred income taxes	23,781	23,579	(202)
Retained Earnings	39,366	21,944	(17,422)
Accumulated other comprehensive income	(14,412)	2,678	17,090
At December 31, 2008 or for the year ended			
Cost of services and sales (exclusive of depreciation and amortization shown separately below)	$ 49,878	$ 56,688	$ 6,810
Selling, general and administrative	30,752	48,772	18,020
Depreciation and amortization[1,2]	19,766	19,673	(93)
Income tax (benefit) expense[2]	7,034	(2,210)	(9,244)
Income (Loss) from Continuing Operations	13,130	(2,362)	(15,492)
Net Income (Loss) Attributable to AT&T[2]	12,867	(2,625)	(15,492)
Basic Earnings (Loss) per Share Attributable to AT&T	$ 2.17	$ (0.44)	$ (2.61)
Diluted Earnings (Loss) per Share Attributable to AT&T	2.16	(0.44)	(2.60)
Property, Plant and Equipment – Net[1]	$ 99,037	$ 98,415	$ (622)
Deferred income taxes	19,171	18,935	(236)
Retained Earnings	36,591	19,566	(17,025)
Accumulated other comprehensive income	(17,057)	(418)	16,639

[1]A portion of pension and postretirement costs are capitalized as a part of construction labor.
[2]The effect of the accounting change is also reflected in our consolidated statements of cash flows, included in "Net income (loss)" and relevant adjustments to reconcile net income (loss) to net cash provided by operating activities.

Dollars in millions except per share amounts

Recent Accounting Standards

Fair Value Measurements and Disclosures In January 2010, the Financial Accounting Standards Board (FASB) issued "Fair Value Measurements and Disclosures–Improving Disclosures about Fair Value Measurements" (ASU 2010-06), which required new disclosures and explanations for transfers of financial assets and liabilities between levels in the fair value hierarchy. ASU 2010-06 also clarifies that fair value measurement disclosures are required for each class of financial asset and liability, which may be a subset of a caption in the consolidated balance sheets, and those disclosures should include a discussion of inputs and valuation techniques. For financial assets and liabilities subject to lowest-level measurements (Level 3), ASU 2010-06 further requires that we separately present purchases, sales, issuances, and settlements instead of netting these changes.

Revenue Arrangements with Multiple Deliverables In October 2009, the FASB issued "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13), which addresses how revenues should be allocated among all products and services included in our bundled sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence at the highest level, third-party evidence at the intermediate level, and a best estimate at the lowest level. It eliminates the residual method as an acceptable allocation method, and requires the use of the relative selling price method as the basis for allocation. It also significantly expands the disclosure requirements for such arrangements, including, potentially, certain qualitative disclosures. We adopted ASU 2009-13 for sales entered into or materially modified in the year beginning January 1, 2011. ASU 2009-13 had no material effect on our financial statements or existing revenue recognition policies.

Employee Separations We established obligations for expected termination benefits provided under existing plans to former or inactive employees after employment but before retirement. These benefits include severance payments, workers' compensation, disability, medical continuation coverage, and other benefits. At December 31, 2010, we had severance accruals of $848 and at December 31, 2009, we had severance accruals of $669. During the fourth quarter of 2010, we accrued $756 in conjunction with ongoing cost reduction initiatives.

Income Taxes We provide deferred income taxes for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the computed tax basis of those assets and liabilities. The tax basis of assets and liabilities are based on amounts that meet the recognition threshold and are measured pursuant to the measurement requirement in current standards. We provide valuation allowances against the deferred tax assets for which the realization is uncertain. We review these items regularly in light of changes in federal and state tax laws and changes in our business.

We report, on a net basis, taxes imposed by governmental authorities on revenue-producing transactions between us and our customers in our consolidated statements of income.

Cash and Cash Equivalents Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying amounts approximate fair value. At December 31, 2010, we held $332 in cash and $1,105 in money market funds and other cash equivalents.

Revenue Recognition Revenues derived from wireless, local telephone, long-distance, data and video services are recognized when services are provided. This is based upon either usage (e.g., minutes of traffic/bytes of data processed), period of time (e.g., monthly service fees) or other established fee schedules. Our wireless service revenues are billed either in advance, arrears or are prepaid. Our wireless Rollover® rate plans include a feature whereby unused anytime minutes do not expire each month but rather are available, under certain conditions, for future use for a period not to exceed one year from the date of purchase. Using historical subscriber usage patterns, we defer these revenues based on an estimate of the portion of unused minutes expected to be utilized prior to expiration.

We record an estimated revenue reduction for future adjustments to customer accounts, other than bad debt expense, at the time revenue is recognized based on historical experience. Service revenues also include billings to our customers for various regulatory fees imposed on us by governmental authorities. Cash incentives given to customers are recorded as a reduction of revenue. When required as part of providing service, revenues and associated expenses related to nonrefundable, upfront service activation and setup fees are deferred and recognized over the associated service contract period or customer life. Associated expenses are deferred only to the extent of such deferred revenue. For contracts that involve the bundling of services, revenue is allocated to the services based on their relative fair value. We record the sale of equipment to customers as gross revenue when we are the primary obligor in the arrangement, when title is passed and when the products are accepted by customers. For agreements involving the resale of third-party services in which we are not considered the primary obligor of the arrangement, we record the revenue net of the associated costs incurred. For contracts in which we provide customers with an indefeasible right to use network capacity, we recognize revenue ratably over the stated life of the agreement.

We recognize revenues and expenses related to publishing directories on the amortization method, which recognizes revenues and expenses ratably over the life of the directory title, typically 12 months.

Traffic Compensation Expense We use various estimates and assumptions to determine the amount of traffic compensation expenses recognized during any reporting period. Switched traffic compensation costs are accrued utilizing estimated rates by product, formulated from historical data and adjusted for known rate changes and volume levels. Such estimates are adjusted monthly to reflect newly-available information, such as rate changes and new contractual agreements. Bills reflecting actual incurred information are generally not received until three to nine months subsequent to the end of the reporting period, at which point a final adjustment is made to the accrued switched traffic compensation expense. Dedicated traffic compensation costs are estimated based on the number of circuits and the average projected circuit costs.

Allowance for Doubtful Accounts We maintain an allowance for doubtful accounts for estimated losses that result from the failure or inability of our customers to make required payments. When determining the allowance, we consider the probability of recoverability of accounts receivable based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Credit risks are assessed based on historical write-offs, net of recoveries, as well as an analysis of the aged accounts receivable balances with allowances generally increasing as the receivable ages. Accounts receivable may be fully reserved for when specific collection issues are known to exist, such as pending bankruptcy or catastrophes.

Inventory Inventories, which are included in "Other current assets" on our consolidated balance sheets, were $1,303 at December 31, 2010, and $885 at December 31, 2009. Wireless handsets and accessories, which are valued at the lower of cost or market (determined using current replacement cost) were $1,185 as of December 31, 2010, and $790 as of December 31, 2009. The remainder of our inventory includes new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost or market.

Property, Plant and Equipment Property, plant and equipment is stated at cost, except for assets acquired using acquisition accounting, which are initially recorded at fair value (see Note 2). The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment costs are depreciated using straight-line methods over their estimated economic lives. Certain subsidiaries follow composite group depreciation methodology; accordingly, when a portion of their depreciable property, plant and equipment is retired in the ordinary course of business, the gross book value is reclassified to accumulated depreciation; no gain or loss is recognized on the disposition of this plant.

Property, plant and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. The increase in the carrying value of the associated long-lived asset is depreciated over the corresponding estimated economic life.

Software Costs It is our policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are included in "Property, Plant and Equipment" on our consolidated balance sheets and are primarily amortized over a three-year period. In addition, there is certain network software that allows the equipment to provide the features and functions unique to the AT&T network, which we include in the cost of the equipment categories for financial reporting purposes.

Business Combinations We expense acquisition-related costs and restructuring costs. Prior to 2009, we included acquisition-related costs as part of our purchase accounting, and we treated restructuring costs that we expected but were not obligated to incur, including changes to benefit plans, as if they were a liability assumed at the acquisition date. We applied current guidance to acquisitions completed after 2009, including the acquisitions of Centennial Communications Corp. (Centennial) and certain properties from Verizon Wireless (see Note 2).

Goodwill and Other Intangible Assets AT&T has four major classes of intangible assets: goodwill, Federal Communications Commission (FCC) licenses, other indefinite-lived intangible assets, made up predominately of the AT&T and other brand names, and various other finite-lived intangible assets.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. FCC licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. While FCC licenses are issued for a fixed time (generally 10 years), renewals of FCC licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of our FCC licenses. We acquired the rights to the AT&T and other brand names in previous acquisitions. We have the effective ability to retain these exclusive rights permanently at a nominal cost.

Dollars in millions except per share amounts

Goodwill, FCC licenses and other indefinite-lived intangible assets are not amortized but are tested at least annually for impairment. The testing is performed on the value as of October 1 each year, and is generally composed of comparing the book value of the assets to their fair value. Goodwill is tested by comparing the book value of each reporting unit, deemed to be our principle operating segments (Wireless, Wireline and Advertising Solutions), to the fair value of those reporting units calculated under a market multiple approach as well as a discounted cash flow approach. FCC licenses are tested for impairment on an aggregate basis, consistent with the management of the business on a national scope. Brand names are tested by comparing the book value to a fair value calculated using a discounted cash flow approach on a presumed royalty rate derived from the revenues related to the brand name.

Intangible assets that have finite useful lives are amortized over their useful lives, a weighted-average of 7.9 years (7.9 years for customer lists and relationships and 10.3 years for other). Customer lists and relationships are amortized using primarily the sum-of-the-months-digits method of amortization over the expected period in which those relationships are expected to contribute to our future cash flows. The remaining finite-lived intangible assets are generally amortized using the straight-line method of amortization.

Advertising Costs We expense advertising costs for advertising products and services or for promoting our corporate image as we incur them (see Note 14).

Foreign Currency Translation We are exposed to foreign currency exchange risk through our foreign affiliates and equity investments in foreign companies. Our foreign subsidiaries and foreign investments generally report their earnings in their local currencies. We translate our share of their foreign assets and liabilities at exchange rates in effect at the balance sheet dates. We translate our share of their revenues and expenses using average rates during the year. The resulting foreign currency translation adjustments are recorded as a separate component of accumulated OCI in the accompanying consolidated balance sheets. We do not hedge foreign currency translation risk in the net assets and income we report from these sources. However, we do hedge a large portion of the foreign currency exchange risk involved in anticipation of highly probable foreign currency-denominated transactions, which we explain further in our discussion of our methods of managing our foreign currency risk (see Note 9).

NOTE 2. ACQUISITIONS, DISPOSITIONS, AND OTHER ADJUSTMENTS

Acquisitions

Wireless Properties Transactions In June 2010, we acquired certain wireless properties, including FCC licenses and network assets, from Verizon Wireless for $2,376 in cash. The assets primarily represent former Alltel Wireless assets and served approximately 1.6 million subscribers in 79 service areas across 18 states. The fair value of the acquired net assets of $1,439 included $368 of property, plant and equipment, $937 of goodwill, $765 of FCC licenses, and $224 of customer lists and other intangible assets.

As the value of certain assets and liabilities are preliminary in nature, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed at the acquisition date. When the valuation is final, any changes to the preliminary valuation of acquired assets and liabilities could result in adjustments to goodwill.

Centennial In December 2010, we completed our acquisition accounting for Centennial. As of December 31, 2010, the fair value measurement of Centennial's net assets acquired included $1,518 of goodwill, $655 of FCC licenses, and $449 of customer lists and other intangible assets.

Other Acquisitions In 2010, we acquired $265 of wireless spectrum from various companies, primarily in support of our ongoing network enhancement efforts, and a home monitoring platform developer and other entities for $86 in cash. During 2009, we acquired a provider of mobile application solutions and a security consulting business for a combined $50 before closing costs.

During 2008, we acquired Easterbrooke Cellular Corporation, Windstream Wireless, Wayport Inc., and the remaining 64% of Edge Wireless for a combined $663, recording $449 in goodwill. The acquisitions of these companies were designed to expand our wireless and Wi-Fi coverage area.

Pending Acquisition In December 2010, we agreed to purchase spectrum licenses in the Lower 700 MHz frequency band from Qualcomm Incorporated (Qualcomm) for approximately $1,925 in cash. The spectrum covers more than 300 million people total nationwide, including 12 MHz of Lower 700 MHz D and E block spectrum covering more than 70 million people in five of the top 15 metropolitan areas and 6 MHz of Lower 700 MHz D block spectrum covering more than 230 million people across the rest of the U.S. We plan to deploy this spectrum as supplemental downlink capacity, using carrier aggregation technology once compatible handsets and network equipment are developed. The transaction is subject to regulatory approvals and other customary closing conditions. In February 2011, the waiting period under the Hart-Scott-Rodino Act expired without the Department of Justice (DOJ) requesting additional information. AT&T and Qualcomm anticipate closing the purchase in the second half of 2011.

Dispositions

Sale of Sterling Operations In August 2010, we sold our Sterling Commerce Inc. (Sterling) subsidiary to International Business Machines Corporation (IBM) for approximately $1,400 in cash. Sterling provides business applications and integration solutions to approximately 18,000 customers worldwide. In conjunction with the sale, we divested $649 of goodwill and other intangible assets. We also entered into a transition services agreement with IBM related to short-term support of Sterling's operations after the sale.

During the second quarter of 2010, we accounted for Sterling as a discontinued operation. We determined that the cash inflows under the transition services agreement and our cash outflows under the enterprise license agreement will not constitute significant continuing involvement with Sterling's operations after the sale. We have reclassified Sterling's operating results, for all historical periods, to income from discontinued operations in the accompanying consolidated statements of income. We also applied held-for-sale treatment to Sterling's assets and liabilities, and, accordingly, included Sterling's assets in other current assets, and the related liabilities in accounts payable and accrued liabilities, on our consolidated balance sheets. Sterling's assets and liabilities included the following as of December 31:

	2009
Assets held for sale:	
Current assets	$ 333
Property, plant and equipment	40
Goodwill and other intangible assets	672
Other assets	47
Total assets	$1,092
Liabilities related to assets held for sale:	
Current liabilities	$ 365
Other liabilities	126
Total liabilities	$ 491

The following table includes Sterling's operating results, which we historically included in our Other segment:

	Aug. 27, 2010	Dec. 31, 2009	Dec. 31, 2008
Operating revenues	**$349**	$563	$633
Operating expenses	**327**	523	616
Operating income	**22**	40	17
Income (loss) before income taxes	**18**	29	(1)
Income tax expense	**8**	9	1
Income (loss) from discontinued operations during phase-out period	**10**	20	(2)
Gain on disposal of discontinued operations	**769**	—	—
Income (loss) from discontinued operations, net of tax	**$779**	$ 20	$ (2)

Centennial In October 2009, the DOJ cleared our acquisition of Centennial, subject to the DOJ's condition that we divest Centennial's operations in eight service areas in Louisiana and Mississippi. In August 2010, we sold those eight service areas for $273 in cash.

Other Dispositions In 2010, we also sold our domestic Japanese outsourcing services company for $109. In 2009, we sold a professional services business for $174 and eliminated $113 of goodwill. In 2008, we sold to Local Insight Regatta Holdings Inc., the parent company of Local Insight Yellow Pages, the Independent Line of Business segment of the L.M. Berry Company, for $230.

Other Adjustments During 2010, we recorded $78 in reductions of Dobson Communications Corporation and BellSouth Corporation (BellSouth) restructuring liabilities previously included in the purchase accounting for those deals, and we recorded an offsetting reduction of goodwill.

NOTE 3. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of basic earnings per share and diluted earnings per share for income from continuing operations for the years ended December 31, 2010, 2009 and 2008, are shown in the table below:

Year Ended December 31,	**2010**	2009	2008
Numerators			
Numerator for basic earnings per share:			
Income (loss) from continuing operations	**$19,400**	$12,427	$(2,362)
Income attributable to noncontrolling interest	**(315)**	(309)	(261)
Income (loss) from continuing operations attributable to AT&T	**19,085**	12,118	(2,623)
Dilutive potential common shares:			
Other share-based payment	**11**	10	9
Numerator for diluted earnings per share	**$19,096**	$12,128	$(2,614)
Denominators (000,000)			
Denominator for basic earnings per share:			
Weighted-average number of common shares outstanding	**5,913**	5,900	5,927
Dilutive potential common shares:			
Stock options	**3**	3	9
Other share-based payment	**22**	21	22
Denominator for diluted earnings per share	**5,938**	5,924	5,958
Basic earnings (loss) per share from continuing operations attributable to AT&T	**$ 3.23**	$ 2.06	$ (0.44)
Basic earnings per share from discontinued operations attributable to AT&T	**0.13**	—	—
Basic earnings (loss) per share attributable to AT&T	**$ 3.36**	$ 2.06	$ (0.44)
Diluted earnings (loss) per share from continuing operations attributable to AT&T	**$ 3.22**	$ 2.05	$ (0.44)
Diluted earnings per share from discontinued operations attributable to AT&T	**0.13**	—	—
Diluted earnings (loss) per share attributable to AT&T	**$ 3.35**	$ 2.05	$ (0.44)

Dollars in millions except per share amounts

At December 31, 2010, 2009 and 2008, we had issued and outstanding options to purchase approximately 130 million, 178 million and 204 million shares of AT&T common stock. The exercise prices of 100 million, 163 million and 144 million shares in 2010, 2009 and 2008 were above the average market price of AT&T stock. Accordingly, we did not include these amounts in determining the dilutive potential common shares for the respective periods. At December 31, 2010, the exercise prices of 25 million vested stock options were below market price.

NOTE 4. SEGMENT INFORMATION

Our segments are strategic business units that offer different products and services over various technology platforms and are managed accordingly. We analyze our various operating segments based on segment income before income taxes. Actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net, are managed only on a total company basis and are, accordingly, reflected only in consolidated results. Therefore, these items are not included in the calculation of each segment's percentage of our consolidated results. The customers and long-lived assets of our reportable segments are predominantly in the United States. We have four reportable segments: (1) Wireless, (2) Wireline, (3) Advertising Solutions and (4) Other.

The Wireless segment uses our nationwide network to provide consumer and business customers with wireless voice and advanced data communications services.

The Wireline segment uses our regional, national and global network to provide consumer and business customers with landline voice and data communications services, AT&T U-verse℠ TV, high-speed broadband and voice services (U-verse) and managed networking to business customers. Additionally, we receive commissions on sales of satellite television services offered through our agency arrangements.

The Advertising Solutions segment includes our directory operations, which publish Yellow and White Pages directories and sell directory advertising and Internet-based advertising and local search.

The Other segment includes results from customer information services, our portion of the results from our international equity investments and all corporate and other operations. Also included in the Other segment are impacts of corporate-wide decisions for which the individual operating segments are not being evaluated, including interest cost and expected return on pension and postretirement benefits. In May 2010, we announced the sale of Sterling. The Other segment results for all periods shown have been restated to exclude the results of Sterling, which are now reflected in discontinued operations (see Note 2).

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits as well as the attribution of those benefit costs to our segments (see Note 1). Historically, the total benefit costs were attributed to each segment. As part of the benefit accounting change, the service cost and the amortization of prior service costs, which represent the benefits earned by active employees during the period, will continue to be attributed to the segment in which the employee is employed, while interest cost and expected return on assets will now be recorded in the Other segment as those financing activities are managed on a corporate level. Actuarial gains and losses resulting from the remeasurement of our pension and postretirement benefit plans, which generally only occurs in the fourth quarter, will be reflected in AT&T's consolidated results only. We have adjusted prior-period segment information to conform to the current period's presentation.

Historically, the intersegment activity had been reported as revenue in the billing segment and offsetting operating expense in the purchasing segment. Upon consolidation, the intersegment revenue and expense were eliminated with the consolidated results, reflecting the cash operating and depreciation expense of providing the intersegment service. As part of AT&T's ongoing initiatives to manage its business from an external customer perspective, we no longer report intersegment revenue and instead report the cash operating and depreciation expense related to intersegment activity in the purchasing segment, which provided services to the external customer. While this change did not affect AT&T's total consolidated results, the impact to each operating segment varied. In particular, the Wireless segment, as a purchaser of network, IT and other services from the Wireline segment, experienced a reduction in cash operating expense partially offset by increased depreciation expense, with the net result being increased operating margins. This change was effective with the reporting of operating results for the quarter ended March 31, 2010. We have applied this change retrospectively, adjusting prior-period segment information.

In the following tables, we show how our segment results are reconciled to our consolidated results reported. The Wireless, Wireline, Advertising Solutions and Other columns represent the segment results of each such operating segment. The Consolidations column adds in those line items that we manage on a consolidated basis only: actuarial gains and losses from pension and other postretirement benefits, interest expense and other income (expense) – net. In the Segment assets line item, we have eliminated the value of our investments in our fully consolidated subsidiaries and the intercompany financing assets as these have no impact to the segments' operations.

Segment results, including a reconciliation to AT&T consolidated results, for 2010, 2009 and 2008 are as follows:

At December 31, 2010 or for the year ended	Wireless	Wireline	Advertising Solutions	Other	Consolidations	Consolidated Results
Total segment operating revenues	$ 58,500	$ 61,202	$3,935	$ 643	$ —	$124,280
Operations and support expenses	36,746	41,008	2,583	2,470	2,521	85,328
Depreciation and amortization expenses	6,497	12,371	497	14	—	19,379
Total segment operating expenses	43,243	53,379	3,080	2,484	2,521	104,707
Segment operating income (loss)	15,257	7,823	855	(1,841)	(2,521)	19,573
Interest expense	—	—	—	—	2,994	2,994
Equity in net income of affiliates	9	11	—	742	—	762
Other income (expense) – net	—	—	—	—	897	897
Segment income (loss) before income taxes	$ 15,266	$ 7,834	$ 855	$(1,099)	$ (4,618)	$ 18,238
Segment assets	$122,011	$149,230	$8,736	$ 9,067	$(20,556)	$268,488
Investments in equity method affiliates	14	—	—	4,501	—	4,515
Expenditures for additions to long-lived assets	9,171	11,071	29	31	—	20,302

At December 31, 2009 or for the year ended	Wireless	Wireline	Advertising Solutions	Other	Consolidations	Consolidated Results
Total segment operating revenues	$ 53,504	$ 63,514	$4,724	$ 771	$ —	$122,513
Operations and support expenses	33,631	42,352	2,743	3,057	215	81,998
Depreciation and amortization expenses	6,043	12,743	650	79	—	19,515
Total segment operating expenses	39,674	55,095	3,393	3,136	215	101,513
Segment operating income (loss)	13,830	8,419	1,331	(2,365)	(215)	21,000
Interest expense	—	—	—	—	3,368	3,368
Equity in net income of affiliates	9	17	—	708	—	734
Other income (expense) – net	—	—	—	—	152	152
Segment income (loss) before income taxes	$ 13,839	$ 8,436	$1,331	$(1,657)	$ (3,431)	$ 18,518
Segment assets	$116,720	$156,130	$9,654	$ 8,908	$(23,100)	$268,312
Investments in equity method affiliates	4	—	—	2,917	—	2,921
Expenditures for additions to long-lived assets	6,066	11,200	22	6	—	17,294

For the year ended December 31, 2008	Wireless	Wireline	Advertising Solutions	Other	Consolidations	Consolidated Results
Total segment operating revenues	$ 49,174	$ 67,890	$5,416	$ 963	$ —	$123,443
Operations and support expenses	31,530	44,817	2,900	1,063	25,150	105,460
Depreciation and amortization expenses	6,025	12,786	789	73	—	19,673
Total segment operating expenses	37,555	57,603	3,689	1,136	25,150	125,133
Segment operating income (loss)	11,619	10,287	1,727	(173)	(25,150)	(1,690)
Interest expense	—	—	—	—	3,369	3,369
Equity in net income of affiliates	6	19	—	794	—	819
Other income (expense) – net	—	—	—	—	(332)	(332)
Segment income (loss) before income taxes	$ 11,625	$ 10,306	$1,727	$ 621	$(28,851)	$ (4,572)

Dollars in millions except per share amounts

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows at December 31:

	Lives (years)	2010	2009
Land	—	**$ 1,694**	$ 1,724
Buildings	35-45	**25,979**	24,238
Central office equipment[1]	3-10	**79,607**	78,314
Cable, wiring and conduit	10-50	**75,732**	73,191
Other equipment[1]	5-15	**46,622**	39,723
Software	3-5	**9,219**	8,812
Under construction	—	**4,980**	3,159
		243,833	229,161
Accumulated depreciation and amortization		**140,637**	129,642
Property, plant and equipment – net		**$103,196**	$ 99,519

[1]Includes certain network software.

Our depreciation expense was $16,402 in 2010, $15,849 in 2009 and $15,191 in 2008.

Certain facilities and equipment used in operations are leased under operating or capital leases. Rental expenses under operating leases were $3,060 for 2010, $2,889 for 2009 and $2,733 for 2008. At December 31, 2010, the future minimum rental payments under noncancelable operating leases for the years 2011 through 2015 were $2,590, $2,454, $2,257, $2,134 and $2,022, with $13,347 due thereafter. Certain real estate operating leases contain renewal options that may be exercised. Capital leases are not significant.

American Tower Corp. Agreement

In August 2000, we reached an agreement with American Tower Corp. (American Tower) under which we granted American Tower the exclusive rights to lease space on a number of our communications towers. In exchange, we received a combination of cash and equity instruments as complete prepayment of rent with the closing of each leasing agreement. The value of the prepayments was recorded as deferred revenue and recognized in income as revenue over the life of the leases. The balance of deferred revenue was $480 in 2010, $509 in 2009 and $539 in 2008.

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of goodwill, by segment (which is the same as the reporting unit for Wireless, Wireline and Advertising Solutions), for the years ended December 31, 2010 and 2009, were as follows:

	Wireless	Wireline	Advertising Solutions	Other	Total
Balance as of January 1, 2009	$ 33,851	$ 31,381	$ 5,694	$ 426	$ 71,352
Goodwill acquired	1,276	344	36	—	1,656
Other	(90)	(117)	1	(20)	(226)
Balance as of December 31, 2009	35,037	31,608	5,731	406	72,782
Goodwill acquired	937	—	—	43	980
Other	(219)	62	—	(4)	(161)
Balance as of December 31, 2010	**$35,755**	**$31,670**	**$5,731**	**$445**	**$73,601**

The reclassification of Sterling as a discontinued operation impacted goodwill by $477 and other intangible assets balances by $195 at December 31, 2009 and $254 at January 1, 2009. Goodwill acquired in 2010 relates primarily to the acquisition of certain wireless properties from Verizon Wireless and in 2009 relates to certain wireless and wireline properties acquired from Centennial. Changes to goodwill during 2010 include adjustments totaling $(219) related to wireless business combinations and $62 due primarily to adjustments relating to a wireline business combination. Changes to goodwill during 2009 include adjustments totaling $90 related to wireless liabilities in connection with a business combination and disposition of a wireline entity for $117 (see Note 2).

Our other intangible assets are summarized as follows:

Other Intangible Assets	December 31, 2010 Gross Carrying Amount	December 31, 2010 Accumulated Amortization	December 31, 2009 Gross Carrying Amount	December 31, 2009 Accumulated Amortization
Amortized intangible assets:				
Customer lists and relationships:				
AT&T Mobility LLC	**$ 6,987**	**$ 5,240**	$ 7,729	$ 5,023
BellSouth	**9,215**	**6,807**	9,215	5,597
AT&T Corp.	**3,134**	**2,647**	3,134	2,377
Other	**350**	**284**	524	212
Subtotal	**19,686**	**14,978**	20,602	13,209
Other	**525**	**239**	778	519
Total	**$20,211**	**$15,217**	$21,380	$13,728
Indefinite-life intangible assets not subject to amortization:				
Licenses	**$50,372**		$48,741	
Trade name	**5,154**		5,235	
Total	**$55,526**		$53,976	

Amortized intangible assets are definite-life assets, and as such, we record amortization expense based on a method that most appropriately reflects our expected cash flows from these assets. Amortization expense for definite-life intangible assets was $2,977 for the year ended December 31, 2010, $3,666 for the year ended December 31, 2009, and $4,482 for the year ended December 31, 2008. Amortization expense is estimated to be $2,007 in 2011, $1,325 in 2012, $739 in 2013, $346 in 2014 and $214 in 2015. In 2009, Mobility wrote off $2,963 in fully amortized intangible assets (primarily customer lists). We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the asset or asset group.

Licenses include wireless FCC licenses of $50,356 at December 31, 2010, and $48,650 at December 31, 2009, that provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communications services. In 2010, we recorded an $85 impairment for a trade name.

NOTE 7. EQUITY METHOD INVESTMENTS

Investments in partnerships, joint ventures and less-than-majority-owned subsidiaries in which we have significant influence are accounted for under the equity method.

Our investments in equity affiliates include primarily international investments. As of December 31, 2010, our investments in equity affiliates included an 8.4% interest in Télefonos de México, S.A. de C.V. (Telmex), Mexico's national telecommunications company, and a 9.0% interest in América Móvil, S.A. de C.V. (América Móvil), primarily a wireless provider in Mexico with telecommunications investments in the United States and Latin America. We are a member of a consortium that holds all of the class AA shares of Telmex stock, representing voting control of the company. Another member of the consortium, Carso Global Telecom, S.A.B. de C.V. (CGT), has the right to appoint a majority of the directors of Telmex. We also are a member of a consortium that holds all of the class AA shares of América Móvil stock, representing voting control of the company. Another member of the consortium has the right to appoint a majority of the directors of América Móvil.

América Móvil Transactions On June 11, 2010, as part of a tender offer from América Móvil, we exchanged all our shares in Telmex Internacional, S.A.B. de C.V. (TI) for América Móvil L shares at the offered exchange rate of 0.373, which resulted in a pretax gain of $658. The exchange was accounted for at fair value. In addition, we paid $202 to purchase additional shares of América Móvil L shares to maintain our ownership percentage at a pretransaction level.

Dollars in millions except per share amounts

The following table is a reconciliation of our investments in equity affiliates as presented on our consolidated balance sheets:

	2010	2009
Beginning of year	**$2,921**	$2,332
Additional investments	**220**	44
Equity in net income of affiliates	**762**	734
Dividends received	**(159)**	(315)
Dispositions	**(204)**	—
Currency translation adjustments	**203**	125
Telmex Internacional exchange	**658**	—
Other adjustments	**114**	1
End of year	**$4,515**	$2,921

Undistributed earnings from equity affiliates were $5,137 and $4,534 at December 31, 2010 and 2009. The currency translation adjustment for 2010 and 2009 reflects the effect of exchange rate fluctuations on our investments in Telmex, TI and América Móvil.

The fair value of our investment in Telmex, based on the equivalent value of Telmex L shares at December 31, 2010, was $1,231. The fair value of our investment in América Móvil, based on the equivalent value of América Móvil L shares at December 31, 2010, was $10,383.

NOTE 8. DEBT

Long-term debt of AT&T and its subsidiaries, including interest rates and maturities, is summarized as follows at December 31:

		2010	2009
Notes and debentures			
Interest Rates	Maturities[1]		
0.35% – 2.99%	2010 – 2015	**$ 2,250**	$ 3,500
3.00% – 4.99%	2010 – 2014	**5,880**	5,853
5.00% – 6.99%	2010 – 2095	**43,506**	41,331
7.00% – 9.10%	2010 – 2097	**11,986**	19,069
Other		**14**	136
Fair value of interest rate swaps recorded in debt		**435**	310
		64,071	70,199
Unamortized premium, net of discount		**185**	1,612
Total notes and debentures		**64,256**	71,811
Capitalized leases		**259**	237
Total long-term debt, including current maturities		**64,515**	72,048
Current maturities of long-term debt		**(5,544)**	(7,328)
Total long-term debt		**$58,971**	$64,720

[1]Maturities assume putable debt is redeemed by the holders at the next opportunity.

Current maturities of long-term debt include debt that may be put back to us by the holders in 2011. We have $1,000 of annual put reset securities issued by BellSouth that may be put each April until maturity in 2021. If the holders do not require us to repurchase the securities, the interest rate will be reset based on current market conditions. Likewise, we have an accreting zero-coupon note that may be redeemed each May, excluding May 2011, until maturity in 2022. If the zero-coupon note (issued for principal of $500 in 2007) is held to maturity, the redemption amount will be $1,030.

Debt maturing within one year consisted of the following at December 31:

	2010	2009
Current maturities of long-term debt	**$5,544**	$7,328
Commercial paper	**1,625**	—
Bank borrowings[1]	**27**	33
Total	**$7,196**	$7,361

[1]Outstanding balance of short-term credit facility of a foreign subsidiary.

During 2010, we received net proceeds of $2,235 from the issuance of $2,250 of 2.50% global notes due in 2015. Debt proceeds were used for general corporate purposes. We also received net proceeds of $1,620 from the net issuance of commercial paper and other short-term bank borrowings.

During 2010, debt repayments totaled $9,294 and consisted of:

- $5,668 in repayments of long-term debt with a weighted-average interest rate of 2.86%.
- $3,000 for the early redemption of the New Cingular Wireless Services, Inc. 7.875% notes originally due on March 1, 2011.
- $594 related to the private exchange we completed on September 2, 2010 whereby holders exchanged $1,362 of New Cingular Wireless Services, Inc. 8.75% senior notes due 2031 and $1,537 of AT&T Corp. (ATTC) 8.00% senior notes due 2031 for $3,500 of new 5.35% AT&T Inc. global notes due 2040 plus a cash payment.
- $32 in repayments of capitalized leases.

As of December 31, 2010 and 2009, we were in compliance with all covenants and conditions of instruments governing our debt. Substantially all of our outstanding long-term debt is unsecured. Maturities of outstanding long-term notes and debentures, as of December 31, 2010, and the corresponding weighted-average interest rate scheduled for repayment are as follows:

	2011	2012	2013	2014	2015	Thereafter
Debt repayments[1]	$5,535	$5,454	$5,823	$4,788	$4,514	$38,042
Weighted-average interest rate	6.2%	6.4%	5.6%	5.1%	4.3%	6.4%

[1]Debt repayments assume putable debt is redeemed by the holders at the next opportunity.

Credit Facilities In December 2010, we replaced our five-year, $9,465 revolving credit facility with two new revolving credit facilities with a syndicate of banks – a four-year, $5,000 agreement and a $3,000, 364-day agreement. In the event advances are made under either agreement, those advances would be used for general corporate purposes, which could include repayment of maturing commercial paper. Advances are not conditioned on the absence of a material adverse change. All advances must be repaid no later than the date on which lenders are no longer obligated to make any advances under each agreement. Under each agreement, we can terminate, in whole or in part, amounts committed by the lenders in excess of any outstanding advances; however, we cannot reinstate any such terminated commitments. At December 31, 2010, we had no advances outstanding under either agreement and were in compliance with all covenants under each agreement.

The Four-Year Agreement

We can request the lenders to further increase their commitments (i.e., raise the available credit) up to an additional $2,000 provided no event of default has occurred. The obligations of the lenders to provide advances will terminate on December 20, 2014, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional one year beyond the December 20, 2014 termination date (with a potential one-year further renewal), under certain circumstances.

Advances would bear interest, at our option, either:

- at an annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T's credit default swap mid-rate spread and subject to a floor or cap as set forth in the Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or
- at a rate equal to: (i) the London InterBank Offered Rate (LIBOR) (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

If we pledge assets or otherwise have liens on our properties, then advances will be ratably secured, subject to specified exceptions. We also must maintain a debt-to-EBITDA (earnings before interest, income taxes, depreciation and amortization, and other modifications described in the agreement) ratio of not more than three-to-one, as of the last day of each fiscal quarter, for the four quarters then ended.

Defaults under the agreement, which would permit the lenders to accelerate required repayment and which would increase the Applicable Margin by 2.00% per annum, include:

- We fail to pay principal or interest, or other amounts under the agreement beyond any grace period,
- We fail to pay when due other debt of $400 or more that results in acceleration of that debt (commonly referred to as "cross-acceleration") or a creditor commences enforcement proceedings within a specified period after a money judgment of $400 or more has become final,
- A person acquires beneficial ownership of more than 50% of AT&T common shares or more than a majority of AT&T's directors changes in any 24-month period other than as elected by the remaining directors (commonly referred to as a "change in control"),
- Material breaches of representations or warranties in the agreement,
- We fail to comply with the negative pledge or debt-to-EBITDA ratio covenants described above,
- We fail to comply with other covenants under the Agreement for a specified period after notice,
- We fail to make certain minimum funding payments under Employee Retirement Income Security Act of 1974, as amended (ERISA), and
- Our bankruptcy or insolvency.

364-day Agreement

The obligations of the lenders to provide advances will terminate on December 19, 2011, unless prior to that date either: (i) we reduce to $0 the commitments of the lenders, or (ii) certain events of default occur. We and lenders representing more than 50% of the facility amount may agree to extend their commitments for an additional 364-day period beyond the December 19, 2011 termination date, under certain circumstances. We also can convert all or part of outstanding advances under the 364-day Agreement into term loan(s) maturing no later than the first anniversary of the termination date, under certain circumstances.

Advances would bear interest, at our option, either:

- at a variable annual rate equal to (1) the highest of (a) the base (or prime) rate of a designated bank, (b) 0.50% per annum above the Federal funds rate, and (c) the British Bankers Association Interest Settlement Rate applicable to Dollars for a period of one month plus 1.00%, plus (2) a rate based on AT&T's credit default swap mid-rate spread and subject to a floor or cap as set forth in such Agreement (Applicable Margin) minus 1.00% provided such total exceeds zero; or
- at a rate equal to: (i) LIBOR (adjusted upwards to reflect any bank reserve costs) for a period of one, two, three or six months, as applicable, plus (ii) the Applicable Margin.

The 364-day Agreement contains a negative pledge covenant that is identical to the negative pledge described above. In the event we elect to convert any outstanding advances to term loan(s), the debt-to-EBITDA financial ratio covenant described above also would apply while such term loan(s) were outstanding. The events of default described above also apply to the 364-day Agreement.

Dollars in millions except per share amounts

NOTE 9. FAIR VALUE MEASUREMENTS AND DISCLOSURE

The Fair Value Measurement and Disclosure framework provides a three-tiered fair value hierarchy that gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

LEVEL 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that AT&T has the ability to access.
LEVEL 2	Inputs to the valuation methodology include: • Quoted prices for similar assets and liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted market prices that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
LEVEL 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement. • Fair value is often based on internally developed models in which there are few, if any, external observations.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of future net realizable value or reflective of future fair values. AT&T believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010, and December 31, 2009.

Long-Term Debt and Other Financial Instruments

The carrying amounts and estimated fair values of our long-term debt, including current maturities and other financial instruments, are summarized as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Notes and debentures	**$64,256**	**$69,313**	$71,811	$75,212
Commercial paper	**1,625**	**1,625**	—	—
Bank borrowings	**27**	**27**	33	33
Investment securities	**2,183**	**2,183**	1,885	1,885

The fair values of our notes and debentures were estimated based on quoted market prices, where available. The carrying value of debt with an original maturity of less than one year approximates market value.

Investment Securities

Our investment securities consist of primarily available-for-sale instruments, which include equities, fixed income bonds and other securities. Substantially all the fair values of our available-for-sale securities were estimated based on quoted market prices. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Realized gains and losses on these securities are included in other income (expense) – net in the consolidated statements of income using the specific identification method. Unrealized gains and losses, net of tax, on available-for-sale securities are recorded in accumulated OCI. Unrealized losses that are considered other-than-temporary are recorded in other income (expense) – net, with the corresponding reduction to the carrying basis of the investment. Fixed income investments have maturities of $228 in 2011, $107 in 2012 and 2013, $52 in 2014 and 2015, and $252 for years thereafter.

Our short-term investments, other short- and long-term held-to-maturity investments (including money market securities) and customer deposits are recorded at amortized cost, and the respective carrying amounts approximate fair values.

Our investment securities maturing within one year are recorded in "Other current assets," and instruments with maturities of more than one year are recorded in "Other Assets" on the consolidated balance sheets.

Following is the fair value leveling for available-for-sale securities and derivatives as of December 31, 2010, and December 31, 2009.

	December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Available-for-Sale Securities				
Domestic equities	$ 976	—	$ —	$ 976
International equities	513	—	—	513
Fixed income bonds	—	639	—	639
Asset Derivatives				
Interest rate swaps	—	537	—	537
Cross-currency swaps	—	327	—	327
Interest rate locks	—	11	—	11
Foreign exchange contracts	—	6	—	6
Liability Derivatives				
Cross-currency swaps	—	(675)	—	(675)
Interest rate locks	—	(187)	—	(187)
Foreign exchange contracts	—	(2)	—	(2)

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Available-for-Sale Securities				
Domestic equities	$1,047	$ —	$ —	$1,047
International equities	412	—	—	412
Fixed income bonds	—	341	—	341
Asset Derivatives				
Interest rate swaps	—	399	—	399
Cross-currency swaps	—	635	—	635
Interest rate locks	—	150	—	150
Foreign exchange contracts	—	2	—	2
Liability Derivatives				
Cross-currency swaps	—	(390)	—	(390)
Interest rate locks	—	(6)	—	(6)
Foreign exchange contracts	—	(7)	—	(7)

Derivative Financial Instruments
We employ derivatives to manage certain market risks, primarily interest rate risk and foreign currency exchange risk. This includes the use of interest rate swaps, interest rate locks, foreign exchange forward contracts and combined interest rate foreign exchange contracts (cross-currency swaps). We do not use derivatives for trading or speculative purposes. We record derivatives on our consolidated balance sheets at fair value, which is derived from observable market data, including yield curves and foreign exchange rates (all of our derivatives are Level 2). Cash flows associated with derivative instruments are presented in the same category on the consolidated statements of cash flows as the item being hedged.

The majority of our derivatives are designated either as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge).

Fair Value Hedging We designate our fixed-to-floating interest rate swaps as fair value hedges. The purpose of these swaps is to manage interest rate risk by managing our mix of fixed-rate and floating-rate debt. These swaps involve the receipt of fixed-rate amounts for floating interest rate payments over the life of the swaps without exchange of the underlying principal amount. Accrued and realized gains or losses from interest rate swaps impact interest expense on the consolidated statements of income. Unrealized gains on interest rate swaps are recorded at fair market value as assets, and unrealized losses on interest rate swaps are recorded at fair market value as liabilities. Changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed-rate notes payable they hedge due to changes in the designated benchmark interest rate and are recognized in interest expense, though they net to zero. Gains or losses realized upon early termination of our fair value hedges would be recognized in interest expense.

Dollars in millions except per share amounts

Cash Flow Hedging Unrealized gains on derivatives designated as cash flow hedges are recorded at fair value as assets, and unrealized losses on derivatives designated as cash flow hedges are recorded at fair value as liabilities, both for the period they are outstanding. For derivative instruments designated as cash flow hedges, the effective portion is reported as a component of accumulated OCI until reclassified into interest expense in the same period the hedged transaction affects earnings. The gain or loss on the ineffective portion is recognized in other income (expense) – net in each period.

We designate our cross-currency swaps as cash flow hedges. We have entered into multiple cross-currency swaps to hedge our exposure to variability in expected future cash flows that are attributable to foreign currency risk generated from the issuance of our Euro and British pound sterling denominated debt. These agreements include initial and final exchanges of principal from fixed foreign denominations to fixed U.S. denominated amounts, to be exchanged at a specified rate, which was determined by the market spot rate upon issuance. They also include an interest rate swap of a fixed foreign-denominated rate to a fixed U.S. denominated interest rate. We evaluate the effectiveness of our cross-currency swaps each quarter. In the years ended December 31, 2010, and December 31, 2009, no ineffectiveness was measured.

Periodically, we enter into and designate interest rate locks to partially hedge the risk of changes in interest payments attributable to increases in the benchmark interest rate during the period leading up to the probable issuance of fixed-rate debt. We designate our interest rate locks as cash flow hedges. Gains and losses when we settle our interest rate locks are amortized into income over the life of the related debt, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the second quarter of 2010, we settled $200 of notional rate locks without utilizing them in a debt issuance. The total impact to interest expense was $(5). We are confident our remaining rate locks will be utilized given our probable refinancing needs over the next two years. No other ineffectiveness was measured in the year ended December 31, 2010. Over the next 12 months, we expect to reclassify $15 from accumulated OCI to interest expense due to the amortization of net losses on historical interest rate locks. Our unutilized interest rate locks carry mandatory early terminations, the latest occurring in April 2012.

We hedge a large portion of the exchange risk involved in anticipation of highly probable foreign currency-denominated transactions. In anticipation of these transactions, we often enter into foreign exchange contracts to provide currency at a fixed rate. Some of these instruments are designated as cash flow hedges while others remain non-designated, largely based on size and duration. Gains and losses at the time we settle or take delivery on our designated foreign exchange contracts are amortized into income over the next few months as the hedged funds are spent by our foreign subsidiaries, except where a material amount is deemed to be ineffective, which would be immediately reclassified to income. In the year ended December 31, 2010, no ineffectiveness was measured. No transactions were designated in the year ended December 31, 2009.

Collateral and Credit-Risk Contingency We have entered into agreements with most of our derivative counterparties, establishing collateral thresholds based on respective credit ratings and netting agreements. Collateral is exchanged on a weekly basis. At December 31, 2010, we had posted collateral of $82 (a deposit asset) and held collateral of $26 (a receipt liability). Under the agreements, if our credit rating had been downgraded one rating level by Moody's and Fitch before the final collateral exchange in December, we would have been required to post additional collateral of $115. At December 31, 2009, we held $222 of counterparty collateral. We do not offset the fair value of collateral, whether the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), against the fair value of the derivative instruments.

Following is the notional amount of our outstanding derivative positions at December 31:

	2010	2009
Interest rate swaps	**$11,050**	$ 9,000
Cross-currency swaps	**7,502**	7,502
Interest rate locks	**3,400**	3,600
Foreign exchange contracts	**221**	293
Total	**$22,173**	$20,395

Following are our derivative instruments and their related hedged items affecting our financial position and performance:

Fair Value of Derivatives on the Consolidated Balance Sheets
Derivatives designated as hedging instruments are reflected as other assets, other liabilities and, for a portion of interest rate swaps, accounts receivable at December 31.

Asset Derivatives	**2010**	2009
Interest rate swaps	**$ 537**	$ 399
Cross-currency swaps	**327**	635
Interest rate locks	**11**	150
Foreign exchange contracts	**6**	2
Total	**$ 881**	$1,186

Liability Derivatives	**2010**	2009
Cross-currency swaps	**$(675)**	$ (390)
Interest rate locks	**(187)**	(6)
Foreign exchange contracts	**(2)**	(7)
Total	**$(864)**	$ (403)

Effect of Derivatives in the Consolidated Statement of Income

Fair Value Hedging Relationships For the year ended December 31,	2010	2009
Interest rate swaps (Interest expense):		
Gain (Loss) on interest rate swaps	**$ 125**	$(216)
Gain (Loss) on long-term debt	**(125)**	216

In addition, the net swap settlements that accrued and settled in the year ended December 31 were also reported as reductions of interest expense.

Cash Flow Hedging Relationships For the year ended December 31,	2010	2009
Cross-currency swaps:		
Gain (Loss) recognized in accumulated Other Comprehensive Income	**$(201)**	$738
Other income (expense) – net reclassified from accumulated Other Comprehensive Income into income	**—**	—
Interest rate locks:		
Gain (Loss) recognized in accumulated Other Comprehensive Income	**(320)**	203
Interest expense reclassified from accumulated Other Comprehensive Income into income	**(19)**	(23)
Foreign exchange contracts:		
Gain (Loss) recognized in accumulated Other Comprehensive Income	**5**	(2)
Other income (expense) – net reclassified from accumulated Other Comprehensive Income into income	**—**	—

The balance of the unrealized derivative gain (loss) in accumulated OCI was $(180) at December 31, 2010, and $142 at December 31, 2009.

NOTE 10. INCOME TAXES

Significant components of our deferred tax liabilities (assets) are as follows at December 31:

	2010	2009
Depreciation and amortization	**$ 34,172**	$ 37,341
Intangibles (nonamortizable)	**1,958**	1,990
Employee benefits	**(13,612)**	(14,375)
Net operating loss and other carryforwards	**(1,552)**	(1,820)
Other – net	**(1,015)**	(1,983)
Subtotal	**19,951**	21,153
Deferred tax assets valuation allowance	**949**	1,179
Net deferred tax liabilities	**$ 20,900**	$ 22,332
Net long-term deferred tax liabilities	**$ 22,070**	$ 23,579
Less: Net current deferred tax assets	**(1,170)**	(1,247)
Net deferred tax liabilities	**$ 20,900**	$ 22,332

In March 2010, the President of the United States signed into law comprehensive healthcare reform legislation under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, which included a change in the tax treatment related to Medicare Part D subsidies. We recorded a $995, or $0.17 per diluted share, charge to income tax expense in our consolidated statement of income during the first quarter of 2010 and increased our deferred income taxes liability balance to reflect the impact of this change.

In September 2010, we reached a settlement with the Internal Revenue Service (IRS) on tax basis calculations related to a 2008 restructuring of our wireless operations. The IRS settlement resolves the uncertainty regarding the amount and timing of amortization deductions related to certain of our wireless assets. The allowed amortization deductions on these settlement-related assets and the related cash flow impacts are expected to be recognized over a 15-year period, which began in 2008. Pursuant to the settlement, we paid $300 to the IRS during the fourth quarter of 2010 as a result of the disallowance of a portion of the amortization deductions taken on our 2008 and 2009 income tax returns. We recorded an $8,300, or $1.40 per diluted share, reduction to income tax expense in our consolidated statement of income during the third quarter of 2010 and corresponding decreases of $6,760 to our net noncurrent deferred income tax liabilities and $1,540 to other net tax liabilities to reflect the tax benefits of the settlement. The IRS settlement resulted in a reduction to our unrecognized tax benefits (UTBs) for tax positions related to prior years of $1,057, which also reduced the total amount of UTBs that, if recognized, would impact the effective tax rate.

At December 31, 2010, we had combined net operating and capital loss carryforwards (tax effected) for federal income tax purposes of $181 and for state and foreign income tax purposes of $1,052, expiring through 2029. Additionally, we had federal credit carryforwards of $73 and state credit carryforwards of $246, expiring primarily through 2027.

We recognize a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Our valuation allowances at December 31, 2010 and 2009, relate primarily to state net operating loss carryforwards.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws and our experience in managing tax audits and relevant GAAP, to determine the amount of tax benefits to recognize in our financial statements. For each position, the difference between the benefit realized on our tax return and the benefit reflected

Dollars in millions except per share amounts

in our financial statements is recorded on our consolidated balance sheets as an UTB. We update our UTBs at each financial statement date to reflect the impacts of audit settlements and other resolution of audit issues, expiration of statutes of limitation, developments in tax law and ongoing discussions with taxing authorities. A reconciliation of the change in our UTB balance from January 1 to December 31 for 2010 and 2009 is as follows:

Federal, State and Foreign Tax	2010	2009
Balance at beginning of year	**$ 5,969**	$ 6,176
Increases for tax positions related to the current year	**324**	980
Increases for tax positions related to prior years	**562**	876
Decreases for tax positions related to prior years	**(1,989)**	(1,982)
Lapse of statute of limitations	**(44)**	—
Settlements	**(462)**	(81)
Balance at end of year	**4,360**	5,969
Accrued interest and penalties	**1,329**	1,537
Gross unrecognized income tax benefits	**5,689**	7,506
Less: Deferred federal and state income tax benefits	**(817)**	(892)
Less: Tax attributable to timing items included above	**(2,073)**	(2,540)
Total UTB that, if recognized, would impact the effective income tax rate as of the end of the year	**$ 2,799**	$ 4,074

During 2010 and 2009, we made net deposits totaling $206 and $1,151 to several taxing jurisdictions. These deposits are not included in the reconciliation above but reduce our UTBs balance. Net of these deposits and deposits made in 2008 of $191 and a $1,000 deposit made in 2007, our UTBs balance at December 31, 2010, was $3,141, which was included in "Other noncurrent liabilities" on our consolidated balance sheets. Our UTBs balance at December 31, 2009, was $5,164, of which $4,865 was included in "Other noncurrent liabilities" and $299 was included in "Accrued taxes" on our consolidated balance sheets.

We record interest and penalties related to federal, state and foreign UTBs in income tax expense. Accrued interest and penalties included in UTBs were $1,329 as of December 31, 2010, and $1,537 as of December 31, 2009. Interest and penalties included in our consolidated statements of income were $(194) for 2010, $(216) for 2009, and $152 for 2008.

We file income tax returns in the U.S. federal jurisdiction and various state, local and foreign jurisdictions. Our income tax returns are regularly audited by the IRS as well as by state, local and foreign taxing authorities.

The IRS has completed field examinations of our tax returns through 2005, and all audit periods prior to 1998 are closed for federal purposes. We were unable to reach agreement with the IRS regarding treatment of Universal Service Fund receipts on our 1998 and 1999 tax returns and, as a result, we filed a refund suit in U.S. District Court (District Court). In July 2009, the District Court granted the Government's motion for summary judgment and entered final judgment for the Government. We appealed the final judgment to the U.S. Court of Appeals for the Fifth Circuit (Court of Appeals). In January 2011, the Court of Appeals affirmed the judgment of the District Court. We are considering whether to petition the U.S. Supreme Court for a writ of certiorari with regard to this tax refund matter. We are engaged with the IRS Appeals Division in resolving issues related to our 1999–2005 returns; we are unable to estimate the impact the resolution of these issues may have on our UTBs. The IRS began its examination of our 2006–2008 income tax returns in 2009.

The components of income tax (benefit) expense are as follows:

	2010	2009	2008
Federal:			
Current	**$ 307**	$2,849	$ 1,158
Deferred – net	**(2,105)**	2,149	(2,970)
	(1,798)	4,998	(1,812)
State, local and foreign:			
Current	**141**	1,193	(21)
Deferred – net	**495**	(100)	(377)
	636	1,093	(398)
Total	**$(1,162)**	$6,091	$(2,210)

A reconciliation of income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate (35%) to income from continuing operations before income taxes is as follows:

	2010	2009	2008
Taxes computed at federal statutory rate	**$ 6,383**	$6,481	$(1,600)
Increases (decreases) in income taxes resulting from:			
State and local income taxes – net of federal income tax benefit	**441**	554	(229)
Healthcare Reform Legislation	**917**	—	—
IRS Settlement – 2008 Wireless Restructuring	**(8,300)**	—	—
Other – net	**(603)**	(944)	(381)
Total	**$(1,162)**	$6,091	$(2,210)
Effective Tax Rate	**(6.4)%**	32.9%	48.3%

NOTE 11. PENSION AND POSTRETIREMENT BENEFITS

Pension Benefits and Postretirement Benefits

Substantially all of our U.S. employees are covered by one of our noncontributory pension and death benefit plans. Many of our management employees participate in pension plans that have a traditional pension formula (i.e., a stated percentage of employees' adjusted career income) and a frozen cash balance or defined lump sum formula. In 2005, the management pension plan for those employees was amended to freeze benefit accruals previously earned under a cash balance formula. Each employee's existing cash balance continues to earn interest at a variable annual rate. After this change, those management employees, at retirement, may elect to receive the portion of their pension benefit derived under the cash balance or defined lump sum as a lump sum or an annuity. The remaining pension benefit, if any, will be paid as an annuity if its value exceeds a stated monthly amount. Management employees of former ATTC, BellSouth, AT&T Mobility LLC and new hires after 2006 participate in cash balance pension plans. Nonmanagement employees' pension benefits are generally calculated using one of two formulas: benefits are based on a flat dollar amount per year according to job classification or are calculated under a cash balance plan that is based on an initial cash balance amount and a negotiated annual pension band and interest credits. Most nonmanagement employees can elect to receive their pension benefits in either a lump sum payment or an annuity.

We also provide a variety of medical, dental and life insurance benefits to certain retired employees under various plans and accrue actuarially determined postretirement benefit costs as active employees earn these benefits.

In January 2011, we announced a change in our method of recognizing actuarial gains and losses for pension and other postretirement benefits for all benefit plans. Historically, we recognized the actuarial gains and losses as a component of Stockholders' Equity on our consolidated balance sheets on an annual basis and amortized them into our operating results over the average future service period of the active employees of these plans, to the extent such gains and losses were outside of a corridor. We have elected to immediately recognize actuarial gains and losses in our operating results, noting that it is generally preferable to accelerate the recognition of deferred gains and losses into income rather than to delay such recognition. This change will improve transparency in our operating results by more quickly recognizing the effects of economic and interest rate conditions on plan obligations, investments and assumptions. Generally, these gains and losses are measured annually as of December 31 and accordingly will be recorded during the fourth quarter. Additionally, for purposes of calculating the expected return on plan assets, we will no longer use a permitted averaging technique for the market-related value of plan assets but instead will use actual fair value of plan assets. We have applied these changes retrospectively, adjusting all prior periods (see Note 1).

Obligations and Funded Status

For defined benefit pension plans, the benefit obligation is the "projected benefit obligation," the actuarial present value, as of our December 31 measurement date, of all benefits attributed by the pension benefit formula to employee service rendered to that date. The amount of benefit to be paid depends on a number of future events incorporated into the pension benefit formula, including estimates of the average life of employees/survivors and average years of service rendered. It is measured based on assumptions concerning future interest rates and future employee compensation levels.

For postretirement benefit plans, the benefit obligation is the "accumulated postretirement benefit obligation," the actuarial present value as of a date of all future benefits attributed under the terms of the postretirement benefit plan to employee service rendered to the valuation date.

The following table presents this reconciliation and shows the change in the projected benefit obligation for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2010	2009	**2010**	2009
Benefit obligation at beginning of year	**$50,850**	$50,822	**$36,225**	$37,531
Service cost – benefits earned during the period	**1,075**	1,070	**348**	334
Interest cost on projected benefit obligation	**3,150**	3,355	**2,257**	2,434
Amendments	**2**	(685)	**(742)**	(3,115)
Actuarial loss	**4,224**	2,439	**1,046**	1,402
Special termination benefits	**101**	118	**7**	9
Benefits paid	**(5,485)**	(6,269)	**(2,536)**	(2,370)
Other	**—**	—	**33**	—
Benefit obligation at end of year	**$53,917**	$50,850	**$36,638**	$36,225

Dollars in millions except per share amounts

The following table presents the change in the value of plan assets for the years ended December 31 and the plans' funded status at December 31:

	Pension Benefits		Postretirement Benefits	
	2010	2009	**2010**	2009
Fair value of plan assets at beginning of year	**$46,873**	$46,828	**$ 11,513**	$ 10,175
Actual return on plan assets	**6,230**	6,312	**1,472**	1,991
Benefits paid[1]	**(5,485)**	(6,269)	**(244)**	(823)
Contributions	**—**	2	**—**	195
Other	**3**	—	**6**	(25)
Fair value of plan assets at end of year	**47,621**	46,873	**12,747**	11,513
Unfunded status at end of year[2]	**$ (6,296)**	$ (3,977)	**$(23,891)**	$(24,712)

[1]At our discretion, certain postretirement benefits are paid from AT&T cash accounts and do not reduce Voluntary Employee Beneficiary Association (VEBA) assets. Future benefit payments may be made from VEBA trusts and thus reduce those asset balances.
[2]Funded status is not indicative of our ability to pay ongoing pension benefits or of our obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized on our consolidated balance sheets at December 31 are listed below:

	Pension Benefits		Postretirement Benefits	
	2010	2009	**2010**	2009
Current portion of employee benefit obligation[1]	**$ —**	$ —	**$ (2,394)**	$ (2,021)
Employee benefit obligation[2]	**(6,296)**	(3,977)	**(21,497)**	(22,691)
Net amount recognized	**$(6,296)**	$(3,977)	**$(23,891)**	$(24,712)

[1]Included in "Accounts payable and accrued liabilities."
[2]Included in "Postemployment benefit obligation."

Prior service credits included in our accumulated OCI that have not yet been recognized in net periodic benefit cost were $164 for pension and $4,760 for postretirement benefits at December 31, 2010, and $181 for pension and $4,644 for postretirement at December 31, 2009.

The accumulated benefit obligation for our pension plans represents the actuarial present value of benefits based on employee service and compensation as of a certain date and does not include an assumption about future compensation levels. The accumulated benefit obligation for our pension plans was $51,915 at December 31, 2010, and $49,122 at December 31, 2009.

Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income

Our combined net pension and postretirement cost recognized in our consolidated statements of income was $3,750, $2,253 and $25,237 for the years ended December 31, 2010, 2009 and 2008. A portion of pension and postretirement benefit costs are capitalized as part of the benefit load on internal construction and capital expenditures, providing a small reduction in the net expense recorded.

The following tables present the components of net periodic benefit obligation cost, and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	**2010**	2009	2008
Service cost – benefits earned during the period	**$ 1,075**	$ 1,070	$ 1,173	**$ 348**	$ 334	$ 429
Interest cost on projected benefit obligation	**3,150**	3,355	3,319	**2,257**	2,434	2,550
Expected return on plan assets[1]	**(3,775)**	(3,766)	(5,808)	**(943)**	(784)	(1,339)
Amortization of prior service cost (credit)	**(16)**	58	133	**(624)**	(469)	(360)
Actuarial (gain) loss[1]	**1,768**	(103)	22,559	**510**	124	2,581
Net pension and postretirement cost (benefit)[2]	**$ 2,202**	$ 614	$21,376	**$1,548**	$1,639	$ 3,861

[1]Amounts for 2008 and 2009 are adjusted for the change in accounting policy as discussed in Note 1.
[2]During 2010, 2009 and 2008, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced postretirement benefit cost by $237, $255 and $263. This effect is included in several line items above.

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	Pension Benefits			Postretirement Benefits		
	2010	2009	2008	**2010**	2009	2008
Prior service cost (credit)	**$ —**	$394	$17	**$ 459**	$1,863	$ 2
Reversal of amortization of prior service cost (credit)	**(10)**	67	82	**(388)**	(223)	(223)
Total recognized in other comprehensive (income) loss (pretax)	**$(10)**	$461	$99	**$ 71**	$1,640	$(221)

The estimated prior service credits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $15 for pension and $694 for postretirement benefits.

Assumptions

In determining the projected benefit obligation and the net pension and postemployment benefit cost, we used the following significant weighted-average assumptions:

	2010	2009	2008
Discount rate for determining projected benefit obligation at December 31	**5.80%**	6.50%	7.00%
Discount rate in effect for determining net cost	**6.50%**	7.00%	6.50%
Long-term rate of return on plan assets	**8.50%**	8.50%	8.50%
Composite rate of compensation increase for determining projected benefit obligation and net pension cost (benefit)	**4.00%**	4.00%	4.00%

Uncertainty in the securities markets and U.S. economy could result in investment returns less than those assumed. Should the securities markets decline or medical and prescription drug costs increase at a rate greater than assumed, we would expect increasing annual combined net pension and postretirement costs for the next several years. Should actual experience differ from actuarial assumptions, the projected pension benefit obligation and net pension cost and accumulated postretirement benefit obligation and postretirement benefit cost would be affected in future years.

Discount Rate Our assumed discount rate of 5.80% at December 31, 2010, reflects the hypothetical rate at which the projected benefit obligations could be effectively settled or paid out to participants. We determined our discount rate based on a range of factors, including a yield curve composed of the rates of return on several hundred high-quality, fixed-income corporate bonds available at the measurement date and the related expected duration for the obligations. These bonds were all rated at least Aa3 or AA- by one of the nationally recognized statistical rating organizations, denominated in U.S. dollars, and neither callable, convertible nor index linked. For the year ended December 31, 2010, we decreased our discount rate by 0.70%, resulting in an increase in our pension plan benefit obligation of $3,238 and an increase in our postretirement benefit obligation of $2,817. For the year ended December 31, 2009, we decreased our discount rate by 0.50%, resulting in an increase in our pension plan benefit obligation of $2,065 and an increase in our postretirement benefit obligation of $1,847.

Expected Long-Term Rate of Return Our expected long-term rate of return on plan assets of 8.25% for 2011 and 8.50% for 2010 reflects the average rate of earnings expected on the funds invested, or to be invested, to provide for the benefits included in the projected benefit obligations. In setting the long-term assumed rate of return, management considers capital markets future expectations and the asset mix of the plans' investments. Actual long-term return can, in relatively stable markets, also serve as a factor in determining future expectations. We consider many factors that include, but are not limited to, historical returns on plan assets, current market information on long-term returns (e.g., long-term bond rates) and current and target asset allocations between asset categories. The target asset allocation is determined based on consultations with external investment advisers. If all other factors were to remain unchanged, we expect that a 1% decrease in the actual long-term rate of return would cause 2011 combined pension and postretirement cost to increase $575. However, any differences in the rate and actual returns will be included with the actuarial gain or loss recorded in the fourth quarter when our plans are remeasured.

Composite Rate of Compensation Increase Our expected composite rate of compensation increase of 4% reflects the long-term average rate of salary increases.

Healthcare Cost Trend Our healthcare cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. In addition to the healthcare cost trend, we assume an annual 3% growth in administrative expenses and an annual 3% growth in dental claims. Due to benefit design changes (e.g., increased copays and deductibles for prescription drugs and certain medical services), we have generally experienced better-than-expected claims cost in recent years. Our assumed annual healthcare cost trend rate for 2011 and 2010 is 5.00%.

Dollars in millions except per share amounts

A one percentage-point change in the assumed combined medical and dental cost trend rate would have the following effects:

	One Percentage-Point Increase	One Percentage-Point Decrease
Increase (decrease) in total of service and interest cost components	$ 312	$ (252)
Increase (decrease) in accumulated postretirement benefit obligation	3,606	(2,973)

Prior to August 2009, a majority of our labor contracts contained an annual dollar cap for nonmanagement retirees who retire during the term of the labor contract. However, we waived the cap during the relevant contract periods and thus did not collect contributions from those retirees. We have similarly waived the cap for nonmanagement retirees who retired prior to inception of the labor contract. We did not account for the cap in the value of our accumulated postretirement benefit obligation (i.e., we assumed the cap would be waived for all future contract periods). In August 2009, the Company announced that the annual dollar caps would be enforced for some groups beginning in 2010, with alternative uncapped plans available. We have accounted for participants moving to these alternative plans.

Plan Assets

Plan assets consist primarily of private and public equity, government and corporate bonds, and real assets (real estate and natural resources). The asset allocations of the pension plans are maintained to meet ERISA requirements. Any plan contributions, as determined by ERISA regulations, are made to a pension trust for the benefit of plan participants. We maintain VEBA trusts to partially fund postretirement benefits; however, there are no ERISA or regulatory requirements that these postretirement benefit plans be funded annually.

The principal investment objectives are to ensure the availability of funds to pay pension and postretirement benefits as they become due under a broad range of future economic scenarios, to maximize long-term investment return with an acceptable level of risk based on our pension and postretirement obligations, and to be broadly diversified across and within the capital markets to insulate asset values against adverse experience in any one market. Each asset class has broadly diversified characteristics. Substantial biases toward any particular investing style or type of security are sought to be avoided by managing the aggregation of all accounts with portfolio benchmarks. Asset and benefit obligation forecasting studies are conducted periodically, generally every two to three years, or when significant changes have occurred in market conditions, benefits, participant demographics or funded status. Decisions regarding investment policy are made with an understanding of the effect of asset allocation on funded status, future contributions and projected expenses. The current asset allocation policy and risk level for the pension plan and VEBA assets are based on a study completed and approved during 2009.

The plans' weighted-average asset targets and actual allocations as a percentage of plan assets, including the notional exposure of future contracts by asset categories at December 31, are as follows:

	Pension Assets			Postretirement (VEBA) Assets		
	Target	**2010**	2009	Target	**2010**	2009
Equity securities:						
Domestic	25% – 35%	**29%**	34%	37% – 47%	**42%**	39%
International	10% – 20%	**15**	16	29% – 39%	**34**	27
Fixed income securities	30% – 40%	**34**	30	9% – 19%	**14**	20
Real assets	6% – 16%	**9**	8	0% – 6%	**1**	2
Private equity	4% – 14%	**12**	10	0% – 9%	**4**	4
Other	0% – 5%	**1**	2	1% – 11%	**5**	8
Total		**100%**	100%		**100%**	100%

At December 31, 2010, AT&T securities represented less than 0.5% of assets held by our pension plans and VEBA trusts.

Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Fair Value Measurements" for further discussion.

Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Over-the-counter (OTC) securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using a series of techniques, such as Black-Scholes option pricing models, simulation models or a combination of various models.

Common/collective trust funds and other commingled (103-12) investment entities are valued at quoted redemption values that represent the net asset values of units held at year end which management has determined approximates fair value.

Alternative investments, including investments in private equity, real estate, natural resources, mezzanine and distressed debt, limited partnership interest, private bonds and hedge funds do not have readily available market values. These estimated fair values may differ significantly from the values that would have been used had a ready market for these investments existed, and such differences could be material. Alternative investments not having an established market are valued at fair value as determined by the investment managers. Private equity, mezzanine and distressed investments are often valued initially by the investment managers based upon cost. Thereafter, investment managers may use available market data to determine adjustments to carrying value based upon observations of the trading multiples of public companies considered comparable to the private companies being valued. Such market data used to determine adjustments to accounts for cash flows and company-specified issues include current operating performance and future expectations of the investments, changes in market outlook, and the third-party financing environment. Private equity partnership holdings may also include publicly held equity investments in liquid markets that are marked-to-market at quoted public values, subject to adjustments for large positions held. Real estate and natural resource direct investments are valued either at amounts based upon appraisal reports prepared by independent third-party appraisers or at amounts as determined by internal appraisals performed by the investment manager, which has been agreed to by an external valuation consultant. Private bond valuation is based upon pricing provided by an external pricing service when such pricing is available. In the event a security is too thinly traded or narrowly held to be priced by such a pricing service, or the price furnished by such external pricing services is deemed inaccurate, the managers will then solicit broker/dealer quotes (spreads or prices). In cases where such quotes are available, fair value will be determined based solely upon such quotes provided. Managers will typically use a pricing matrix for determining fair value in cases where an approved pricing service or a broker/dealer is unable to provide a fair valuation for specific fixed-rate securities such as many private placements. New fixed-rate securities will be initially valued at cost at the time of purchase. Thereafter, each bond will be assigned a spread from a pricing matrix that will be added to current Treasury rates. The pricing matrix derives spreads for each bond based on external market data, including the current credit rating for the bonds, credit spreads to Treasuries for each credit rating, sector add-ons or credits, issue specific add-ons or credits as well as call or other options.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Non-interest bearing cash, temporary assets and overdrafts are valued at cost, which approximates fair value.

Fair Value Measurements
See Note 9 "Fair Value Measurements and Disclosure" for a discussion of fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Dollars in millions except per share amounts

The following table sets forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2010:

Pension Assets and Liabilities at Fair Value as of December 31, 2010	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$ 100	$ —	$ —	$ 100
Interest bearing cash	—	74	—	74
Foreign exchange contract	—	57	—	57
Equity securities:				
Domestic equities	9,692	16	—	9,708
International equities	4,960	4	—	4,964
Fixed income securities:				
Asset-backed securities	—	730	6	736
Mortgage-backed securities	—	2,744	—	2,744
Collateralized mortgage-backed securities	—	335	—	335
Collateralized mortgage obligations/REMICS	—	565	—	565
Other corporate and other bonds and notes	430	4,637	—	5,067
U.S. Government and governmental agencies	—	1,831	—	1,831
Municipal bonds	—	233	—	233
Convertible and preferred securities	87	204	—	291
Fixed income funds	—	—	377	377
Registered investment companies	—	1	—	1
Private equity funds	35	1	5,821	5,857
Real assets:				
Real assets	—	—	2,383	2,383
Real estate funds	—	448	1,545	1,993
Commingled funds:				
Interest bearing investments	—	2,351	—	2,351
Hedge funds	—	831	50	881
Equities	—	1,769	—	1,769
Fixed income	—	1,101	—	1,101
Market value of securities on loan:				
Interest bearing investments	—	209	—	209
Equity securities:				
Domestic	2,113	20	—	2,133
International	320	—	—	320
Fixed income securities:				
Asset-backed securities	—	9	—	9
Mortgage-backed securities	—	24	—	24
Collateralized mortgage-backed securities	—	8	—	8
Other corporate and other bonds and notes	42	763	—	805
U.S. Government and governmental agencies	—	2,028	—	2,028
Convertible and preferred securities	12	16	—	28
Securities lending collateral	2,558	3,110	—	5,668
Variation margin receivable	3	—	—	3
Assets at fair value	20,352	24,119	10,182	54,653
Overdrafts	3	4	—	7
Unrealized depreciation on foreign currency contracts	—	57	—	57
Investments sold short	405	24	140	569
Written options payable	1	—	—	1
Liabilities at fair value	409	85	140	634
Total plan net assets at fair value	$19,943	$24,034	$10,042	$ 54,019
Other assets (liabilities)[1]				(6,398)
Total Plan Net Assets				**$47,621**

[1]Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Postretirement Assets and Liabilities at Fair Value as of December 31, 2010	Level 1	Level 2	Level 3	Total
Interest bearing investments	$ 1	$ 525	$ —	$ 526
Equity securities:				
International	3,373	—	—	3,373
Domestic	3,361	1	—	3,362
Fixed income securities:				
Asset-backed securities	—	51	—	51
Collateralized mortgage-backed securities	—	37	—	37
Collateralized mortgage obligations	—	43	—	43
Other corporate and other bonds and notes	20	308	19	347
U.S. Government and governmental agencies	1	574	—	575
Registered investment companies	169	—	—	169
Commingled funds:				
Interest bearing investments	—	295	—	295
Hedge funds	—	77	26	103
Equities	—	1,167	—	1,167
Fixed income	80	1,526	—	1,606
Private equity assets	12	3	496	511
Real assets	—	—	157	157
Market value of securities on loan:				
Equity securities:				
International	245	—	—	245
Domestic	361	—	—	361
Fixed income securities:				
Other corporate and other bonds and notes	—	15	—	15
U.S. Government and governmental agencies	5	55	—	60
Commingled funds:				
Private equity assets	5	—	—	5
Securities lending collateral	636	71	—	707
Receivable for foreign exchange contracts	2	—	—	2
Assets at fair value	8,271	4,748	698	13,717
Foreign exchange contracts payable	2	—	—	2
Liabilities at fair value	2	—	—	2
Total plan net assets at fair value	$8,269	$4,748	$698	$ 13,715
Other assets (liabilities)[1]				(968)
Total Plan Net Assets				**$12,747**

[1]Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Dollars in millions except per share amounts

The table below sets forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2010:

Pension Assets	Equities-Domestic	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance, beginning of year	$ 1	$ 337	$ 102	$ 4,874	$ 3,297	$ 8,611
Transfers into Level 3	(140)	3	—	—	—	(137)
Transfers out of Level 3	—	(1)	—	—	—	(1)
Realized gains (losses)	(2)	41	—	442	92	573
Unrealized gains (losses)	(1)	15	(52)	950	628	1,540
Purchases, sales, issuances and settlements (net)	2	(12)	—	(445)	(89)	(544)
Balance, end of year	**$(140)**	**$383**	**$ 50**	**$5,821**	**$3,928**	**$10,042**

Postretirement Assets	Fixed Income Securities	Hedge Funds	Private Equity Assets	Real Assets	Total
Balance, beginning of year	$ 19	$ 72	$ 480	$ 171	$ 742
Transfers into Level 3	—	—	(12)	—	(12)
Realized gains (losses)	—	—	—	14	14
Unrealized gains (losses)	—	—	7	(18)	(11)
Purchases, sales, issuances and settlements (net)	—	(46)	21	(10)	(35)
Balance, end of year	**$19**	**$26**	**$496**	**$157**	**$698**

The following tables set forth by level, within the fair value hierarchy, the pension and postretirement assets and liabilities at fair value as of December 31, 2009:

Pension Assets and Liabilities at Fair Value as of December 31, 2009	Level 1	Level 2	Level 3	Total
Non-interest bearing cash	$ 464	$ —	$ —	$ 464
Interest bearing cash	—	248	—	248
Foreign exchange contract	—	22	—	22
Equity securities:				
Domestic equities	8,704	22	1	8,727
International equities	5,367	13	—	5,380
Fixed income securities:				
Asset-backed securities	—	999	—	999
Mortgage-backed securities	—	1,727	—	1,727
Collateralized mortgage-backed securities	—	499	—	499
Collateralized mortgage obligations/REMICS	—	925	—	925
Other corporate and other bonds and notes	—	4,618	—	4,618
U.S. Government and governmental agencies	—	953	—	953
Municipal bonds	—	119	—	119
Convertible and preferred securities	91	200	—	291
Fixed income funds	—	—	337	337
Registered investment companies	509	—	—	509
Private equity funds	36	—	4,874	4,910
Real assets:				
Real assets	—	—	1,955	1,955
Real estate funds	—	352	1,342	1,694
Commingled funds:				
Interest bearing investments	—	2,212	—	2,212
Hedge funds	—	751	102	853
Equities	—	3,213	—	3,213
Fixed income	—	985	—	985
Market value of securities on loan:				
Interest bearing investments	—	300	—	300
Equity securities:				
Domestic	1,943	1	—	1,944
International	562	15	—	577
Fixed income securities:				
Asset-backed securities	—	7	—	7
Mortgage-backed securities	—	588	—	588
Collateralized mortgage-backed securities	—	3	—	3
Collateralized mortgage obligations/REMICS	—	32	—	32
Other corporate and other bonds and notes	—	687	—	687
U.S. Government and governmental agencies	—	2,304	—	2,304
Convertible and preferred securities	23	8	—	31
Securities lending collateral	—	6,606	—	6,606
Receivable for investments sold short	191	—	—	191
Assets at fair value	17,890	28,409	8,611	54,910
Overdrafts	1	—	—	1
Unrealized depreciation on foreign currency contracts	—	20	—	20
Investments sold short	435	290	—	725
Written options payable	4	—	—	4
Variation margin payable	30	—	—	30
Liabilities at fair value	470	310	—	780
Total plan net assets at fair value	$17,420	$28,099	$8,611	$54,130
Other assets (liabilities)[1]				(7,257)
Total Plan Net Assets				$46,873

[1]Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

Dollars in millions except per share amounts

Postretirement Assets and Liabilities at Fair Value as of December 31, 2009	Level 1	Level 2	Level 3	Total
Interest bearing investments	$ 372	$ —	$ —	$ 372
Equity securities:				
International	2,121	—	—	2,121
Domestic	2,363	11	—	2,374
Fixed income securities:				
Asset-backed securities	—	49	—	49
Collateralized mortgage-backed securities	—	11	—	11
Collateralized mortgage obligations	—	57	—	57
Other corporate and other bonds and notes	—	276	19	295
U.S. Government and governmental agencies	16	301	—	317
Registered investment companies	182	—	—	182
Futures	(1)	—	—	(1)
Commingled funds:				
Interest bearing investments	—	468	—	468
Hedge funds	—	155	72	227
Equities	102	2,108	—	2,210
Fixed income	75	1,449	—	1,524
Private equity assets	15	6	480	501
Real assets	—	—	171	171
Market value of securities on loan:				
Equity securities:				
International	248	—	—	248
Domestic	396	—	—	396
Fixed income securities:				
Other corporate and other bonds and notes	—	13	—	13
U.S. Government and governmental agencies	25	50	—	75
Commingled funds:				
Private equity assets	6	—	—	6
Securities lending collateral	700	65	—	765
Receivable for foreign exchange contracts	10	—	—	10
Assets at fair value	6,630	5,019	742	12,391
Foreign exchange contracts payable	10	—	—	10
Written options	—	—	—	—
Liabilities at fair value	10	—	—	10
Total plan net assets at fair value	$6,620	$5,019	$742	$12,381
Other assets (liabilities)[1]				(868)
Total Plan Net Assets				$11,513

[1]Other assets (liabilities) include accounts receivable, accounts payable and net adjustment for securities lending payable.

The table below sets forth a summary of changes in the fair value of the Level 3 pension and postretirement assets for the year ended December 31, 2009:

Pension Assets	Equities-Domestic	Fixed Income Funds	Hedge Funds	Private Equity Funds	Real Assets	Total
Balance, beginning of year	$ 1	$248	$114	$5,152	$ 5,281	$10,796
Realized gains (losses)	—	19	—	97	(47)	69
Unrealized gains (losses)	(1)	(7)	—	(582)	(1,613)	(2,203)
Purchases, sales, issuances and settlements (net)	1	77	(12)	207	(324)	(51)
Balance, end of year	$ 1	$337	$102	$4,874	$ 3,297	$ 8,611

Postretirement Assets	Equity Securities	Fixed Income Securities	Hedge Funds	Private Equity Assets	Real Assets	Total
Balance, beginning of year	$ 6	$ —	$55	$553	$265	$879
Realized gains (losses)	—	—	—	23	(34)	(11)
Unrealized gains (losses)	—	—	—	(74)	(64)	(138)
Purchases, sales, issuances and settlements (net)	(6)	19	17	(22)	4	12
Balance, end of year	$—	$19	$72	$480	$171	$742

Estimated Future Benefit Payments

Expected benefit payments are estimated using the same assumptions used in determining our benefit obligation at December 31, 2010. Because benefit payments will depend on future employment and compensation levels, average years employed and average life spans, among other factors, changes in any of these factors could significantly affect these expected amounts. The following table provides expected benefit payments under our pension and postretirement plans:

	Pension Benefits	Postretirement Benefits	Medicare Subsidy Receipts
2011	$ 5,912	$ 2,594	$(114)
2012	6,191	2,558	(124)
2013	4,008	2,546	(134)
2014	4,002	2,483	(144)
2015	4,025	2,430	(154)
Years 2016 – 2020	20,211	11,874	(926)

Supplemental Retirement Plans

We also provide certain senior- and middle-management employees with nonqualified, unfunded supplemental retirement and savings plans. While these plans are unfunded, we have assets in a designated nonbankruptcy remote trust that are independently managed and used to provide for these benefits. These plans include supplemental pension benefits as well as compensation-deferral plans, some of which include a corresponding match by us based on a percentage of the compensation deferral.

We use the same significant assumptions for the discount rate and composite rate of compensation increase used in determining the projected benefit obligation and the net pension and postemployment benefit cost. The following tables provide the plans' benefit obligations and fair value of assets at December 31 and the components of the supplemental retirement pension benefit cost. The net amount recorded as "Other noncurrent liabilities" on our consolidated balance sheets at December 31, 2010, was $2,270 and $2,139 at December 31, 2009.

The following table provides information for our supplemental retirement plans with accumulated benefit obligations in excess of plan assets:

	2010	2009
Projected benefit obligation	**$(2,270)**	$(2,139)
Accumulated benefit obligation	**(2,154)**	(2,058)
Fair value of plan assets	**—**	—

The following tables present the components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in OCI:

Net Periodic Benefit Cost	**2010**	2009	2008
Service cost – benefits earned during the period	**$ 12**	$ 11	$ 13
Interest cost on projected benefit obligation	**134**	140	141
Amortization of prior service cost	**2**	5	6
Actuarial (gain) loss[1]	**186**	82	(104)
Net supplemental retirement pension cost	**$334**	$238	$ 56

[1]Amounts for 2008 and 2009 are adjusted for the change in accounting policy as discussed in Note 1.

Other Changes Recognized in Other Comprehensive Income	**2010**	2009
Prior service cost (credit)	**$(5)**	$(5)
Reversal of amortization of prior service cost	**(2)**	(3)
Total recognized in other comprehensive income	**$(7)**	$(8)

The estimated prior service cost for our supplemental retirement plan benefits that will be amortized from accumulated OCI into net periodic benefit cost over the next fiscal year is $2.

Dollars in millions except per share amounts

Deferred compensation expense was $96 in 2010, $95 in 2009 and $54 in 2008. Our deferred compensation liability, included in "Other noncurrent liabilities," was $1,021 at December 31, 2010, and $1,031 at December 31, 2009.

Contributory Savings Plans

We maintain contributory savings plans that cover substantially all employees. Under the savings plans, we match in cash or company stock a stated percentage of eligible employee contributions, subject to a specified ceiling. There are no debt-financed shares held by the Employee Stock Ownership Plans, allocated or unallocated.

Our match of employee contributions to the savings plans is fulfilled with purchases of our stock on the open market or company cash. Benefit cost is based on the cost of shares or units allocated to participating employees' accounts and was $607, $586 and $664 for the years ended December 31, 2010, 2009 and 2008.

NOTE 12. SHARE-BASED PAYMENT

We account for our share-based payment arrangements based on the fair value of the awards on their respective grant date, which may affect our ability to fully realize the value shown on our consolidated balance sheets of deferred tax assets associated with compensation expense. Full realization of these deferred tax assets requires stock options to be exercised at a price equaling or exceeding the sum of the exercise price plus the fair value of the options at the grant date. We record a valuation allowance when our future taxable income is not expected to be sufficient to recover the asset. Accordingly, there can be no assurance that the current stock price of our common shares will rise to levels sufficient to realize the entire tax benefit currently reflected on our consolidated balance sheets. However, to the extent we generate excess tax benefits (i.e., that additional tax benefits in excess of the deferred taxes associated with compensation expense previously recognized) the potential future impact on income would be reduced.

At December 31, 2010, we had various share-based payment arrangements, which we describe in the following discussion. The compensation cost recognized for those plans was included in operating expenses in our consolidated statements of income. The total income tax benefit recognized in the consolidated statements of income for share-based payment arrangements was $196 for 2010, compared to $121 for 2009 and $63 for 2008.

Under our various plans, senior and other management employees and nonemployee directors have received stock options, performance stock units, and other nonvested stock units. Stock options issued through December 31, 2010, carry exercise prices equal to the market price of our stock at the date of grant. Prior to 2006, depending on the grant, stock options vesting could occur up to five years from the date of grant, with most options vesting ratably over three years. Stock options granted as part of a deferred compensation plan do not have a vesting period; since 2006, these are the only options issued by AT&T. We grant performance stock units, which are nonvested stock units, to key employees based upon our stock price at the date of grant and award them in the form of AT&T common stock and cash at the end of a three-year period, subject to the achievement of certain performance goals. We treat the cash portion of these awards as a liability. Other nonvested stock units are valued at the market price of our common stock at the date of grant and vest typically over a two- to five-year period. As of December 31, 2010, we were authorized to issue up to 97 million shares of common stock (in addition to shares that may be issued upon exercise of outstanding options or upon vesting of performance stock units or other nonvested stock units) to officers, employees, and directors pursuant to these various plans.

The compensation cost that we have charged against income for our share-based payment arrangements was as follows:

	2010	2009	2008
Performance stock units	**$421**	$289	$151
Stock options	**6**	8	11
Restricted stock	**85**	21	9
Other	**1**	(2)	(6)
Total	**$513**	$316	$165

The estimated fair value of the options when granted is amortized to expense over the options' vesting or required service period. The fair value for these options, for the indicated years ended, was estimated at the date of grant based on the expected life of the option and historical exercise experience, using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	**3.06%**	3.17%	3.96%
Dividend yield	**6.61%**	6.82%	4.36%
Expected volatility factor	**15.75%**	19.65%	18.76%
Expected option life in years	**7.00**	7.00	7.00

A summary of option activity as of December 31, 2010, and changes during the year then ended, is presented below (shares in millions):

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value[1]
Outstanding at January 1, 2010	178	$36.79	1.86	$115
Granted	4	25.45		
Exercised	(2)	22.27		
Forfeited or expired	(50)	42.13		
Outstanding at December 31, 2010	130	34.60	1.69	$150
Exercisable at December 31, 2010	125	$34.90	1.43	$134

[1]Aggregate intrinsic value includes only those options with intrinsic value (options where the exercise price is below the market price).

The weighted-average fair value of each option granted during the period was $1.34 for 2010, compared to $1.84 for 2009 and $5.04 for 2008. The total intrinsic value of options exercised during 2010 was $13, compared to $5 for 2009, and $78 for 2008.

It is our policy to satisfy share option exercises using our treasury shares. The actual excess tax benefit realized for the tax deductions from option exercises from these arrangements was $2 for 2010, compared to $0 for 2009 and $10 for 2008.

A summary of the status of our nonvested stock units, which includes performance stock units as of December 31, 2010, and changes during the year then ended is presented as follows (shares in millions):

Nonvested Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2010	26	$ 26.48
Granted	15	25.48
Vested	(12)	34.64
Forfeited	—	25.92
Nonvested at December 31, 2010	**29**	**$25.30**

As of December 31, 2010, there was $414 of total unrecognized compensation cost related to nonvested share-based payment arrangements granted. That cost is expected to be recognized over a weighted-average period of 1.81 years. The total fair value of shares vested during the year was $396 for 2010, compared to $471 for 2009 and $554 for 2008.

NOTE 13. STOCKHOLDERS' EQUITY

From time to time, we repurchase shares of common stock for distribution through our employee benefit plans or in connection with certain acquisitions. In December 2010, the Board of Directors authorized the repurchase of up to 300 million shares of our common stock. As of December 31, 2010, we repurchased no shares under this program. In December 2007, the Board of Directors authorized the repurchase of up to 400 million shares of our common stock. This authorization replaced previous authorizations and expired on December 31, 2009. As of December 31, 2009, we had repurchased approximately 164 million shares under this program.

During the Annual Meeting of Shareholders in April 2009, shareholders approved the increase of authorized common shares of AT&T stock from 7 billion to 14 billion, with no change to the currently authorized 10 million preferred shares of AT&T stock. As of December 31, 2010 and 2009, no preferred shares were outstanding.

In December 2010, the Company declared its quarterly dividend, which reflected an increase in the amount per share of common stock to $0.43. In December 2009, the Company declared its quarterly dividend, increasing the amount per share of common stock from $0.41 to $0.42.

Dollars in millions except per share amounts

NOTE 14. ADDITIONAL FINANCIAL INFORMATION

	December 31,	
Consolidated Balance Sheets	**2010**	2009
Accounts payable and accrued liabilities:		
Accounts payable	**$ 7,437**	$ 7,511
Accrued rents and other	**2,761**	3,333
Accrued payroll and commissions	**2,225**	2,392
Deferred directory revenue	**1,278**	1,491
Accrued interest	**1,601**	1,717
Compensated future absences	**538**	559
Current portion of employee benefit obligation	**2,394**	2,021
Liabilities related to discontinued operations	**—**	491
Other	**1,821**	1,745
Total accounts payable and accrued liabilities	**$20,055**	$21,260
Deferred compensation (included in Other noncurrent liabilities)	**$ 1,572**	$ 1,538

Consolidated Statements of Income	2010	2009	2008
Advertising expense	**$2,989**	$2,787	$3,050
Interest expense incurred	**$3,766**	$4,108	$4,028
Capitalized interest	**(772)**	(740)	(659)
Total interest expense	**$2,994**	$3,368	$3,369

Consolidated Statements of Cash Flows	2010	2009	2008
Cash paid during the year for:			
Interest	**$3,882**	$3,862	$3,705
Income taxes, net of refunds	**3,538**	4,471	5,307

Consolidated Statements of Changes in Stockholders' Equity	2010	2009	2008
Foreign currency translation adjustment	**$ (494)**	$ (765)	$(912)
Unrealized gains on available-for-sale securities	**316**	324	100
Unrealized gains (losses) on cash flow hedges	**(180)**	142	(483)
Defined benefit postretirement plans[1]	**3,070**	2,979	878
Other	**—**	(2)	(1)
Accumulated other comprehensive income (loss)	**$2,712**	$2,678	$(418)

[1]Amounts for 2009 and 2008 are adjusted for the change in accounting policy as discussed in Note 1.

No customer accounted for more than 10% of consolidated revenues in 2010, 2009 or 2008.

A majority of our employees are represented by labor unions as of year-end 2010.

NOTE 15. CONTINGENT LIABILITIES

We are party to numerous lawsuits, regulatory proceedings and other matters arising in the ordinary course of business. In accordance with GAAP standards for contingencies, in evaluating these matters on an ongoing basis, we take into account amounts already accrued on the balance sheet. In our opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position, results of operations or cash flows.

We have contractual obligations to purchase certain goods or services from various other parties. Our purchase obligations are expected to be approximately $3,158 in 2011, $4,904 in total for 2012 and 2013, $1,934 in total for 2014 and 2015 and $607 in total for years thereafter.

See Note 9 for a discussion of collateral and credit-risk contingencies.

NOTE 16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables represent our quarterly financial results:

	2010 Calendar Quarter				
	First[3]	Second[4]	Third[5]	Fourth[6]	Annual
Total Operating Revenues	$30,530	$30,808	$31,581	$31,361	$124,280
Operating Income[2]	5,971	6,083	5,431	2,088	19,573
Income (Loss) from Discontinued Operations	2	(5)	780	2	779
Net Income[2]	2,540	4,082	12,396	1,161	20,179
Income from Continuing Operations Attributable to AT&T[2]	2,451	4,008	11,539	1,087	19,085
Net Income Attributable to AT&T[2]	2,453	4,003	12,319	1,089	19,864
Basic Earnings Per Share from Continuing Operations Attributable to AT&T[1,2]	$ 0.42	$ 0.68	$ 1.95	$ 0.18	$ 3.23
Basic Earnings Per Share from Discontinued Operations Attributable to AT&T[1,2]	—	—	0.13	—	0.13
Basic Earnings Per Share Attributable to AT&T[1,2]	$ 0.42	$ 0.68	$ 2.08	$ 0.18	$ 3.36
Diluted Earnings Per Share from Continuing Operations Attributable to AT&T[1,2]	$ 0.41	$ 0.67	$ 1.94	$ 0.18	$ 3.22
Diluted Earnings Per Share from Discontinued Operations Attributable to AT&T[1,2]	—	—	0.13	—	0.13
Diluted Earnings Per Share Attributable to AT&T[1,2]	$ 0.41	$ 0.67	$ 2.07	$ 0.18	$ 3.35
Stock Price					
High	$ 28.73	$ 26.75	$ 29.15	$ 29.56	
Low	24.61	23.78	23.88	27.49	
Close	25.84	24.19	28.60	29.38	

[1]Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted average common shares for the quarters versus the weighted average common shares for the year.
[2]Amounts for first, second and third quarters are adjusted for the change in accounting policy as discussed in Note 1 and that were included in our January 13, 2011 Form 8-K filing with the Securities and Exchange Commission.
[3]Includes a charge to income tax expense related to Medicare Part D subsidies (Note 10).
[4]Includes a gain on our TI exchange (Note 7).
[5]Includes an IRS tax settlement (Note 10).
[6]Includes an actuarial loss on pension and postretirement benefit plans (Note 10) and severance (Note 1).

	2009 Calendar Quarter				
	First	Second	Third	Fourth	Annual
Total Operating Revenues	$30,457	$30,614	$30,734	$30,708	$122,513
Operating Income[2]	5,684	5,441	5,311	4,564	21,000
Income (Loss) from Discontinued Operations	(3)	2	7	14	20
Net Income[2]	3,167	3,239	3,237	2,804	12,447
Income from Continuing Operations Attributable to AT&T[2]	3,094	3,160	3,148	2,716	12,118
Net Income Attributable to AT&T[2]	3,091	3,162	3,155	2,730	12,138
Basic Earnings Per Share from Continuing Operations Attributable to AT&T[1,2]	$ 0.52	$ 0.54	$ 0.53	$ 0.46	$ 2.06
Basic Earnings Per Share from Discontinued Operations Attributable to AT&T[1,2]	—	—	—	—	—
Basic Earnings Per Share Attributable to AT&T[1,2]	$ 0.52	$ 0.54	$ 0.53	$ 0.46	$ 2.06
Diluted Earnings Per Share from Continuing Operations Attributable to AT&T[1,2]	$ 0.52	$ 0.53	$ 0.53	$ 0.46	$ 2.05
Diluted Earnings Per Share from Discontinued Operations Attributable to AT&T[1,2]	—	—	—	—	—
Diluted Earnings Per Share Attributable to AT&T[1,2]	$ 0.52	$ 0.53	$ 0.53	$ 0.46	$ 2.05
Stock Price					
High	$ 29.46	$ 27.09	$ 27.68	$ 28.61	
Low	21.44	23.38	23.19	25.00	
Close	25.20	24.84	27.01	28.03	

[1]Quarterly earnings per share impacts may not add to full-year earnings per share impacts due to the difference in weighted average common shares for the quarters versus the weighted average common shares for the year.
[2]Amounts for 2009 are adjusted for the change in accounting policy as discussed in Note 1.

Report of Management

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The integrity and objectivity of the data in these financial statements, including estimates and judgments relating to matters not concluded by year end, are the responsibility of management, as is all other information included in the Annual Report, unless otherwise indicated.

The financial statements of AT&T Inc. (AT&T) have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm. Management has made available to Ernst & Young LLP all of AT&T's financial records and related data, as well as the minutes of stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate.

Management maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by AT&T is recorded, processed, summarized, accumulated and communicated to its management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure, and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Management also seeks to ensure the objectivity and integrity of its financial data by the careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communication programs aimed at ensuring that its policies, standards and managerial authorities are understood throughout the organization.

The Audit Committee of the Board of Directors meets periodically with management, the internal auditors and the independent auditors to review the manner in which they are performing their respective responsibilities and to discuss auditing, internal accounting controls and financial reporting matters. Both the internal auditors and the independent auditors periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Assessment of Internal Control

The management of AT&T is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. AT&T's internal control system was designed to provide reasonable assurance to the company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

AT&T management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on its assessment, AT&T management believes that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the company's internal control over financial reporting.



Randall Stephenson
Chairman of the Board,
Chief Executive Officer and President



Richard G. Lindner
Senior Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AT&T Inc.

We have audited the accompanying consolidated balance sheets of AT&T Inc. (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company has elected to change its method of accounting for actuarial gains and losses and the calculation of expected return on plan assets related to its pension and other postretirement benefit plans in 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Dallas, Texas
February 28, 2011

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of AT&T Inc.

We have audited AT&T Inc.'s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas
February 28, 2011

AT&T Inc. Board of Directors

Randall L. Stephenson, 50 [4]



Chairman of the Board,
Chief Executive Officer and President
AT&T Inc.
Dallas, Texas
Director since 2005
Background: Telecommunications

Jon C. Madonna, 67 [1,2,4]



Lead Director
Retired Chairman and
Chief Executive Officer
KPMG
Director since 2005
AT&T Corp. Director 2002–2005
Background: Public accounting

Gilbert F. Amelio, Ph.D., 68 [4,6,7]



Senior Partner
Sienna Ventures
Director since 2001
Advisory Director 1997–2001
Pacific Telesis Director 1995–1997
Background: Technology, electronics engineering

Reuben V. Anderson, 68 [4,5,7]



Senior Partner
Phelps Dunbar, LLP
Director since 2006
BellSouth Corporation
Director 1994–2006
Background: Law

James H. Blanchard, 69 [2,4,6]



Retired Chairman of the Board
and Chief Executive Officer
Synovus Financial Corp.
Director since 2006
BellSouth Corporation Director 1994–2006
BellSouth Telecommunications
Director 1988–1994
Background: Financial services

Jaime Chico Pardo, 61 [1,2]



President and Chief Executive Officer
ENESA
Director since 2008
Background: Telecommunications,
banking

James P. Kelly, 67 [1,3]



Retired Chairman of the Board
and Chief Executive Officer
United Parcel Service, Inc.
Director since 2006
BellSouth Corporation Director 2000–2006
Background: Air delivery and freight services

Lynn M. Martin, 71 [3,4,5]



President
The Martin Hall Group, LLC
Director since 1999
Ameritech Director 1993–1999
Background: Consulting, former
Congresswoman and Secretary of Labor

John B. McCoy, 67 [3,4,5,6]



Retired Chairman and
Chief Executive Officer
Bank One Corporation
Director since 1999
Ameritech Director 1991–1999
Background: Banking

Joyce M. Roché, 63 [3,7]



Retired President and
Chief Executive Officer
Girls Incorporated
Director since 1998
Southern New England Telecommunications
Director 1997–1998
Background: Marketing

Matthew K. Rose, 51 [6]



Chairman and Chief Executive Officer
Burlington Northern Santa Fe, LLC
Director since 2010
Background: Freight transport

Laura D'Andrea Tyson, Ph.D., 63 [1,2,5]



S. K. and Angela Chan Professor of
Global Management
Walter A. Haas School of Business
University of California at Berkeley
Director since 1999
Ameritech Director 1997–1999
Background: Economics, education

Patricia P. Upton,* 72 [6,7]



President and Chief Executive Officer
Aromatique, Inc.
Director since 1993
Background: Manufacturing and
marketing of decorative fragrances

Committees of the Board:
(1) Audit
(2) Corporate Development
(3) Corporate Governance and Nominating
(4) Executive
(5) Finance/Pension
(6) Human Resources
(7) Public Policy

(Information is provided
as of March 10, 2011.)

*Retiring April 29, 2011.

Senior Officers of AT&T Inc. and its Affiliates

Randall Stephenson, 50
Chairman, Chief Executive Officer
and President

Cathy Coughlin, 53
Senior Executive Vice President
and Global Marketing Officer

Forrest Miller, 58
Group President-Corporate
Strategy and Development

Wayne Watts, 57
Senior Executive Vice President
and General Counsel

Bill Blase Jr., 55
Senior Executive Vice President-
Human Resources

Ralph de la Vega, 59
President and Chief Executive Officer
AT&T Mobility and Consumer Markets

Ron Spears, 62
Senior Executive Vice President-
Executive Operations

Ray Wilkins Jr., 59
Chief Executive Officer-
AT&T Diversified Businesses

Jim Cicconi, 58
Senior Executive Vice President-
External and Legislative Affairs
AT&T Services, Inc.

Rick Lindner, 56
Senior Executive Vice President
and Chief Financial Officer

John Stankey, 48
President and Chief Executive Officer
AT&T Business Solutions

(Information is provided
as of February 28, 2011.)

Stockholder Information

Toll-Free Stockholder Hotline

Call us at 1-800-351-7221 between 8:00 a.m. and 7:00 p.m. Central time, Monday through Friday (TDD 1-888-403-9700) for help with:

- Account inquiries
- Requests for assistance, including stock transfers
- Information on The DirectSERVICE™ Investment Program for Stockholders of AT&T Inc. (sponsored and administered by Computershare Trust Company, N.A.)

Written Stockholder Requests

Please mail all account inquiries and other requests for assistance regarding your stock ownership to:

AT&T Inc.
c/o Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

You may also reach the transfer agent for AT&T Inc. at att@computershare.com or visit the website at www.computershare.com/att.

DirectSERVICE Investment Program

The DirectSERVICE Investment Program for Stockholders of AT&T Inc. is sponsored and administered by Computershare Trust Company, N.A. The program allows current stockholders to reinvest dividends, purchase additional AT&T Inc. stock or enroll in an individual retirement account.

For more information, call 1-800-351-7221.

Stock Trading Information

AT&T Inc. is listed on the New York Stock Exchange.
Ticker symbol: T

Information on the Internet

Information about AT&T Inc. is available on the Internet at www.att.com.

Annual Meeting

The annual meeting of stockholders will be held at 9:00 a.m. Central time Friday, April 29, 2011, at:

Statehouse Convention Center
1 Statehouse Plaza
Little Rock, Arkansas 72201


Printed on recycled paper

SEC Filings

AT&T Inc.'s U.S. Securities and Exchange Commission filings, including the latest 10-K and proxy statement, are available on our website at www.att.com/investor.relations.

Investor Relations

Securities analysts and other members of the professional financial community may call the Investor Relations staff as listed on our website at www.att.com/investor.relations.

Independent Auditor

Ernst & Young LLP
2323 Victory Ave., Suite 2000
Dallas, TX 75219

Corporate Offices and Non-Stockholder Inquiries

AT&T Inc.
208 S. Akard St.
Dallas, TX 75202
210-821-4105


FSC
www.fsc.org

MIX
Paper from responsible sources
FSC® C101537

[1] AT&T U-verse received the highest numerical score among television service providers in the North Central, South and West regions in the proprietary J.D. Power and Associates 2010 Residential Television Service Satisfaction Study℠. Study based on 28,489 total responses from measuring 12 providers in the North Central region (IL, IN, MI, OH, WI), 13 providers in the South (AL, AR, FL, GA, KS, KY, LA, MS, MO, NC, OK, SC, TN, TX), and 10 providers in the West (AZ, CA, CO, ID, IA, MN, MT, NE, NV, NM, ND, OR, SD, UT, WA, WY) and measures consumer satisfaction with television service. Proprietary study results are based on experiences and perceptions of consumers surveyed in November 2009 and January 2010, April 2010 and July 2010. Your experiences may vary. Visit jdpower.com.

[2] The Bluetooth word mark and logos are registered trademarks owned by Bluetooth SIG, Inc., and any use of such marks by AT&T is under license.

[3] See *Diabetes Technology & Therapeutics*, Volume 10, Number 3, 2008, p. 160.

[4] Current Analysis US Carrier Enterprise Mobility: Competitive Landscape and Best Practices 6/10.

[5] The Gartner Magic Quadrants are copyrighted 2010 by Gartner, Inc. and are reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period (and not as of the date of this annual report). It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner, at the specified period of time. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. Magic Quadrant for Cloud Infrastructure As A Service and Web Hosting (Leong, December 2010); U.S. Telecommunications Service Providers (Chamberlin/Redman, November 2010); Web Conferencing (Smith, November 2010); Managed Security Service Providers, North America (Kavanagh/Pescatore, November 2010); Asia/Pacific Network Service Providers (Eng et al, June 2010); Communications Outsourcing & Professional Services, North America (Goodness, June 2010); Global Network Service Providers (Rickard/Mason, March 2010); Pan-European Network Service Providers (Rickard et al, March 2010); and Communications Outsourcing and Professional Services, Worldwide (Goodness, March 2010).

[6] From *FORTUNE* Magazine, March 22, 2010. © 2010 Time Inc. *FORTUNE* is a registered trademark of Time Inc. and is used under license. *FORTUNE* and Time Inc. are not affiliated with, and do not endorse products or services of, AT&T.

[7] IDC MarketScape: Worldwide MNC Telecommunications Services 2011 Vendor Analysis, Doc.# 222429, March 2010.



AT&T Inc.

208 S. Akard St.
Dallas, TX 75202
att.com